    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 25, 1996

                                                     REGISTRATION NO. 333-11177

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                               AMENDMENT NO. 3 TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                         DOMINICK'S SUPERMARKETS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          DELAWARE                                   5411                                  94-3220603
(STATE OR OTHER JURISDICTION              (PRIMARY STANDARD INDUSTRIAL                  (I.R.S. EMPLOYER
             OF                          CLASSIFICATION CODE NUMBER)                 IDENTIFICATION NUMBER)
      INCORPORATION OR
       ORGANIZATION)

                              505 RAILROAD AVENUE
                           NORTHLAKE, ILLINOIS 60164
                                 (708) 562-1000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                              THOMAS D. ROTI, ESQ.
                                GENERAL COUNSEL
                         DOMINICK'S SUPERMARKETS, INC.
                              505 RAILROAD AVENUE
                           NORTHLAKE, ILLINOIS 60164
                                 (708) 562-1000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

                             THOMAS C. SADLER, ESQ.
                                LATHAM & WATKINS
                             633 WEST FIFTH STREET
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 485-1234
                            MICHAEL A. BECKER, ESQ.
                            CAHILL GORDON & REINDEL
                                 80 PINE STREET
                            NEW YORK, NEW YORK 10005
                                 (212) 701-3000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE
================================================================================
                                                PROPOSED
                      TITLE OF EACH             MAXIMUM             AMOUNT OF
                   CLASS OF SECURITIES         AGGREGATE          REGISTRATION
                     TO BE REGISTERED     OFFERING PRICE(1)(2)        FEE(3)
--------------------------------------------------------------------------------
Common Stock, par value $.01..............   $132,480,000           $40,146
================================================================================

(1) Includes an amount relating to shares that the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for purposes of computing the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(3) Previously paid in connection with the original filing of the Registration Statement on August 30, 1996.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED OCTOBER 25, 1996

PROSPECTUS
            , 1996

                                6,400,000 SHARES

                                      LOGO

                         DOMINICK'S SUPERMARKETS, INC.

                                  COMMON STOCK

     Of the 6,400,000 shares of common stock (the "Common Stock") offered hereby (the "Offering"), 5,900,000 shares are being sold by Dominick's Supermarkets, Inc. (the "Company") and 500,000 shares are being sold by certain of the Company's stockholders (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

     Prior to this Offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price of the Common Stock will be between $16.00 and $18.00 per share. See "Underwriting" for information relating to the factors considered in determining the initial public offering price.

     The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "DFF," subject to official notice of issuance.

     SEE "RISK FACTORS" COMMENCING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
                             PRICE    UNDERWRITING     PROCEEDS    PROCEEDS TO
                            TO THE    DISCOUNTS AND     TO THE       SELLING
                            PUBLIC   COMMISSIONS(1)   COMPANY(2)   STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share.........             $        $                $            $
Total (3).........          $        $                $            $
--------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting expenses payable by the Company estimated at $1,100,000.

(3) The Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to 960,000 additional shares of Common Stock at the Price to the Public less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to the Public, Underwriting Discounts and Commissions, Proceeds to the Company and Proceeds to Selling Stockholders will be
    $          , $          , $          and $          , respectively. See
    "Underwriting."


     The shares of Common Stock are being offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or about November 1, 1996.


DONALDSON, LUFKIN & JENRETTE
          SECURITIES CORPORATION
                    MORGAN STANLEY & CO.
                           INCORPORATED
                                       BT SECURITIES CORPORATION

                                                     CHASE SECURITIES INC.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. For purposes of this Prospectus, unless the context otherwise requires, the "Company" refers to Dominick's Supermarkets, Inc. and its consolidated subsidiaries, including its principal operating subsidiary, Dominick's Finer Foods, Inc. ("Dominick's"). All references to fiscal years in this Prospectus refer to the fiscal year ending on the Saturday closest to October 31st of the year indicated (fiscal 1995 refers to the combined fiscal periods of the Company and its predecessor for the 52 weeks ended October 28,
1995). The Company's fiscal year generally consists of three 12-week quarters and a 16-week third quarter. All references to market share and demographic data in this Prospectus are based upon industry publications and, unless otherwise indicated, all references to numbers of stores are as of October 22, 1996. Unless otherwise indicated, all information in this Prospectus (i) assumes that the over-allotment option granted to the Underwriters is not exercised and (ii) has been adjusted to reflect a 14.638-for-one stock split of the Company's common stock which was effected prior to the date of this Prospectus.

                                  THE COMPANY

     The Company is the second largest supermarket operator in the greater Chicago metropolitan area with 100 stores. Through its 70 years of operation, the Company has developed a valuable and strategically located store base, strong name recognition, customer loyalty and a reputation as a quality and service leader among Chicago-area supermarket chains. The Company operates 83 full-service supermarkets under the Dominick's(R) name, including 22 Fresh Stores, and 17 price impact supermarkets under the Omni name. The Company is the only Chicago-area supermarket chain to operate both full-service and price impact formats, which allows it to serve a broader customer base and tailor its stores to the demographic characteristics of individual store locations. The Company has a well-maintained and modern store base, with approximately 75% of its stores new or remodeled since 1989. While the Company's total number of stores has remained relatively constant since 1989, average selling square feet per store has increased by approximately 27%.

     The Company has increased its market share among Chicago-area supermarkets from 19.0% in 1989 to 25.4% in 1995. With the exception of Jewel Food Stores, which had a 35.6% market share in 1995, no other supermarket operator in the Chicago area has more than a 5% market share. The Chicago metropolitan area is the nation's third largest Metropolitan Statistical Area with a reported population of approximately 7.7 million people, approximately 2.8 million households and a stable and diverse economic base which includes major manufacturing, transportation, finance and other business centers. According to the U.S. Bureau of the Census, the population of suburban Chicago, where nearly 80% of the Company's stores are located, has grown by approximately 12% since 1986. According to a recent report issued by the U.S. Department of Commerce, by the year 2005 the Chicago area is also expected to have a population of 8.3 million residents and the largest increase in jobs of all of the nation's major metropolitan areas. The Company believes that its existing market share and its plans to add new stores will allow it to benefit from the continuing growth of the Chicago area.

     DOMINICK'S. The Company's Dominick's stores are full-service supermarkets that emphasize quality, freshness and service. The Company classifies its Dominick's stores into three categories:

          Conventional Supermarkets. Dominick's 23 conventional supermarkets are typically located in higher density population areas and average approximately 43,100 square feet in size (including approximately 28,900 square feet of selling space). All of the Company's conventional supermarkets include a variety of service departments typically found in full-service supermarkets such as delicatessen, bakery, meat and seafood departments, and a limited selection of health and beauty care products. Many stores also feature salad bars, prepared foods, floral departments, film processing and liquor.

          Combination Food and Drug Stores. Dominick's 38 combination food and drug stores average approximately 57,600 square feet in size (including approximately 40,300 square feet of selling space). The combination food and drug stores offer all products and services typically found in a conventional supermarket and, by virtue of their large size, include a full-service drug store complete with a pharmacy, a broader line of health and beauty care products and an expanded selection of seasonal merchandise.

          Fresh Stores. Dominick's 22 Fresh Stores are enhanced combination food and drug stores designed to create a European-style fresh market atmosphere and emphasize the store's visual appeal and quality merchandise perception. The Company's Fresh Stores feature significant upgrades in store design and fixtures and offer an expanded assortment of high quality fresh produce and other perishables, a large selection of restaurant-quality prepared foods for carry-out and in-store dining and a superior line of freshly baked goods and pastry items. Fresh Stores also typically offer expanded delicatessen, bakery, meat, seafood and floral departments and additional service departments such as a gourmet coffee cafe. The first Fresh Store was introduced in 1993 through the conversion of an existing conventional supermarket. A total of 14 stores have been converted to date, resulting in an average increase in customer counts, sales per square foot and store contribution margins for the converted stores over pre-conversion levels. In addition to the 14 Fresh Stores converted, eight new Fresh Stores have been opened, and an estimated 16 additional Fresh Stores are expected to be opened or converted by the end of fiscal 1998. Converted Fresh Stores average approximately 53,000 square feet in size (including approximately 39,300 square feet of selling space) while new Fresh Stores are expected to average approximately 70,000 square feet (including approximately 55,000 square feet of selling space).

     OMNI. The Company's 17 Omni stores are high-volume, price impact combination food and drug stores emphasizing low prices and a broad selection of products while offering less extensive service departments than traditional full-service supermarkets. Omni stores average approximately 92,300 square feet (including approximately 65,300 square feet of selling space). Omni stores offer modified everyday low prices and compete effectively with warehouse formats and other discount retailers in the Chicago area. Omni stores have an approximate 7.2% market share, giving Omni the third largest market share among Chicago-area supermarkets on a stand-alone basis.

                         GROWTH AND OPERATING STRATEGY

     The Company was formed by The Yucaipa Companies ("Yucaipa") for the purpose of effecting the acquisition of Dominick's on March 22, 1995 (the "Acquisition"). Yucaipa is a private investment group specializing in the acquisition and management of supermarket chains, and has investments in and currently manages supermarket chains with total combined sales of approximately $11 billion in their most recent fiscal years. Since the Acquisition, the Company has increased its EBITDA margin for each fiscal quarter, achieving a 5.4% margin in the 16-week period ended August 3, 1996 as compared to 4.8% in the same period in fiscal 1995.

     The Company's senior managers have, on average, over 20 years of experience in the food retailing industry. Management, in conjunction with Yucaipa, has formulated a strategic plan to increase sales and profitability consisting of the following key elements:

     ACCELERATE NEW STORE PROGRAM. From 1987 until 1993, the Company's store development program was focused primarily on developing combination food and drug stores or converting existing conventional Dominick's stores to the combination format, closing underperforming stores and creating a critical mass of Omni stores. From fiscal 1994 until the Acquisition, the Company's growth plan was focused on the conversion of existing stores to the Fresh Store concept. During that period, only one new store was opened. Since the Acquisition, management and Yucaipa have developed a growth strategy designed to emphasize the expansion of the Dominick's store format in areas currently underserved by the Company. As part of this strategy, management undertook an aggressive plan to identify and develop new store sites and has since opened eight new Fresh Stores during the second half of fiscal 1996. In addition, management expects to continue to grow the Company's store base by opening nine Fresh Stores and one Omni store in fiscal 1997 and seven Fresh Stores and one Omni store in fiscal 1998.

     EXPAND DOMINICK'S FRESH STORE CONCEPT. The results of the Company's 14 Fresh Store conversions have been highly favorable and have resulted in an average increase in estimated annualized sales of approximately 27% compared to such stores prior to their conversion. It is currently anticipated that substantially all of the Company's new Dominick's combination food and drug stores will be Fresh Stores. A number of existing Dominick's conventional supermarkets and combination food and drug stores will also be converted to Fresh Stores over the next two years. In addition, certain elements of the Fresh Store concept, including expanded produce and perishable departments, are currently being incorporated into many of the remaining Dominick's stores as part of the chain-wide emphasis on high quality perishables. The Company believes that the expansion of its Fresh Store concept through the addition of new stores and the conversion of existing stores should have a favorable impact on the Company's growth in sales and profitability.

     CONTINUE TO IMPROVE PROFIT MARGINS. At the time of the Acquisition, management and Yucaipa identified areas of opportunity for operating improvements which they believed would result in approximately $23 million of annual cost reductions compared to pre-Acquisition levels. These included: (i) purchasing improvements resulting in part from renegotiating vendor contracts and coordinating its buying efforts with other Yucaipa-managed supermarket chains, (ii) labor productivity improvements resulting from increased automation of labor planning systems and changes in labor processes and procedures, (iii) general and administrative expense and occupancy expense reductions and (iv) other merchandising and buying improvements. The Company believes that, as of the end of the third quarter of fiscal 1996, it had implemented operating improvements which should provide, on an annualized basis, a level of cost savings substantially equal to the $23 million estimated at the time of the Acquisition. The Company believes that approximately $17 million of such cost savings are reflected in its results of operations for the 52-week period ended August 3, 1996. In addition, management has identified additional potential cost savings and efficiencies, including an increase in the percentage of private label sales, which it has begun to implement. The Company believes that these cost savings, combined with the greater number of Fresh Stores, should result in higher overall operating margins than the Company has experienced historically.

                                THE ACQUISITION

     The Company consummated the Acquisition for an aggregate purchase price of approximately $692.9 million, including $124.5 million of assumed indebtedness (but excluding fees and expenses of $41.2 million). The principal sources of cash to finance the Acquisition were a $330 million senior credit facility (the "Old Credit Facility"), a $150 million senior subordinated credit facility and $105 million of common equity financing provided by Yucaipa and a group of institutional investors, including affiliates of Apollo Advisors, L.P. ("Apollo"), and members of Dominick's management. Yucaipa and such equity investors are parties to a stockholders agreement which, subject to certain conditions, provides Yucaipa and Apollo the right to nominate six and three directors, respectively, to the Company's Board of Directors. See "Description of Capital Stock--Stockholders Agreements." In connection with the Acquisition, Yucaipa received certain warrants and entered into a consulting agreement with the Company which provided for a one-time fee of $14 million and annual payments equal to 2% of Dominick's EBITDA (as defined in such consulting agreement). Upon consummation of the Offering, such consulting agreement will be terminated and replaced with a new management agreement providing for annual management fees of $1 million to be paid to Yucaipa. See "The Acquisition," "Certain Transactions" and "Description of Capital Stock--Yucaipa Warrant." In connection with the Acquisition, the Company also redeemed all outstanding SARS of Dominick's (or exchanged them for Company stock options) and repurchased shares of Dominick's restricted stock held by certain management employees. See "Management" and "Certain Transactions." Prior to the Acquisition, Dominick's had been operated by Dominick DiMatteo, Jr., its founder, and his family for approximately 70 years.

                                  RISK FACTORS

     An investment in the Common Stock is subject to a number of material risks, including risks related to the Company's operations and the industry in which it competes. The Company's business, results of operations or financial position may be adversely affected by, among other things, (i) the failure to generate sufficient cash flow or other sources of liquidity to service its debt and fund working capital and capital expenditure requirements, (ii) a prolonged labor dispute with its employees, most of which are unionized and approximately half of which are covered by a union contract that expired in July 1996, (iii) an adverse outcome in a pending gender discrimination lawsuit or (iv) increased competition or entry of new competitors into the supermarket industry in the Company's market. For a more detailed discussion of these and certain other risks, see "Risk Factors" beginning on page 9.

                                  THE OFFERING


Common Stock Offered:
  By the Company.........................   5,900,000 shares
  By the Selling Stockholders............     500,000 shares(1)
                                            ---------
          Total..........................   6,400,000 shares(1)
                                            =========
Common Stock to be Outstanding After the
  Offering...............................   21,359,035 shares(2)
Use of Proceeds..........................   Of the estimated net proceeds to the Company of
                                            $92.7 million (based on an assumed initial public
                                            offering price of $17.00 per share, the midpoint
                                            of the estimated offering price range),
                                            approximately $51.7 million will be used in
                                            connection with the repurchase of the Company's
                                            outstanding 15% Redeemable Exchangeable
                                            Cumulative Preferred Stock (the "Redeemable
                                            Preferred Stock"); approximately $30.5 million
                                            will be used, together with approximately $45.0
                                            million of available cash and approximately
                                            $193.8 million of borrowings under a new $325
                                            million bank credit facility (the "New Credit
                                            Facility"), to repay all outstanding borrowings
                                            under Dominick's Old Credit Facility, together
                                            with accrued interest thereon; and approximately
                                            $10.5 million will be used to terminate the
                                            Company's obligations under its consulting
                                            agreement with Yucaipa (see "Certain
                                            Transactions" for a description of a new
                                            management agreement). The Company will not
                                            receive any of the proceeds from the sale of
                                            shares by the Selling Stockholders.
NYSE Symbol..............................   "DFF"


------------------------------

(1) Assumes no exercise of the Underwriters' over-allotment option.


(2) Does not include 966,835 shares of Common Stock issuable upon the exercise of options granted pursuant to the Company's 1995 Stock Option Plan, an additional 1,000,000 shares of Common Stock reserved for future issuance under the Company's 1996 Equity Participation Plan, or up to 3,874,492 shares of Common Stock issuable to Yucaipa upon exercise of the Yucaipa Warrant (as defined herein). The Yucaipa Warrant may be exercised for cash or on a cashless basis. The Yucaipa Warrant will become exercisable upon the consummation of the Offering at an exercise price of $20.73 per share. Pursuant to the cashless exercise provisions of the Yucaipa Warrant, upon exercise in full Yucaipa would be entitled to receive a number of shares equal to the difference between 3,874,492 shares and the number of shares having an aggregate market value at the time of exercise of $80.3 million (i.e., the aggregate exercise price). See "Management -- 1995 Stock Option Plan" "-- 1996 Equity Participation Plan" and "Description of Capital
    Stock -- Yucaipa Warrant." The total number of shares of Common Stock outstanding after the Offering includes shares issuable upon the conversion of all outstanding shares of non-voting Class B Common Stock (the "Class B Common Stock") which are convertible into Common Stock on a one-for-one basis at the option of the holder, subject to certain restrictions. See "Description of Capital Stock -- Non-Voting Common Stock."

                  SUMMARY FINANCIAL INFORMATION AND OTHER DATA

     The following summary financial information and other data should be read in conjunction with the historical financial statements, the pro forma financial statements and the related notes thereto included elsewhere in this Prospectus. For purposes of the financial presentation below, the "Predecessor Company" refers to Dominick's prior to the consummation of the Acquisition on March 22, 1995. The pro forma information set forth below gives effect to the Acquisition and certain related events as though they had occurred on October 30, 1994. See the Unaudited Pro Forma Financial Statements commencing on page P-1 of this Prospectus.

                                                                                              COMPANY
                                            PREDECESSOR COMPANY         ---------------------------------------------------
                                         --------------------------
                                                                         PRO FORMA        LTM       PRO FORMA
                                               52 WEEKS ENDED            52 WEEKS      52 WEEKS      40 WEEKS     40 WEEKS
                                         --------------------------        ENDED         ENDED        ENDED         ENDED
                                         OCTOBER 30,    OCTOBER 29,     OCTOBER 28,    AUGUST 3,    AUGUST 5,     AUGUST 3,
                                            1993           1994            1995         1996(a)        1995         1996
                                         -----------    -----------     -----------    ---------    ----------    ---------
                                                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA AND STORE DATA)
OPERATING DATA:
  Sales................................   $ 2,330.2      $ 2,409.9       $ 2,433.8     $2,445.2      $1,889.1     $1,900.6
  Gross profit.........................       515.2          538.4           552.1        564.7         423.7        437.0
  Selling, general and administrative
    expenses...........................       469.4          484.3           482.2        481.0         374.9        372.3
  Operating income.....................        45.8           54.1            69.9         83.7          48.8         64.7
  Interest expense.....................        34.1           30.0            72.4         73.2          56.1         53.4
  Net income (loss)(b).................   $     7.6      $     7.5           (10.6)         1.8         (12.6)         3.1
  Preferred stock accretion............                                        6.3          6.7           4.8          5.2
  Net loss available to common
    stockholders.......................                                  $   (16.9)    $   (4.9)     $  (17.4)    $   (2.1)
SELECTED OPERATING DATA, AS ADJUSTED
  FOR THE OFFERING(c):
  Interest expense.....................                                       58.6         61.3          45.4         44.0
  Net income (loss)....................                                       (2.3)         8.9          (6.2)         8.7
  Income (loss) per common share(d)....                                  $   (0.11)    $   0.42      $  (0.29)    $   0.41
  Weighted average common and common
    equivalent shares outstanding (in
    millions)(d).......................                                       21.3         21.4          21.3         21.4
OTHER FINANCIAL DATA:
  Depreciation and amortization........   $    51.1      $    52.9       $    41.3     $   42.3      $   35.6     $   34.7
  Capital expenditures.................        31.1           60.1            45.5         38.9          31.9         25.3
  EBITDA (as adjusted)(e)..............        98.3          112.0           114.9        128.5          87.2        100.9
STORE DATA:
  Fresh Store conversions..............           0              6               8            1             7            0
  Stores opened during period..........           1              1               0            4             0            4
  Stores closed during period..........          (1)            (1)             (4)          (4)           (4)          (4)
  Stores open at end of period.........         101            101              97           97            97           97
  Comparable store sales growth........        (1.6)%          2.9%            1.8%         1.2 %         2.0%         1.1 %
  Average weekly sales per store (in
    thousands).........................   $     448      $     466       $     481     $    489      $    484     $    494
  Average sales per selling square
    foot...............................   $     601      $     610       $     613     $    614      $    619     $    619
  Total selling square feet (at end of
    period, in thousands)..............       3,969          4,039           4,008        4,074         3,984        4,074

                                                                                                  AUGUST 3, 1996
                                                                                            ---------------------------
                                                                       OCTOBER 28, 1995      ACTUAL      AS ADJUSTED(f)
                                                                       ----------------     --------     --------------
BALANCE SHEET DATA:
  Working capital deficit............................................      $  (34.2)        $   (6.0)       $  (49.3)
  Total assets.......................................................       1,100.2          1,094.9         1,041.7
  Total debt.........................................................         599.4            604.7           528.9
  Redeemable preferred stock.........................................          43.7             49.0              --
  Stockholders' equity...............................................          96.2             94.1           174.0

------------------------------

(a) Information for the "latest twelve months" presents the historical results of operations of the Company for the four most recent fiscal quarters in order to provide a full year of post-Acquisition operating results.

(b) Net income (loss) for the 52 weeks ended October 29, 1994 reflects an extraordinary loss of $6.3 million, net of applicable income tax benefit of $3.9 million, resulting from the retirement of $60 million principal amount of Dominick's 11.78% Senior Notes.

(c) Selected operating data, as adjusted for the Offering, reflects the consummation of the sale of the Common Stock offered hereby and the application of the estimated net proceeds therefrom, as well as certain related transactions described under "Use of Proceeds," as if such transactions had occurred at the beginning of the applicable period. Such adjusted operating data does not reflect an anticipated charge to earnings associated with the termination of the existing consulting agreement and the anticipated write-off of deferred debt issuance costs in connection with the refinancing of the Old Credit Facility. See footnote (e) below.

(d) Income (loss) per common share, as adjusted for the Offering, is computed based upon the weighted average number of shares of common stock outstanding during the period and gives effect to the issuance of the shares of Common Stock being offered hereby by the Company. In accordance with the rules of the Securities and Exchange Commission, 85,998 shares of common stock issued after March 21, 1995 and 29,499 equivalent shares using the treasury stock method for outstanding stock options granted after March 21, 1995 have been treated as outstanding for all subsequent periods in calculating earnings per share because such shares were issued and such options are exercisable at prices below the assumed initial public offering price.

(e) EBITDA (as adjusted) represents income (loss) before interest expense, income taxes, depreciation and amortization, seller transaction expenses, SARs expenses and termination costs, net equipment write-offs related to closed stores and remodels, LIFO charge, restructuring charges, extraordinary loss on extinguishment of debt and cumulative effect of accounting change. The Company believes that EBITDA (as adjusted) provides meaningful information regarding the Company's ability to service debt by eliminating certain non-cash and unusual charges. However, EBITDA (as adjusted) should not be construed as an alternative to operating income, net income or cash flow from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of the Company's operating performance or as a measure of liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(f) As adjusted to give effect to the issuance of the Common Stock offered hereby and the application of the net proceeds therefrom, together with the anticipated utilization of existing cash and borrowings under the New Credit Facility. See "Use of Proceeds." Stockholders' equity is adjusted to reflect an anticipated charge to earnings of $6.3 million (net of applicable income tax benefit of $4.2 million) associated with the termination of the existing consulting agreement and an anticipated extraordinary loss resulting from the write-off of approximately $6.4 million (net of applicable income tax benefit of $4.2 million) of deferred financing costs in connection with the repayment of the Old Credit Facility.

                                  RISK FACTORS

     Prospective investors should carefully consider the following factors, in addition to the other information contained in this Prospectus, in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby.

LEVERAGE; POTENTIAL INABILITY TO SERVICE OR REFINANCE DEBT


     At August 3, 1996, as adjusted to give effect to the Offering and the application of the estimated net proceeds therefrom, the Company's consolidated total indebtedness and total stockholders' equity would have been $528.9 million and $174.0 million, respectively. See "Capitalization." In addition, the Company's balance sheet at August 3, 1996 reflected goodwill of $422.7 million. As of August 3, 1996, pro forma for the Offering and certain related transactions, the Company would have had approximately $131 million available for borrowing under the New Revolving Facilities (as defined). The Company's ability to make scheduled payments of the principal of, or interest on, or to refinance, its indebtedness and to make scheduled payments under its operating leases depends on its future performance, which to a certain extent is subject to economic, financial, competitive and other factors beyond its control. Based upon the current level of operations, management believes that available cash flow, together with available borrowings under the New Credit Facility and other sources of liquidity, including proceeds from sale-leaseback transactions, will be adequate to meet the Company's anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments under the New Credit Facility and the Company's other indebtedness. There can be no assurance, however, that the Company's business will continue to generate cash flow at or above current levels or that anticipated growth will materialize. If the Company is unable to meet its obligations from such sources, the Company may be required to refinance all or a portion of its existing indebtedness, sell assets or obtain additional financing. There can be no assurance that any such refinancing would be possible or that any such sales of assets or additional financing could be completed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


LABOR RELATIONS; EXPIRED UNION CONTRACTS

     Approximately 91% of the Company's employees are unionized. The Company's principal union contracts with the Dominick's retail clerks and the Omni meatcutters which cover approximately 53% and 3% of the Company's employees, respectively, expired in July 1996 and no new agreements have been reached. The Company and the respective unions representing such employees are negotiating the terms of new contracts. While the Company believes that its relations with its employees are good, a prolonged labor dispute (which could include a work stoppage) would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Employees and Labor Relations."

POTENTIAL ADVERSE EFFECTS OF PENDING LITIGATION


     On March 16, 1995, a lawsuit was filed in the United States District Court for the Northern District of Illinois against Dominick's by two employees of Dominick's. The plaintiff's original complaint asserted allegations of gender discrimination and sought compensatory and punitive damages in an unspecified amount. The plaintiffs filed an amended complaint on May 1, 1995. The amended complaint added four additional plaintiffs and asserted allegations of gender and national origin discrimination. The plaintiffs filed a second amended complaint on August 16, 1996 adding three additional plaintiffs. The plaintiffs' motion for class certification is currently pending before the court, and the Company anticipates that the court will rule on such motion before the end of the year. The parties are conducting discovery with respect to the pending motion for class certification. The Company plans to vigorously defend this lawsuit. Due to the numerous legal and factual issues which must be resolved during the course of this litigation, the Company is unable to predict the ultimate outcome of this lawsuit. If Dominick's were held liable for the alleged discrimination (or otherwise concludes that it is in the Company's best interest to settle the matter), it could be required to pay monetary damages (or settlement payments) which, depending on the outcome of the class certification motion (and the size of any class certified), the theory of recovery or the resolution of the plaintiffs' claims for compensatory and punitive damages, could be substantial and could have a material adverse effect on the Company. See "Business -- Legal Proceedings."

HIGHLY COMPETITIVE INDUSTRY

     The supermarket industry is highly competitive and characterized by narrow profit margins. The Company's competitors include national and regional supermarket chains, independent and specialty grocers, drug and convenience stores, warehouse club stores, deep discount drug stores and supercenters. Supermarket chains generally compete on the basis of location, quality of products, service, price, product variety and store condition. The Company regularly monitors its competitors' prices and adjusts its prices and marketing strategy as management deems appropriate in light of existing conditions. There can be no assurance that new competitors will not enter the supermarket industry or that the Company can maintain its current market share. See "Business -- Competition."

EXPOSURE TO REGIONAL ECONOMIC TRENDS DUE TO THE COMPANY'S GEOGRAPHIC
CONCENTRATION

     All of the Company's stores are located in the greater Chicago metropolitan area and thus the performance of the Company will be particularly influenced by developments in this area. A significant economic downturn in the Chicago metropolitan area could have a material adverse effect on the Company's business, financial condition or results of operations.

LIMITATIONS ON ACCESS TO CASH FLOW OF DOMINICK'S

     The Company is a holding company which conducts its business through its wholly owned subsidiary, Dominick's, and its subsidiaries. Under the terms of the New Credit Facility, the indenture governing its 10 7/8% Senior Subordinated Notes due 2005 (the "Note Indenture") and the other instruments governing its indebtedness, Dominick's is restricted in its ability to pay dividends or otherwise distribute cash to the Company. See "Description of Certain Indebtedness."

COST OF COMPLIANCE WITH ENVIRONMENTAL REGULATIONS


     The Company is subject to federal, state and local laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous materials (together, "Environmental Laws"). From time to time, operations of the Company have resulted or may result in noncompliance with or liability for cleanup pursuant to Environmental Laws. Certain investigations conducted in connection with the Acquisition found that certain of the Company's facilities have had or may have had releases of hazardous materials associated with Dominick's operations or those of other current and prior occupants that may require remediation. The costs to remediate such environmental contamination are currently estimated to range from approximately $4.1 million to $5.7 million. Pursuant to the terms of the stock purchase agreement associated with the Acquisition, the prior owners of Dominick's have agreed to pay one-half of such remediation costs up to $10 million and 75% of such remediation costs between $10 million and $20 million. Giving effect to such contribution, the Company's net share of such remediation costs is currently estimated at approximately $4.3 million. To the extent that the prior owners of Dominick's fail to reimburse the Company for such remediation costs as they have agreed, the Company would be required to bear this entire expense and pursue its remedies against such former owners. See "Business -- Environmental Matters."


CONTROL BY MAJOR STOCKHOLDERS

     Upon consummation of the Offering, certain affiliates of Yucaipa and Apollo will have beneficial ownership of approximately 13.8% and 27.4%, respectively, of the outstanding Common Stock (assuming, with respect to Apollo, the conversion of 2,455,224 shares of Class B Common Stock into Common Stock). Pursuant to a stockholders' agreement (the "Stockholders Agreement") entered into by such affiliates of Yucaipa and Apollo and certain other stockholders of the Company, Yucaipa and Apollo have the right to nominate six and three directors, respectively, to the boards of directors of the Company and Dominick's and are required to vote their respective shares of Common Stock to elect the directors nominated by the other party as well as for the two independent directors who will be appointed to the boards following the consummation of this Offering. Yucaipa's right to nominate members to such boards of directors will be reduced by three if Ronald W. Burkle, the controlling general partner of Yucaipa, ceases for any reason to beneficially own at least 33 1/3% of the shares beneficially owned by Yucaipa on the date of the Acquisition and shall terminate if Mr. Burkle ceases for any reason (including death) to beneficially own at least 25% of the shares beneficially owned by Yucaipa on such date. As a result of the ownership structure of the Company and the contractual commitments described above, the voting and management control of the Company is highly concentrated. As a result of its ability to nominate a majority of the members of the board of directors, Yucaipa has the ability to direct the actions of the Company with respect to matters such as the payment of dividends, material acquisitions and dispositions and other extraordinary corporate transactions. Concurrently with the consummation of the Offering, Yucaipa will enter into a new management agreement with the Company and Dominick's, pursuant to which Yucaipa will render certain management and advisory services to the Company and Dominick's and will receive fees for such services. Yucaipa will also receive a payment in connection with the termination of an existing consulting agreement. See "Certain Transactions," "Principal and Selling Stockholders" and "Description of Capital Stock."

DEPENDENCE UPON KEY PERSONNEL

     The Company's success depends, in part, upon the services of Ronald W. Burkle, the Company's Chairman, and Robert A. Mariano, the Company's President and Chief Executive Officer, and other key personnel. The loss of the services of Mr. Burkle, Mr. Mariano or other key management personnel could have an adverse effect upon the Company's business, results of operations or financial condition. The Company has entered into employment agreements with Mr. Mariano and certain of its other key management personnel. For a description of the terms of such agreements, see "Management -- Employment Agreements." There can be no assurance that the Company will be able to retain its existing management personnel.

POSSIBLE ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

     The Company's Amended and Restated Certificate of Incorporation and Bylaws contain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. These provisions, among other things, establish certain advance notice procedures for nominating candidates for election as directors and for stockholder proposals to be considered at stockholders' meetings and provide that only the Board of Directors, the Chief Executive Officer of the Company or the holders of a majority of the outstanding Common Stock may call special meetings of the stockholders. In accordance with the terms of the Company's Amended and Restated Certificate of Incorporation, effective upon the consummation of the Offering, the terms of office of the Board of Directors will be divided into three classes serving staggered three-year terms. The Company's Amended and Restated Certificate of Incorporation also provides that the authorized number of directors may be changed only by resolution of the Board of Directors and, although directors of the Company may be removed for cause by the affirmative vote of the holders of a majority of the Common Stock, the Company's Amended and Restated Certificate of Incorporation provides that holders of 66 2/3% of the Common Stock must vote to approve the removal of a director without cause. In addition, the Company's Amended and Restated Certificate of Incorporation authorizes the Board of Directors to issue Preferred Stock (as defined) without stockholder approval and upon such terms as the Board of Directors may determine. While no shares of Preferred Stock will be outstanding upon the repurchase of the Redeemable Preferred Stock following the consummation of the Offering and the Company has no present plans to issue any shares of Preferred Stock, the rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future. See "Description of Capital Stock."

NO PRIOR MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active public market will develop or be sustained after the Offering. The initial public offering price will be determined by negotiations between the Company and the Representatives (as defined), and there can be no assurance that the market price of the Common Stock after the Offering will equal or exceed the initial public offering price. See "Underwriting" for information relating to the factors considered in determining the initial public offering price of the Common Stock. Following the consummation of the Offering, the market price of the Common Stock could be subject to significant fluctuations in response to variations in results of operations, general economic and market conditions and other factors.

SUBSTANTIAL DILUTION

     Purchasers of Common Stock offered hereby will experience substantial dilution of $30.41 per share in pro forma net tangible book value per share of Common Stock from the initial public offering price. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

     There will be an aggregate of 21,359,035 shares of Common Stock and Class B Common Stock outstanding immediately following consummation of the Offering. The 6,400,000 shares of Common Stock offered hereby will be freely tradeable without restriction or registration under the Securities Act by persons other than "affiliates," as defined in the Securities Act of 1933, as amended (the "Securities Act"), of the Company. The remaining 14,959,035 shares of outstanding Common Stock and Class B Common Stock are "restricted securities" under the Securities Act and may only be sold pursuant to an effective registration statement under the Securities Act or an applicable exemption from the registration requirements of the Securities Act, including Rule 144 thereunder. Holders of 14,525,411 such shares of Common Stock and Class B Common Stock will have certain registration rights upon consummation of the Offering. In connection with this Offering, all of such holders of Common Stock and Class B Common Stock and all of the directors and executive officers of the Company have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of their shares of Common Stock or Class B Common Stock of the Company or any securities convertible into or exercisable or exchangeable for such Common Stock or Class B Common Stock, or in any other manner transfer all or a portion of the economic consequences associated with the ownership of such Common Stock or Class B Common Stock, or to cause a registration statement covering any shares of Common Stock or Class B Common Stock to be filed, for a period of 180 days after the date of this Prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. See "Shares Eligible for Future Sale." Upon the expiration of such lock-up period, there will be 14,525,411 shares of Common Stock (including Common Stock issuable upon conversion of the Class B Common Stock, but excluding shares issuable upon exercise of the Yucaipa Warrant or any employee stock options) eligible for sale subject to certain volume and other limitations of Rule 144 under the Securities Act. See "Description of Capital Stock -- Yucaipa Warrant." No prediction can be made as to the effect, if any, that future sales of shares of Common Stock or the availability of shares for future sale will have on the market price of shares of Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issuable upon the exercise of stock options), or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered hereby (after deducting underwriting discounts and estimated expenses of the Offering) are estimated to be approximately $92.7 million, assuming an initial public offering price of $17.00 per share (the midpoint of the estimated offering price range). The actual net proceeds will vary if the actual initial public offering price or the estimated expenses are different. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.


     The Company will use approximately $51.7 million of the estimated net proceeds in connection with the repurchase of all of the Company's outstanding Redeemable Preferred Stock. Approximately $30.5 million of net proceeds, together with approximately $45.0 million of available cash and approximately $193.8 million of borrowings under the New Credit Facility, will be used to repay all outstanding borrowings under the Old Credit Facility, together with accrued interest thereon. The remaining $10.5 million of such estimated net proceeds will be used to terminate the Company's obligations under its existing consulting agreement with Yucaipa. The New Credit Facility will provide the Company with additional working capital availability to support, among other things, its strategy to build new stores and to continue remodeling existing stores. Borrowings under the Old Credit Facility were used to fund a portion of the purchase price in the Acquisition. Portions of the Old Credit Facility mature annually on March 31 of 2001, 2002 and 2003 and a portion matures on September 30, 2003. For the 40 weeks ended August 3, 1996, the borrowings under the Old Credit Facility had an average blended interest rate of 9.0%. Pursuant to an agreement with the holder of the Redeemable Preferred Stock, the Company will repurchase such shares on January 2, 1997. Pending application of the net proceeds for the purposes specified above, they will be invested in short-term, interest-bearing obligations or be used to temporarily reduce borrowings under the New Revolving Facilities (as defined).


                                DIVIDEND POLICY

     The Company anticipates that all earnings in the foreseeable future will be retained to finance the continuing development of its business and that it will not pay any dividends in the foreseeable future. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, the success of the Company's business activities, capital requirements, the general financial condition of the Company and general business conditions. The New Credit Facility will restrict the ability of the Company to pay dividends and the New Credit Facility and the Note Indenture will restrict the ability of Dominick's to pay dividends or otherwise distribute cash to the Company. See "Description of Certain Indebtedness."

                                    DILUTION

     At August 3, 1996, the Company had a deficit in net tangible book value of $374.5 million, or $24.24 per share of Common Stock and Class B Common Stock. Net tangible book value per share is equal to the Company's total tangible assets less its total liabilities, divided by the total number of outstanding shares of Common Stock and Class B Common Stock. After giving effect to the sale of 6,400,000 shares of Common Stock offered hereby at an assumed initial public offering price of $17.00 per share (the midpoint of the estimated offering price range) and the receipt and application of the estimated net proceeds therefrom, the pro forma deficit in net tangible book value of the Company at August 3, 1996 would have been $286.3 million, or $13.41 per share. This represents an immediate decrease in the deficit in net tangible book value of $10.83 per share to the existing stockholders and an immediate dilution of $30.41 per share to new stockholders purchasing shares in the Offering. The following table illustrates this dilution:

        Assumed initial public offering price per share..........              $ 17.00
          Deficit in net tangible book value per share before the
             Offering............................................  $(24.24)
          Decrease in deficit in net tangible book value per
             share attributable to new stockholders..............    10.83
        Pro forma deficit in net tangible book value per share
          after the Offering.....................................               (13.41)
                                                                               -------
        Dilution per share to new stockholders...................              $ 30.41
                                                                               =======

     The following table summarizes (as of August 3, 1996) the differences between the existing stockholders and the new stockholders with respect to the number of shares of Common Stock offered hereby, the total consideration paid to the Company and the average price paid per share (assuming an initial public offering price of $17.00 per share).

                                          SHARES PURCHASED          TOTAL CONSIDERATION         AVERAGE
                                       ----------------------     ------------------------     PRICE PER
                                         NUMBER       PERCENT        AMOUNT        PERCENT       SHARE
                                       ----------     -------     ------------     -------     ---------
Existing stockholders(1).............  15,446,967       72.4%     $105,552,000       51.3%      $  6.83
New stockholders(1)..................   5,900,000       27.6       100,300,000       48.7         17.00
                                       ----------      -----      ------------      -----
          Total......................  21,346,967      100.0%     $205,852,000      100.0%
                                       ==========      =====      ============      =====

     The calculations in the tables set forth above (i) assume no exercise of the Underwriters' over-allotment option, (ii) do not reflect a total of 966,835 shares issuable upon the exercise of options granted pursuant to the Company's 1995 Stock Option Plan or an additional 1,000,000 shares reserved for issuance pursuant to the 1996 Equity Participation Plan or any shares issuable upon exercise of the Yucaipa Warrant and (iii) do not reflect the issuance of 14,996 shares of Common Stock subsequent to August 3, 1996.
---------------

(1) Sales by Selling Stockholders in the Offering will reduce the number of shares held by existing stockholders to 14,946,967 or approximately 70.0% (13,986,967 shares or approximately 65.5% if the Underwriters' over-allotment option is exercised in full) and will increase the number of shares to be purchased by new stockholders to 6,400,000 or approximately 30.0% (7,360,000 shares or approximately 34.5% if the Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock and Class B Common Stock outstanding after the Offering. See "Principal and Selling Stockholders."

                                 CAPITALIZATION

     The following table sets forth the unaudited consolidated cash and cash equivalents, the current portion of long-term debt and the capitalization of the Company at August 3, 1996, and as adjusted to give effect to the Offering and the application of the net proceeds therefrom, together with the utilization of existing cash and borrowings under the New Credit Facility to repay all indebtedness under the Old Credit Facility. See "Use of Proceeds." This table should be read in conjunction with the consolidated financial statements of the Company and related notes thereto included elsewhere in this Prospectus.

                                                                             AUGUST 3, 1996
                                                                        ------------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                        --------     -----------
                                                                         (DOLLARS IN MILLIONS)
Cash and cash equivalents.............................................  $   66.8      $    21.8
                                                                        ========       ========
Current portion of long-term debt and capital lease obligations.......  $    9.8      $     8.1
                                                                        ========       ========
Long-term debt:
  New Credit Facility(a):
     New Term Loan....................................................  $     --      $   100.0
     New Revolving Facilities.........................................        --           94.0
  Old Credit Facility.................................................     268.1             --
  Capital lease obligations...........................................     121.1          121.1
  Mortgages, industrial revenue bonds and other.......................       5.7            5.7
  Senior Subordinated Notes due 2005..................................     200.0          200.0
                                                                        --------       --------
     Total long-term debt.............................................  $  594.9      $   520.8
                                                                        --------       --------
Redeemable Preferred Stock(b).........................................      49.0             --
Stockholders' equity:
  Common Stock, $.01 par value(c).....................................       0.1            0.1
  Class B Common Stock, $.01 par value................................       0.1            0.1
  Additional paid-in capital..........................................     107.6          200.3
  Retained earnings (deficit)(d)......................................     (13.8)         (26.5)
                                                                        --------       --------
     Total stockholders' equity(d)....................................      94.0          174.0
                                                                        --------       --------
          Total capitalization........................................  $  737.9      $   694.8
                                                                        ========       ========

------------------------------

(a) The New Credit Facility will provide a $100 million term loan (the "New Term Loan"), a $105 million revolving term loan facility (the "New Revolving Term Facility") and a $120 million revolving credit facility (the "New Revolving Facility" and, together with the New Revolving Term Facility, the "New Revolving Facilities") which will be available for working capital and general corporate purposes. Up to $50 million of the New Revolving Facility may be used to support commercial and standby letters of credit. The letters of credit will be used to cover workers' compensation contingencies and for other purposes permitted under the New Credit Facility. Letters of credit for approximately $17.2 million were issued under the Old Credit Facility at August 3, 1996. See "Description of Certain Indebtedness."

(b) Upon the repurchase of the Redeemable Preferred Stock, the Company will have 4,000,000 shares of Preferred Stock authorized, none of which will be issued and outstanding. See "Use of Proceeds."

(c) Does not include 966,835 shares of Common Stock issuable upon the exercise of options granted pursuant to the Company's 1995 Stock Option Plan, an additional 1,000,000 shares reserved for future issuance under the Company's 1996 Equity Participation Plan, or 3,874,492 shares of Common Stock issuable to Yucaipa upon exercise of the Yucaipa Warrant. The Yucaipa Warrant will be exercisable upon the consummation of this Offering at an exercise price of $20.73 per share. The Yucaipa Warrant may be exercised for cash or on a cashless basis. Pursuant to the cashless exercise provisions of the Yucaipa Warrant, upon exercise in full Yucaipa would be entitled to receive a number of shares equal to the difference between 3,874,492 shares and the number of shares having an aggregate market value at the time of exercise of $80.3 million (i.e., the aggregate exercise price). See "Management -- 1995 Stock Option Plan," "-- 1996 Equity Participation Plan" and "Description of Capital Stock -- Yucaipa Warrant."

(d) Stockholders' equity, as adjusted, gives effect to an anticipated charge to earnings of $6.3 million (net of applicable income tax benefit of $4.2 million) resulting from the termination of the existing consulting agreement and an anticipated extraordinary loss of $6.4 million (net of applicable income tax benefit of $4.2 million) resulting from the write-off of deferred financing costs in connection with the repayment of the Old Credit Facility.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following table sets forth selected historical financial data of the Company as of and for the 52 weeks ended November 2, 1991, the 52 weeks ended October 31, 1992, the 52 weeks ended October 30, 1993, the 52 weeks ended October 29, 1994 and the 32 weeks ended October 28, 1995, which, together with the operating and other financial data for the 20 weeks ended March 21, 1995, have been derived from the financial statements audited by Ernst & Young LLP, independent auditors. The selected historical balance sheet data as of March 21, 1995 and the selected historical financial data as of and for the 40 weeks ended August 3, 1996 have been derived from unaudited interim consolidated financial statements which, in the opinion of management, reflect all material adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The pro forma information set forth below for the 52 weeks ended October 28, 1995 and the 40 weeks ended August 5, 1995 gives effect to the Acquisition and certain related events as though they had occurred on October 30, 1994. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the historical consolidated financial statements of the Company and the Predecessor Company, together with the related notes thereto, and the Unaudited Pro Forma Financial Statements included elsewhere in this Prospectus.

     Dominick's was acquired by the Company on March 22, 1995. The historical financial statements for the 20 weeks ended March 21, 1995 and all prior periods reflect the Predecessor Company results of operations. The historical results of operations for the 32 weeks ended October 28, 1995 and the 40 weeks ended August 3, 1996 are those of the Company following the Acquisition.

                                       PREDECESSOR COMPANY                                          COMPANY
                       ----------------------------------------------------   ---------------------------------------------------
                                                                                           PRO FORMA    PRO FORMA
                                    52 WEEKS ENDED                 20 WEEKS    32 WEEKS     52 WEEKS     40 WEEKS       40 WEEKS
                       -----------------------------------------    ENDED       ENDED        ENDED        ENDED          ENDED
                       NOV. 2,    OCT. 31,   OCT. 30,   OCT. 29,   MAR. 21,    OCT. 28,     OCT. 28,     AUG. 5,        AUG. 3,
                         1991       1992       1993       1994       1995        1995         1995         1995           1996
                       --------   --------   --------   --------   --------   ----------   ----------   ----------     ----------
                       (DOLLARS IN MILLIONS, EXCEPT SHARE AND STORE DATA)
OPERATING DATA:
  Sales..............  $2,245.8   $2,285.7   $2,330.2   $2,409.9    $958.8    $  1,475.0   $ 2,433.8    $ 1,889.1      $  1,900.6
  Cost of sales......   1,775.6    1,789.0    1,815.0    1,871.5     747.6       1,136.6     1,881.7      1,465.4         1,463.6
                       --------   --------   --------   --------   --------   ----------   ----------   ----------     ----------
  Gross profit.......     470.2      496.7      515.2      538.4     211.2         338.4       552.1        423.7           437.0
  Selling, general
    and
    administrative
    expenses.........     427.9      448.6      469.4      484.3     191.9         293.9       482.2        374.9           372.3
  SARs termination
    costs(a).........        --         --         --         --      26.2            --          --           --              --
                       --------   --------   --------   --------   --------   ----------   ----------   ----------     ----------
  Operating income
    (loss)...........      42.3       48.1       45.8       54.1      (6.9)         44.5        69.9         48.8            64.7
  Interest expense...      35.4       36.0       34.1       30.0      11.3          46.0        72.4         56.1            53.4
  Restructuring
    charges(b).......       4.8         --         --         --        --            --
  Income tax expense
    (benefit)........      (0.5)       4.5        4.1        9.3      (7.1)          1.9         3.5          0.7             8.2
  Extraordinary
    item(c)..........        --         --         --        6.3        --           4.6         4.6          4.6              --
  Cumulative effect
    of accounting
    change...........        --         --         --        1.0        --            --          --           --              --
                       --------   --------   --------   --------   --------   ----------   ----------   ----------     ----------
  Net income
    (loss)...........  $    2.6   $    7.6   $    7.6   $    7.5    $(11.1)         (8.0)      (10.6 )      (12.6 )           3.1
                        =======    =======    =======    =======   =========
  Preferred stock
    accretion........                                                                3.7         6.3          4.8             5.2
                                                                              ----------   ----------   ----------     ----------
  Net loss available
    to common
    stockholders.....                                                         $    (11.7)  $   (16.9 )  $   (17.4 )    $     (2.1)
                                                                               =========   ==========   ==========      =========
PER SHARE DATA:
  Loss per common
    share(d).........                                                         $    (0.76)  $   (1.10 )  $   (1.13 )    $    (0.14)
                                                                               =========   ==========   ==========      =========
  Weighted average
    common and common
    equivalent shares
    outstanding(d)...                                                         15,411,793   15,441,324   15,427,149     15,488,574
                                                                               =========   ==========   ==========      =========
  Income (loss) per
    common share, as
    adjusted for the
    Offering(e)......                                                                      $   (0.11 )                 $     0.41
                                                                                           ==========                   =========
OTHER FINANCIAL DATA:
  Depreciation and
    amortization.....  $   45.7   $   49.2   $   51.1   $   52.9    $ 20.5    $     25.4   $    41.3    $    35.6      $     34.7
  Capital
    expenditures.....      62.5       39.3       31.1       60.1      22.4          23.1        45.5         31.9            25.3
  EBITDA (as
    adjusted)(f).....      91.6       98.5       98.3      112.0      43.2          71.6       114.9         87.2           100.9
  Cash flow from
    operating
    activities.......      19.2       47.9       89.9       73.2      20.0          61.8                                     32.4
  Cash flow from
    investing
    activities.......     (60.4)     (34.3)     (27.9)     (55.5)    (14.6)       (464.6)                                   (25.0)
  Cash flow from
    financing
    activities.......      44.5       (9.2)     (50.6)     (29.4)     (6.2)        441.1                                      3.8
STORE DATA:
  Fresh Store
    conversions......         0          0          0          6         5             3           8            7               0
  Stores opened
    during the
    period...........         6          5          1          1         0             0           0            0               4
  Stores closed
    during the
    period...........        (7)        (2)        (1)        (1)       (4)            0          (4 )         (4 )            (4)
  Stores open at end
    of period........        98        101        101        101        97            97          97           97              97
  Comparable store
    sales growth.....      (0.3)%     (3.4)%     (1.6)%      2.9%      2.4%          1.5%        1.8 %        2.0 %           1.1%
  Average weekly
    sales per store
    (in thousands)...  $    441   $    446   $    448   $    466    $  484    $      480   $     481    $     484      $      494
  Average sales per
    selling square
    foot.............  $    634   $    611   $    601   $    610    $  627    $      606   $     613    $     619      $      619
  Total selling
    square feet (at
    end of period, in
    thousands).......     3,580      3,788      3,969      4,039     3,976         4,008       4,008        3,984           4,074
BALANCE SHEET DATA
  (END OF PERIOD):
  Working capital
    surplus
    (deficit)........  $   15.0   $   24.0   $    2.0   $  (22.3)   $(21.5)   $    (34.2)                              $     (6.0)
  Total assets.......     680.7      693.3      676.6      669.0     653.2       1,100.2                                  1,094.9
  Total goodwill.....        --         --         --         --        --         419.3                                    422.7
  Total debt.........     323.9      329.6      283.6      255.7     250.3         599.4                                    604.7
  Redeemable
    preferred
    stock............        --         --         --         --        --          43.7                                     49.0
  Stockholders'
    equity...........      97.8      103.5      110.2      116.7     104.7          96.2                                     94.1

------------------------------

(a) In connection with the Acquisition, the Company discharged certain obligations under its stock appreciation rights ("SARs") plan by making payments to plan participants. Such amount is considered an acquisition cost for purposes of calculating the purchase price paid for the Company of $693 million.

(b) The $4.8 million restructuring charge recorded in fiscal 1991 consisted of charges related to the closure of eight underperforming stores and early retirement or termination of related personnel.

(c) Net income for the 52 weeks ended October 29, 1994 reflects an extraordinary loss of $6.3 million, net of applicable income tax benefit of $3.9 million, resulting from the retirement of $60 million principal amount of Dominick's 11.78% Senior Notes. Net income for the 32 weeks ended October 28, 1995 reflects an extraordinary loss of $4.6 million, net of applicable income tax benefit of $2.8 million, resulting from the repayment of $150 million principal amount under a senior subordinated credit facility and the partial repayment of $50 million of the Old Credit Facility.

(d) Income (loss) per common share is computed based upon the weighted average number of shares outstanding during the period. In accordance with the rules of the Securities and Exchange Commission, 85,998 shares of common stock issued after March 21, 1995 and 29,499 equivalent shares using the treasury stock method for outstanding stock options granted after March 21, 1995 have been treated as outstanding for all subsequent periods in calculating earnings per share because such shares were issued and such options are exercisable at prices below the assumed initial public offering price.

(e) Reflects the consummation of the sale of the Common Stock offered hereby and the application of the estimated net proceeds therefrom, as well as certain related transactions described under "Use of Proceeds," as if such transactions had occurred at the beginning of the applicable period. Such amounts are calculated based upon 21.4 million weighted average common shares and common equivalent shares outstanding during such periods, after giving effect to the issuance of the shares of Common Stock being offered hereby by the Company.

(f) EBITDA (as adjusted) represents income (loss) before interest expense, income taxes, depreciation and amortization, seller transaction expenses, SARs expenses and termination costs, net equipment write-offs related to closed stores and remodels, LIFO charge, restructuring charges, extraordinary loss on extinguishment of debt and cumulative effect of accounting change. The Company believes that EBITDA (as adjusted) provides meaningful information regarding the Company's ability to service debt by eliminating certain non-cash and unusual charges. However, EBITDA (as adjusted) should not be construed as an alternative to operating income, net income or cash flow from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of the Company's operating performance or as a measure of liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   The computation of EBITDA (as adjusted) for the period presented is as follows (in millions):

                                                 PREDECESSOR COMPANY                                         COMPANY
                                 ---------------------------------------------------   ------------------------------------------
                                                                               20        32       PRO FORMA    PRO FORMA      40
                                               52 WEEKS ENDED                WEEKS      WEEKS      52 WEEKS    40 WEEKS      WEEKS
                                 ----------------------------------------    ENDED      ENDED       ENDED        ENDED       ENDED
                                 NOV. 2,   OCT. 31,   OCT. 30,   OCT. 29,   MAR. 21,   OCT. 28,    OCT. 28,     AUG. 5,     AUG. 3,
                                    1991       1992       1993       1994     1995       1995        1995        1995        1996
                                 -------   --------   --------   --------   --------   --------    ---------   ---------   -------
    Net income (loss)..........   $ 2.6     $  7.6     $  7.6     $  7.5     $(11.1)    $ (8.0)     $ (10.6)    $ (12.6)   $  3.1
    Interest expense...........    35.4       36.0       34.1       30.0       11.3       46.0         72.4        56.1      53.4
    Income tax expense
      (benefit)................    (0.5)       4.5        4.1        9.3       (7.1)       1.9          3.5         0.7       8.2
    Depreciation and
      amortization.............    45.7       49.2       51.1       52.9       20.5       25.4         41.3        35.6      34.7
    SARs expenses..............     0.1        0.3        0.4        2.0        0.6         --           --          --        --
    SARs termination costs.....      --         --         --         --       26.2         --           --          --        --
    Seller transaction
      expenses.................      --         --         --        0.2        0.8         --           --          --        --
    Net equipment write-offs...     1.9        0.3        0.6        1.7        1.3         --          1.3         1.3        --
    LIFO charge................     1.6        0.6        0.4        1.1        0.7        1.7          2.4         1.5       1.5
    Restructuring charges......     4.8         --         --         --         --         --           --          --        --
    Extraordinary loss on
      extinguishment
      of debt .................      --         --         --        6.3         --        4.6          4.6         4.6        --
    Cumulative effect of
      accounting change........      --         --         --        1.0         --         --           --          --        --
                                  -----      -----      -----     ------     ------      -----       ------      ------    ------
    EBITDA (as adjusted).......   $91.6     $ 98.5     $ 98.3     $112.0     $ 43.2     $ 71.6      $ 114.9     $  87.2    $100.9
                                  =====      =====      =====     ======     ======      =====       ======      ======    ======

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Over the past five fiscal years, the Company's sales increased approximately 8.4% from $2.2 billion in fiscal 1991 to $2.4 billion in fiscal 1995. This growth occurred despite the fact that the total number of stores operated by the Company decreased slightly, from 98 at the end of fiscal 1991 to 97 at the end of fiscal 1995. Management believes that this sales growth has resulted in large measure from the substantial steps the Company has taken to strengthen its store base over this period by remodeling existing stores, closing certain underperforming stores and selectively adding new stores. Through fiscal 1991, the Company's capital expenditure program focused on developing combination food and drug stores, adding pharmacies and expanded health and beauty care product lines to many stores which were previously considered conventional supermarkets and creating a critical mass of Omni stores. In addition to upgrading its store base through capital expenditures, the Company began to focus on "rationalizing" its conventional store base (i.e., closing, converting or replacing underperforming stores). Seven underperforming stores were closed in fiscal 1991 and an additional eight conventional supermarkets were closed through the end of fiscal 1995. In order to maximize the effectiveness of the remaining conventional supermarkets, the Company began to focus on upgrading their perishable departments and developed new prototypes to convey a stronger image of quality, selection and freshness to the customer. These efforts led to the introduction of the Fresh Store concept at the beginning of fiscal 1994. During the five-year period ended October 28, 1995, the Company completed 27 major remodels (including the 14 Fresh Store conversions). In addition to its remodeling and store rationalization initiatives, the Company continued to build new stores on a selective basis. From the beginning of fiscal 1991 through the end of fiscal 1995, the Company opened four Dominick's combination food and drug stores and nine Omni stores. The Company's net income was $2.6 million in fiscal 1995 and, after giving effect to the Acquisition, the Company's pro forma net loss for fiscal 1995 was $10.6 million.

     Store Mix. As a result of its store rationalization and capital expenditure program, the Company's store mix (by number of stores) changed from 54% conventional, 34% combination food and drug and 12% Omni at the end of fiscal 1991 to 25% conventional, 39% combination food and drug, 19% Fresh Stores and 17% Omni at August 3, 1996. This store mix change, along with the remodels and departmental improvements discussed above, resulted in a significant increase in total sales despite the reduction of one store, as average weekly sales per store increased from $441,000 in fiscal 1991 to $481,000 in fiscal 1995. In addition, gross margins improved slightly from fiscal 1991 to fiscal 1995 due to an improvement in gross margin at the Omni stores as the Omni store base matured and an increase in the number of combination food and drug stores (which generally have higher margins than conventional stores due to their product mix and increased offerings of higher-margin perishables). This margin increase was realized in spite of both the increase in the number of Omni stores as a percentage of total Company stores, as these stores generally have lower margins than either conventional supermarkets or combination food and drug stores, and the negative impact on gross margins resulting from the store disruptions during the Fresh Store conversions in fiscal 1995. Management believes that as a result of its store rationalization and capital expenditure programs and its continued emphasis on opening new Fresh Stores and Omni stores, the Company is well positioned for future growth.

     Fresh Store Conversions. One key aspect of the Company's store rationalization and capital expenditure programs has been the implementation of the Fresh Store concept. Dominick's 22 Fresh Stores are enhanced combination food and drug stores which are designed to create a European-style fresh market atmosphere and emphasize the store's visual appeal and quality merchandise perception. The Company's Fresh Stores feature significant upgrades in store design and offer an expanded assortment of high quality fresh produce and other perishables, a large selection of restaurant-quality prepared foods for carry-out and in-store dining and a superior line of freshly baked goods and pastry items. Fresh Stores also typically offer expanded delicatessen, bakery, meat, seafood and floral departments, and additional service departments such as a gourmet coffee cafe. The first Fresh Store was introduced in 1993 through the conversion of an existing conventional supermarket. A total of 14 stores have now been converted, resulting in an average increase in customer counts, sales per square foot and store contribution margins for the converted stores over pre-conversion levels. In addition, by focusing customers on the increased offerings of higher-margin perishables and prepared products, the Fresh Store concept is intended to produce a more favorable margin mix. Although the Company believes that the Fresh Store conversions will strengthen the Company's financial performance as the converted stores mature, it also believes that its operating results in fiscal 1994 and fiscal 1995 were adversely impacted by the conversion program. The conversions completed in fiscal 1994 and fiscal 1995 generally required complete renovation of the stores (at an estimated average capital expenditure of approximately $5.2 million per store conversion) and created significant disruptions to normal retail operations during the construction period. The Company estimates that the cost of future Fresh Store conversions will be comparable to such historical costs. The Company estimates that its capital expenditures associated with the opening of four new Fresh Stores in fiscal 1996 were approximately $2.7 million per store. The capital expenditures for opening new Fresh Stores are lower than the historical cost of conversion due to the fact that store construction is the responsibility of the site developer and such construction costs are amortized over the life of the associated lease. In addition, although the converted stores have generally achieved increased sales levels relatively quickly following their grand openings as Fresh Stores, their profitability has been adversely affected during the six-month ramp-up period following such grand openings as a result of increased promotional costs and other nonrecurring start-up expenses. The Company held grand openings for six Fresh Stores in fiscal 1994, eight Fresh Stores in fiscal 1995 and eight Fresh Stores in fiscal 1996. The Company's current expansion plan calls for the construction of nine new Fresh Stores in fiscal 1997 and the Company is evaluating the feasibility of converting up to five additional stores to the Fresh Store concept in fiscal 1997. Because future Fresh Store conversions are expected to be completed more evenly over future periods, the Company does not expect them to cause the same magnitude of adverse short-term financial consequences which it experienced during the period of concentrated conversion efforts in fiscal 1994 and fiscal 1995.


     Acquisition Accounting. The Acquisition was accounted for as a purchase of Dominick's by the Company. As a result, all financial statements for periods subsequent to March 22, 1995, the date the Acquisition was consummated, reflect Dominick's assets and liabilities at their estimated fair market values as of March 22, 1995. The purchase price in excess of the fair market value of Dominick's assets was recorded as goodwill and is being amortized over a 40-year period. The Company's purchase price allocation resulted in a reduction in the carrying value of Dominick's fixed assets of approximately $83 million and in goodwill of approximately $438 million. Dominick's total debt also increased substantially from approximately $250 million at March 21, 1995 to approximately $603 million on the date of the Acquisition. As a result of these changes, the Company's results of operations in periods subsequent to the Acquisition reflect reduced levels of depreciation and significantly increased levels of amortization and interest expense. In connection with the Acquisition, the Company established a closed store reserve in the amount of approximately $26.4 million to cover costs of stores closed, or expected to be closed, at the time of the Acquisition. For a discussion of certain fees and expenses and other amounts paid in connection with the Acquisition (which were accounted for as part of the purchase price), see "The Acquisition" and the Notes to Consolidated Financial Statements included elsewhere herein.


     Forward-Looking Statements. When used in this Prospectus, the words "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements are subject to certain risks and uncertainties, including those discussed under "Risk Factors" above, that could cause actual results to differ materially from those projected. These forward-looking statements speak only as of the date hereof. All of these forward-looking statements are based on estimates and assumptions made by management of the Company, which although believed to be reasonable, are inherently uncertain and difficult to predict; therefore, undue reliance should not be placed upon such estimates. There can be no assurance that the growth, savings or other benefits anticipated in these forward-looking statements will be achieved. In addition, there can be no assurance that unforeseen costs and expenses or other factors will not offset or adversely affect the expected growth, cost savings or other benefits in whole or in part. For a discussion of certain risks which may affect the Company or the trading price of the Common Stock, see "Risk Factors."

RESULTS OF OPERATIONS

     The following table sets forth the historical operating results of the Predecessor Company for fiscal 1993 and fiscal 1994, the pro forma operating results of the Company for the 52 weeks ended October 28, 1995 and the 40 weeks ended August 5, 1995, in each case giving effect to the Acquisition and certain related transactions, and the historical operating results of the Company for the 40 weeks ended August 3, 1996, expressed in millions of dollars and as a percentage of sales:

                                            PREDECESSOR COMPANY                                    COMPANY
                                     ----------------------------------     -----------------------------------------------------
                                                                               PRO FORMA          PRO FORMA
                                               52 WEEKS ENDED                  52 WEEKS           40 WEEKS           40 WEEKS
                                     ----------------------------------          ENDED              ENDED              ENDED
                                      OCT. 30, 1993      OCT. 29, 1994       OCT. 28, 1995      AUG. 5, 1995       AUG. 3, 1996
                                     ---------------    ---------------     ---------------    ---------------    ---------------
Sales............................... $2,330.2  100.0%   $2,409.9  100.0%    $2,433.8  100.0%   $1,889.1  100.0%   $1,900.6  100.0%
Gross profit........................    515.2   22.1       538.4   22.3        552.1   22.6       423.7   22.4       437.0   23.0
Selling, general and administrative
  expenses..........................    469.4   20.1       484.3   20.1        482.2   19.8       374.9   19.8       372.3   19.6
Operating income....................     45.8    2.0        54.1    2.2         69.9    2.8        48.8    2.6        64.7    3.4
Interest expense....................     34.1    1.5        30.0    1.2         72.4    2.9        56.1    3.0        53.4    2.8
Income tax expense..................      4.1    0.2         9.3    0.4          3.5    0.1         0.7     --         8.2    0.4
Extraordinary loss on extinguishment
  of debt...........................       --     --         6.3    0.3          4.6    0.2         4.6    0.2          --     --
Cumulative effect of accounting
  change............................       --     --         1.0     --           --     --          --     --          --     --
Net income (loss)...................      7.6    0.3         7.5    0.3        (10.6)  (0.4)      (12.6)  (0.6)        3.1    0.2
Preferred stock accretion...........       --     --          --     --          6.3    0.3         4.8    0.3         5.2    0.3
Net income (loss) available to
  common stockholders............... $    7.6    0.3    $    7.5    0.3     $  (16.9)  (0.7)   $  (17.4)  (0.9)   $   (2.1)  (0.1)

     The following discussion of the Company's results of operation should be read in conjunction with the consolidated financial statements of the Company together with the related notes thereto and other information included elsewhere herein.

COMPARISON OF RESULTS OF OPERATIONS FOR THE 40 WEEKS ENDED AUGUST 3, 1996 (HISTORICAL) WITH THE 40 WEEKS ENDED AUGUST 5, 1995 (PRO FORMA)

     Sales: Sales increased $11.5 million, or 0.6%, from $1,889.1 million in the 40 weeks ended August 5, 1995, to $1,900.6 million in the 40 weeks ended August 3, 1996. The increase in sales in the fiscal 1996 period was primarily attributable to a 1.1% increase in comparable store sales, partially offset by the impact of the closure of four conventional stores during fiscal 1995. The computation of "comparable store" sales growth excludes the sales of a store for any period if such store or a comparable store was not open during the entire preceding fiscal year. Replacement stores and stores expanded through remodeling are considered comparable stores.

     Gross Profit: Gross profit increased $13.3 million, or 3.1%, from $423.7 million in the 40 weeks ended August 5, 1995, to $437.0 million in the 40 weeks ended August 3, 1996. Gross profit as a percentage of sales increased from 22.4% in the 40 weeks ended August 5, 1995, to 23.0% in the 40 weeks ended August 3, 1996, due primarily to the reduction of product costs resulting from purchasing improvements and improved perishable and drug department gross profit. The increase in gross profit from perishables reflects the maturing of the converted Fresh Stores.

     Selling, General and Administrative Expense: Selling, general and administrative expense ("SG&A") decreased $2.6 million, or 0.7%, from $374.9 million in the 40 weeks ended August 5, 1995 to $372.3 million in the 40 weeks ended August 3, 1996. SG&A decreased from 19.8% of sales in the 40 weeks ended August 5, 1995, to 19.6% of sales in the 40 weeks ended August 3, 1996. The decrease in SG&A reflects improved labor productivity and reduced overhead costs.

     Operating Income: Operating income for the 40 weeks ended August 3, 1996 increased $15.9 million, or 32.6%, from $48.8 million in the 40 weeks ended August 5, 1995, to $64.7 million as a result of the factors discussed above.

     Interest Expense: Interest expense decreased from $56.1 million in the 40 weeks ended August 5, 1995 to $53.4 million in the 40 weeks ended August 3, 1996 primarily due to slightly lower interest rates and borrowing levels.

     Net Income (Loss): Net income increased $15.7 million from a net loss of $12.6 million in the 40 weeks ended August 5, 1995 to a net income of $3.1 million in the 40 weeks ended August 3, 1996, as a result of the factors discussed above. After deducting preferred stock accretion of $4.8 million in the 40 weeks ended August 5, 1995 and $5.2 million in the 40 weeks ended August 3, 1996, net loss available to common stockholders improved from a loss of $17.4 million in the 40 weeks ended August 5, 1995 to a loss of $2.1 million in the 40 weeks ended August 3, 1996.

COMPARISON OF RESULTS OF OPERATIONS FOR THE 52 WEEKS ENDED OCTOBER 28, 1995 (PRO FORMA) WITH THE 52 WEEKS ENDED OCTOBER 29, 1994 (PREDECESSOR COMPANY)

     Sales: Sales increased $23.9 million, or 1.0%, from $2,409.9 million in fiscal 1994 to $2,433.8 million in fiscal 1995. The increase in sales in fiscal 1995 was primarily attributable to a 1.8% increase in comparable store sales and additional sales due to the opening of one new Omni store in May 1994 partially offset by the impact of the closure of four conventional stores in fiscal 1995. The growth in comparable store sales primarily reflects strong sales results at the 14 Fresh Stores opened prior to the end of fiscal 1995.

     Gross Profit: Gross profit increased $13.7 million, or 2.5%, from $538.4 million in fiscal 1994 to $552.1 million in fiscal 1995. Gross profit as a percentage of sales increased from 22.3% in fiscal 1994 to 22.6% in fiscal 1995. The increase in gross margin was due primarily to the increased gross profit contribution from the perishable departments resulting from the Fresh Stores opened prior to the beginning of fiscal 1995 which more than offset the continuing effects of the Fresh Store conversion program in fiscal 1995.

     Selling, General and Administrative Expense: SG&A decreased $2.1 million, or 0.4%, from $484.3 million in fiscal 1994 to $482.2 million in fiscal 1995. SG&A decreased from 20.1% of sales in fiscal 1994 to 19.8% of sales in fiscal 1995. The decrease in SG&A as a percentage of sales is due primarily to reduced depreciation and amortization expenses resulting from purchase accounting adjustments which reduced the net carrying value of the Company's fixed assets, offset somewhat by the elimination of certain non-recurring regulatory-ordered utility refunds which lowered utility costs in fiscal 1994.

     Operating Income: Operating income increased $15.8 million, or 29.2%, from $54.1 million in fiscal 1994 to $69.9 million in fiscal 1995, as a result of the factors discussed above.

     Interest Expense: Interest expense increased from $30.0 million in fiscal 1994 to $72.4 million in fiscal 1995 primarily due to the increased indebtedness outstanding following the Acquisition.

     Net Income (Loss): Net income decreased from $7.5 million in fiscal 1994 to a net loss of $10.6 million in fiscal 1995. Pro forma net income in fiscal 1995 was adversely affected by an extraordinary charge of $4.6 million associated with the repayment of $150 million principal amount of Dominick's senior subordinated credit facility and the prepayment of $50 million principal amount of Dominick's term loan facilities. Net income in fiscal 1994 was adversely affected by an extraordinary charge of $6.3 million associated with the prepayment of $60 million principal amount of Dominick's 11.78% Senior Notes and a $1.0 million charge to reflect the cumulative effect on prior years of the change in the Company's accounting for income taxes. Other factors affecting net income (loss) are discussed above.

COMPARISON OF RESULTS OF OPERATIONS FOR THE 52 WEEKS ENDED OCTOBER 29, 1994 (PREDECESSOR COMPANY) WITH THE 52 WEEKS ENDED OCTOBER 30, 1993 (PREDECESSOR COMPANY)

     Sales: Sales increased $79.7 million, or 3.4%, from $2,330.2 million in fiscal 1993 to $2,409.9 million in fiscal 1994. The increase resulted primarily from a 2.9% increase in comparable store sales, the opening of one new store in fiscal 1993 and one new store in fiscal 1994 and the completion of one major remodel and six Fresh Store conversions in fiscal 1994. The increase in comparable store sales was attributable to continued strong performance of the Omni format, service department upgrades introduced at Dominick's stores and a slight improvement in general economic conditions.

     Gross Profit: Gross profit increased $23.2 million, or 4.5%, from $515.2 million in fiscal 1993 to $538.4 million in fiscal 1994. Gross profit increased as a percentage of sales from 22.1% in fiscal 1993 to 22.3% in fiscal 1994, due to an increase in Omni's gross profit which was offset by a slight decrease in Dominick's gross profit. The decrease in Dominick's gross profit reflected slightly more promotional activity, partially offset by improvements in product procurement and an increase in vendor participation in the Company's promotional costs. The increase in Omni's gross profit resulted primarily from improvements in product procurement, as well as an increase in vendor participation in the Company's promotional costs.

     Selling, General and Administrative Expense: SG&A increased $14.9 million, or 3.2%, from $469.4 million in fiscal 1993 to $484.3 million in fiscal 1994. SG&A as a percentage of sales remained unchanged at 20.1%. The increase in SG&A is primarily due to the increased sales levels in fiscal 1994 and increased advertising expenses at the Fresh Stores, offset somewhat by lower utility costs due to $4.5 million of non-recurring regulatory-ordered utility refunds and better management of store-level labor costs.

     Operating Income: Operating income increased $8.3 million, or 18.1%, from $45.8 million in fiscal 1993 to $54.1 million in fiscal 1994 as a result of the factors discussed above.

     Interest Expense: Interest expense decreased from $34.1 million in fiscal 1993 to $30.0 million in fiscal 1994. The decrease in interest expense was due primarily to the reduction in the Company's overall interest expense resulting from the prepayment of $60 million principal amount of Dominick's 11.78% Senior Notes.

     Net Income (Loss): Net income decreased slightly to $7.5 million in fiscal 1994 from $7.6 million in fiscal 1993. Net income in fiscal 1994 was adversely affected by an extraordinary charge of $6.3 million associated with the prepayment of $60 million principal amount of Dominick's 11.78% Senior Notes and a $1.0 million charge to reflect the cumulative effect on prior years of a change in the Company's accounting for income taxes.

LIQUIDITY AND CAPITAL RESOURCES

     Following the consummation of the Offering, the Company's principal sources of liquidity will be cash flow from operations, borrowings under the New Revolving Facilities and capital and operating leases. The Company's principal uses of liquidity are to provide working capital, finance capital expenditures and meet debt service requirements.

     In connection with the Offering, the Company intends to enter into the New Credit Facility which will provide for the $100 million amortizing New Term Loan, the $105 million New Revolving Term Facility and the $120 million New Revolving Facility, each of which has a six and one-half year term. The New Revolving Facilities will be available for working capital and general corporate purposes, including up to $50 million of the New Revolving Facility to support letters of credit. The Company utilizes letters of credit to cover workers' compensation self-insurance liabilities and for other general purposes. Letters of credit for approximately $17.2 million were issued under the Old Credit Facility at August 3, 1996. Up to $20 million of the New Revolving Facility will be available as a swingline facility (i.e., a facility which permits same-day borrowings directly from the agent under the New Credit Facility). The Company will not be required to reduce borrowings under the New Revolving Facilities by a specified amount each year. The New Term Loan will require quarterly amortization payments commencing in the second year following the consummation of the Offering in amounts ranging from $2.5 million to $7.5 million per quarter. The Company will also be required to make prepayments under the New Credit Facility, subject to certain exceptions, with a percentage of its consolidated excess cash flow and with the proceeds from certain asset sales, issuances of debt securities and any pension plan reversions. See "Description of Certain Indebtedness."


     The Company will use approximately $51.7 million of the estimated net proceeds of the Offering in connection with the repurchase of all of its outstanding Redeemable Preferred Stock. Approximately $30.5 million of the Offering proceeds, together with approximately $45.0 million of available cash and approximately $193.8 million of borrowings under the New Term Loan and the New Revolving Term Facility will be used to repay all outstanding borrowings under the Old Credit Facility. The remaining $10.5 million of net proceeds of the Offering will be used to terminate the Company's obligation under its consulting agreement with Yucaipa. See "Certain Transactions."

     The Company (and the Predecessor Company) generated approximately $81.8 million of cash from operating activities during the 52-week period ended October 28, 1995 compared to $73.2 million during the 52-week period ended October 29, 1994. During the 40-week period ended August 3, 1996 the Company generated approximately $32.4 million of cash from operating activities compared to $61.0 million generated by the Company (and the Predecessor Company) during the 40-week period ended August 5, 1995. One of the principal uses of cash in the Company's operating activities is inventory purchases. However, supermarket operators typically require small amounts of working capital since inventory is generally sold prior to the time that payments to suppliers are due. This reduces the need for short-term borrowings and allows cash from operations to be used for non-current purposes such as financing capital expenditures and other investing activities. Consistent with this pattern, the Company had a working capital deficit of $34.2 million at October 28, 1995 and $6.0 million at August 3, 1996.

     The Company (and the Predecessor Company) used $479.2 million in investing activities for the 52 weeks ended October 28, 1995. Investing activities consisted primarily of $442.8 million related to the Acquisition (net of cash acquired) and capital expenditures of $45.5 million. Capital expenditures related to store remodels, Fresh Store conversions and new store openings and, to a lesser extent, expenditures for warehousing, distribution, and manufacturing facilities and equipment, including data processing and computer systems. The Company used $25.0 million in investing activities for the 40 weeks ended August 3, 1996, primarily for capital expenditures.


     The Company plans to make gross capital expenditures of approximately $56 million (or $23 million net of expected capital leases) in fiscal 1996. Such expenditures consist of approximately $45 million related to remodels and new stores, as well as ongoing store expenditures for equipment and maintenance, and approximately $11 million related to warehousing, distribution and manufacturing facilities and equipment, including data processing and computer equipment. Management expects that these capital expenditures will be financed primarily through cash flow from operations and capital leases. The capital expenditure budget for fiscal 1996 does not include certain environmental remediation costs which are estimated to range from approximately $4.1 million to $5.7 million (the Company's net share of which is currently estimated at approximately $4.3 million, after contributions by the prior owners of the Predecessor Company pursuant to the terms of the stock purchase agreement associated with the Acquisition, and for which an accrual has been provided in the Company's financial statements) and which are expected to be incurred over the next several years. See "Business -- Environmental Matters." In December 1995, the Company sold and leased back under capital leases approximately $17 million of certain existing owned equipment. The Company currently anticipates gross capital expenditures of approximately $75 million (or $60 million net of expected capital leases) in fiscal 1997.


     The Company has historically utilized leasing facilities to finance the cost of new store equipment and fixtures. At August 3, 1996, the Company had an $18 million lease facility available which it anticipates will be substantially utilized in connection with its new store program in the fourth quarter of fiscal 1996 and the first quarter of fiscal 1997. The Company will seek additional lease facilities as required to support its capital expenditure program. As such lease facilities are utilized, the Company's capital lease indebtedness will increase by a comparable amount.

     The capital expenditure plans discussed above do not include potential acquisitions which the Company could make to expand within its existing market or contiguous markets. The Company may consider such acquisition opportunities from time to time. Any such future acquisition may require the Company to seek additional debt or equity financing.

     The Company is a holding company that has no material operations and no material assets other than its ownership of the capital stock of Dominick's. As a result, the Company is dependent upon distributions or advances from Dominick's to obtain cash to pay dividends or for other corporate purposes. Dominick's principal debt instruments generally restrict Dominick's from paying dividends or otherwise distributing cash to the Company, except under certain limited circumstances, including for the payment of taxes and, subject to limitations, for general administrative purposes. See "Risk
Factors -- Limitations on Access to Cash Flow of Dominick's" and "Description of Certain Indebtedness."



     The Company, in the ordinary course of its business, is party to various legal actions. One case currently pending alleges gender discrimination by Dominick's and seeks compensatory and punitive damages in an unspecified amount. The plaintiffs' motion for class certification is currently pending before the court, and the Company anticipates that the court will rule on such motion before the end of the year. Due to the numerous legal and factual issues which must be resolved during the course of this litigation, the Company is unable to predict the ultimate outcome of this lawsuit. If Dominick's were held liable for the alleged discrimination (or otherwise concludes that it is in the Company's best interest to settle the matter), it could be required to pay monetary damages (or settlement payments) which, depending on the outcome of the class certification motion (and the size of any class certified), the theory of recovery or the resolution of the plaintiffs' claims for compensatory and punitive damages, could be substantial and could have a material adverse effect on the Company. Based upon the current state of the proceedings, the Company's assessment to date of the underlying facts and circumstances and the other information currently available, and although no assurances can be given, the Company does not believe that the resolution of this litigation will have a material adverse effect on the Company's overall liquidity. As additional information is gathered and the litigation proceeds, the Company will continue to assess its potential impact. See "Risk Factors -- Potential Adverse Effects of Pending Litigation" and "Business -- Legal Proceedings."



     The Company is highly leveraged. Based upon current levels of operations and anticipated cost savings and future growth, the Company believes that its cash flow from operations, together with available borrowings under the New Revolving Facilities and its other sources of liquidity (including leases) will be adequate to meet its anticipated requirements for working capital, debt service and capital expenditures over the next few years.


EFFECTS OF INFLATION

     The Company does not believe that inflation has had any significant impact on the Company's operations. The Company's primary costs, inventory and labor, are affected by a number of factors that are beyond its control, including, in addition to inflation, the availability and price of merchandise, the competitive climate and general and regional economic conditions. As is typical of the supermarket industry, the Company has generally been able to maintain gross profit margins by adjusting its retail prices, but competitive conditions may from time to time render it unable to do so while maintaining its market share.

                                    BUSINESS

     The Company is the second largest supermarket operator in the greater Chicago metropolitan area with 100 stores. Through its 70 years of operation, the Company has developed a valuable and strategically located store base, strong name recognition, customer loyalty and a reputation as a quality and service leader among Chicago-area supermarket chains. The Company operates 83 full-service supermarkets under the Dominick's(R) name, including 22 Fresh Stores, and 17 price impact supermarkets under the Omni name. The Company is the only Chicago-area supermarket chain to operate both full-service and price impact formats, which allows it to serve a broader customer base and to tailor its stores to the demographic characteristics of individual store locations. The Company has a well-maintained and modern store base, with approximately 75% of its stores new or remodeled since 1989. While the Company's total number of stores has remained relatively constant since 1989, the Company's average selling square feet per store has increased by approximately 27%. The Company also owns and operates two primary distribution facilities totaling approximately 1.4 million square feet, a satellite facility of approximately 285,000 square feet and a dairy processing plant. In addition, the Company's management team has proven experience in successfully developing and operating both full-service and price impact supermarkets. The Company believes these factors have helped it to increase its market share among Chicago-area supermarkets from 19.0% in 1989 to 25.4% in 1995.

     The Company was incorporated in Delaware in January 1995 and its principal executive offices are located at 505 Railroad Avenue, Northlake, Illinois 60164, telephone (708) 562-1000.

STORE FORMATS

     DOMINICK'S. The Company's Dominick's format stores are full-service supermarkets that emphasize quality, freshness and service. The Company classifies its Dominick's stores into three categories:

          Conventional Supermarkets. Dominick's 23 conventional supermarkets are typically located in higher density population areas, average approximately 43,100 square feet in size (including approximately 28,900 square feet of selling space) and offer approximately 35,000 SKUs. All of the Company's conventional supermarkets include a variety of service departments typically found in full-service supermarkets such as delicatessen, bakery, meat and seafood departments and a limited selection of health and beauty care products. In addition, many stores also offer salad bars, prepared foods, floral departments, film processing and liquor. In fiscal 1991, the Company began to rationalize its base of 53 conventional supermarkets. Since then, in addition to the Fresh Store conversions, the Company closed certain underperforming conventional supermarkets. The Company's 23 remaining conventional supermarkets are stores which are primarily in locations where either replacement sites are not available or the demographics of the area do not justify a conversion to a different format.

          Combination Food and Drug Stores. Dominick's 38 combination food and drug stores average approximately 57,600 square feet (including approximately 40,300 square feet of selling space) and offer approximately 60,000 SKUs. The combination food and drug stores offer all products and services typically found in a conventional supermarket and, by virtue of their large size, include a full service drug store complete with a pharmacy, a broader line of health and beauty care products and an expanded selection of seasonal merchandise.

          Fresh Stores. Dominick's 22 Fresh Stores are enhanced combination food and drug stores designed to create a European-style fresh market atmosphere and emphasize the store's visual appeal and quality merchandise perception. The Company's Fresh Stores feature significant upgrades in store design and fixtures in order to emphasize an expanded assortment of high quality fresh produce and other perishables, a large selection of restaurant-quality prepared foods for carry-out and in-store dining and a superior line of freshly baked goods and pastry items. Fresh Stores also typically offer expanded delicatessen, bakery, meat, seafood and floral departments and additional service departments such as a gourmet coffee cafe. The first Fresh Store was introduced in 1993 through the conversion of an existing conventional supermarket. A total of 14 stores have been converted to date, resulting in an average increase in customer counts, sales per square foot and store contribution margins for the converted stores over pre-conversion levels. Converted Fresh Stores average approximately 53,000 square feet in size (including approximately 39,300 square feet of selling space) while new Fresh Stores are expected to average approximately 70,000 square feet (including approximately 55,000 square feet of selling space). In addition to the 14 converted stores, eight new Fresh Stores have been opened and an estimated 16 additional Fresh Stores are expected to be opened or converted by the end of fiscal 1998.

     OMNI. The Company's 17 Omni stores are high-volume, price impact combination food and drug stores emphasizing low prices and a broad selection of products while offering less extensive service departments than traditional full-service supermarkets. Omni stores average approximately 92,300 square feet (including approximately 65,300 square feet of selling space). The Omni format has enabled the Company to expand its overall share of the market, as it attracts the price-conscious shopper who typically would choose a price-oriented food store over a traditional full-service supermarket. Omni stores have an approximate 7.2% market share, giving Omni the third largest market share among Chicago-area supermarkets on a stand-alone basis.

     Introduced in 1987 as a response to the entrance of warehouse stores into the Chicago area, Omni stores offer modified everyday low prices and compete effectively with warehouse formats and other discount retailers in the Chicago area. The Company believes that Omni's prices are approximately 10% below those offered by traditional full-service supermarkets. Omni's marketing program emphasizes its low prices and reinforces its image with merchandising presentations such as a "Wall of Values" located near the entrance of the store which presents the customer with a selection of specially priced merchandise. To support its low prices, Omni is managed with a strict focus on cost control. This is achieved through labor efficiencies created by the implementation of time and cost saving measures such as presenting selected merchandise on pallets, offering a limited number of service departments and eliminating certain services such as bagging and customer pickup. The Omni stores also eliminate certain capital improvements such as more expensive in-store graphics and fixtures.

     All of the Omni stores include service departments in deli, bakery and seafood, in addition to self-service meat, produce, liquor, bulk foods and club merchandise departments and a pharmacy. Each Omni store also offers a large selection of high-turnover general merchandise items typically found in drug and discount stores, including seasonal items for holiday and back-to-school seasons. The expanded general merchandise selection is utilized to increase variety for higher customer draw. All Omni stores also include in-store banking. Unlike the Dominick's format, the Omni format does not offer salad bars, special promotions or extensive front-end services.

GROWTH AND OPERATING STRATEGY

     The Company's senior managers have, on average, over 20 years of experience in the food retailing industry. Management, in conjunction with Yucaipa, has formulated a strategic plan to increase sales and profitability consisting of the following key elements:

     Accelerate New Store Program. From 1987 until 1993, the Company's store development program was focused primarily on developing combination food and drug stores or converting existing conventional Dominick's stores to the combination format, closing underperforming stores and creating a critical mass of Omni stores. From fiscal 1994 until the Acquisition, the Company's growth plan was focused on the conversion of existing stores to the Fresh Store concept. During that period, only one new store was opened. Since the Acquisition, management and Yucaipa have developed a growth strategy designed to emphasize the expansion of the Dominick's store format in areas currently underserved by the Company. As part of this strategy, management undertook an aggressive plan to identify and develop new store sites and has since opened eight new Fresh Stores during the second half of fiscal 1996. In addition, management expects to continue to grow the Company's store base by opening nine Fresh Stores and one Omni store in fiscal 1997 and seven Fresh Stores and one Omni store in fiscal 1998.

     Expand Dominick's Fresh Store Concept. The results of the Company's 14 Fresh Store conversions have been highly favorable and have resulted in an average increase in estimated annualized sales of approximately 27% compared to such stores prior to their conversion. It is currently anticipated that substantially all of the Company's new Dominick's combination food and drug stores will be Fresh Stores. A number of existing Dominick's conventional supermarkets and combination food and drug stores will also be converted to Fresh Stores over the next two years. In addition, certain elements of the Fresh Store concept, including expanded produce and perishable departments, are currently being incorporated into many of the remaining Dominick's stores as part of the chain-wide emphasis on high quality perishables. The Company believes that the expansion of its Fresh Store concept through the addition of new stores and the conversion of existing stores should have a favorable impact on the Company's growth in sales and profitability.

     Continue to Improve Profit Margins. At the time of the Acquisition, management and Yucaipa identified areas of opportunity for operating improvements which they believed would result in approximately $23 million of annual cost reductions compared to pre-Acquisition levels. These included: (i) purchasing improvements resulting in part from renegotiating vendor contracts and coordinating its buying efforts with other Yucaipa-managed supermarket chains, (ii) labor productivity improvements resulting from increased automation of labor planning systems and changes in labor processes and procedures, (iii) general and administrative expense and occupancy expense reductions and (iv) other merchandising and buying improvements. The Company believes that, as of the end of the third quarter of fiscal 1996, it had implemented operating improvements which should provide, on an annualized basis, a level of cost savings substantially equal to the $23 million estimated at the time of the Acquisition. The Company believes that approximately $17 million of such cost savings are reflected in its results of operations for the 52-week period ended August 3, 1996. In addition, since the Acquisition management has identified additional potential cost savings and efficiencies, including an increase in the percentage of private label sales which it plans to implement in future periods. The Company believes that these cost savings, combined with the greater number of Fresh Stores, should result in higher overall operating margins than the Company has experienced historically.

STORE DEVELOPMENT

     The Company's 70 years of operation in the Chicago area have allowed it to build its store locations selectively, and management believes that the Company's current locations include many prime store sites in developed urban and suburban areas which would be difficult to replicate. In addition to upgrading its store base through capital expenditures, the Company began to focus on rationalizing its conventional supermarket base in fiscal 1991. Between November 1990 and October 1995, 15 conventional supermarkets were closed. This store rationalization program also included an evaluation of the Company's perishable departments. In order to maximize the effectiveness of the remaining conventional supermarkets, the Company began to focus on upgrading their perishable departments and developing new prototypes to convey a stronger image of quality, selection and freshness to the customer. Capital investment was directed toward selectively adding improvements such as European-style bakeries and enhanced deli departments to existing Dominick's stores. These efforts led to the introduction of the Fresh Store concept at the beginning of fiscal 1994. In addition to its remodeling and store rationalization initiatives, the Company continued to build new stores on a selective basis. From the start of fiscal 1991 through the end of fiscal 1995 the Company opened four combination food and drug stores and nine Omni stores.

     The Company introduced its first Fresh Store in November 1993. To date, the Company has converted 14 stores to Fresh Stores at a total capital cost of approximately $70 million and has opened eight new Fresh Stores. The Fresh Store conversions were very extensive, as these stores required complete overhauls and expansion of selling space. The results of the Company's 14 conversions of existing stores to Fresh Stores have been highly favorable and have resulted in an average increase in annualized sales of approximately 27% compared to such stores prior to their conversion. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General -- Fresh Store Conversions."

     The following table sets forth additional information concerning changes in the Company's store base.

                                                                                  40 WEEKS    PERIOD FROM
                                                      FISCAL YEAR                  ENDED      AUG. 4, 1996
                                          ------------------------------------    AUG. 3,     TO OCT. 22,
                                          1991    1992    1993    1994    1995      1996          1996
                                          ----    ----    ----    ----    ----    --------    ------------
TOTAL STORES:
  Beginning of period...................   99      98     101     101     101         97            97
     Opened.............................    6       5       1       1       0          4             4
     Closed.............................   (7)     (2 )    (1 )    (1 )    (4 )       (4)           (1)
                                           --                                         --            --
                                                  ---     ---     ---     ---
  End of period.........................   98     101     101     101      97         97           100
                                           ==     ===     ===     ===     ===         ==            ==
REMODELS AND CONVERSIONS:
  Major remodels........................    3       4       1       1       4          3             4
  Fresh Store conversions...............    0       0       0       6       8          0             0
STORES BY FORMAT (END OF PERIOD):
  Dominick's:
     Conventional.......................   53      47      45      38      27         24            23
     Combination food and drug..........   33      39      40      40      39         38            38
     Fresh Stores.......................    0       0       0       6      14         18            22
                                           --                                         --            --
                                                  ---     ---     ---     ---
          Subtotal......................   86      86      85      84      80         80            83
  Omni..................................   12      15      16      17      17         17            17
                                           --                                         --            --
                                                  ---     ---     ---     ---
          Total.........................   98     101     101     101      97         97           100
                                           ==     ===     ===     ===     ===         ==            ==

MARKET AREA

     Chicago is the nation's third largest metropolitan area, with a population of approximately 7.7 million people and approximately 2.8 million households. Chicago has a stable and diverse economic base which includes major manufacturing, transportation, finance and other business centers. The population base of Chicago is relatively young and affluent compared to the national average and compared with other leading population centers. In addition to its attractive demographics, the Chicago metropolitan area has had a relatively stable economic environment with more stable inflation and unemployment rates than many other major urban markets. According to the U.S. Bureau of the Census, the population of suburban Chicago, where nearly 80% of the Company's stores are located, has grown by approximately 12% since 1986. According to a recent report issued by the U.S. Department of Commerce, by the year 2005 the Chicago area is also expected to have a population of 8.3 million residents and the largest increase in jobs of all of the nation's major metropolitan areas. The Company believes that its existing market share and its plans to add new stores will allow it to benefit from the continuing growth of the Chicago area.

WAREHOUSING, DISTRIBUTION AND PURCHASING

     The Company currently owns and operates two primary distribution facilities with an aggregate of approximately 1.4 million square feet and a satellite facility of approximately 285,000 square feet for storage of forward buy inventory. Each store submits orders to the distribution facilities through a centralized processing system, and merchandise ordered from the warehouses is normally received at the stores the next day.

     The Company's primary warehouse facility is located in Northlake, Illinois and handles dry grocery, produce, dairy, delicatessen, meat and frozen foods. In addition, goods prepared at the on-site commissary are cross-docked for delivery to the stores. The Company's other primary distribution facility, a general merchandise facility located on the south side of Chicago approximately 15 miles from the Company's Northlake facility, handles health and beauty care products and other general merchandise. The Company also owns and operates Ludwig Dairy, a dairy processing plant in Dixon, Illinois (approximately 100 miles west of Chicago) that manufactures cultured dairy products and ice cream. A satellite facility also located in Northlake is currently used only for the storage of forward buy products and operates at less than 10% of capacity. The Company is currently evaluating the feasibility of selling one of its warehouse facilities and consolidating its warehousing operations in its remaining facilities.

     The stores receive prepared foods, such as salads and cooked meats, from the Company's commissary. The commissary also distributes "Chef's Collection" products, which offer customers restaurant-quality, fully prepared entrees for carry-out. The commissary is operated as a profit center and charges individual stores for its services. Management believes that the Company is the only Chicago-area supermarket chain to operate its own commissary, which gives it certain competitive advantages, such as higher margins on prepared food, increased quality control and the ability to develop "signature items" not found in other supermarkets.

     Distribution is accomplished through a Company-operated fleet of tractors and trailers. Stores are located an average of 15 miles from the principal distribution center, with the furthest store located approximately 35 miles away. Management believes this close proximity of the stores to the distribution facilities results in lower distribution costs and enables the Company to maintain lower levels of inventory and achieve more efficient warehousing than would otherwise be possible.

     The Company has historically purchased merchandise from a large number of third party suppliers, none of which supplies a material portion of the Company's goods and services. The Company is a party to certain exclusivity contracts for the purchase of products from vendors. While these contracts have become common in the food retailing industry, the Company has not historically emphasized such contracts. The Company has begun to focus on such agreements more aggressively since the Acquisition and is also coordinating its purchasing efforts with other Yucaipa-managed supermarket chains in an effort to reduce its product costs. The Company also is pursuing forward buying and secondary sourcing opportunities. The Company actively participates in a Best Practices program with all other Yucaipa-managed supermarket chains that is intended to reduce costs and improve business processes. The Company believes that additional procurement savings may be realized in the future.

ADVERTISING AND PROMOTION

     The Company advertises primarily through direct mail circulars distributed every Thursday, in addition to Sunday newspaper and radio advertisements. Television advertising is employed around holidays and other seasonal events to reaffirm the Company's reputation for high-quality perishables.

     The Company's advertising and promotion strategy for its Dominick's stores stresses their quality, assortment of products, customer service and competitive prices. Since 1990, the Company has focused its Dominick's print media advertising on direct mail, which permits highly targeted marketing and supports the Company's store-specific merchandising goals. On average, the Company circulates approximately 30 different versions of its Dominick's circular each week, including eight to ten versions for stores which incorporate the Fresh Store concept. While all store departments share portions of the weekly circular, the Company tailors its advertisements to a particular store's trade area and store type. Management believes direct mail allows for distribution of the weekly advertising circular at a lower cost and provides more complete coverage than print advertising in newspapers. The Dominick's stores also utilize both television and radio advertising.

     The Company also employs point-of-sale couponing whereby the Company provides coupons which are printed with the customer's receipt upon purchase of certain selected items. Manufacturers pay the Company to print a coupon for one product when another product is purchased in order to promote complementary or substitute products. The Company's stores also utilize this type of targeted marketing to promote items of its choice and to obtain information about purchasing behavior. To better facilitate the Company's target marketing programs for its Dominick's stores, the Company is also developing a frequent shopper card program.

     The Company utilizes direct mail circulars as its primary form of advertising for the Omni stores. By distributing multiple versions of an advertisement, management believes the Omni stores have been successful in targeting multiple specific demographic zones from which customers for a particular store are drawn. Weekly circulars focus on Omni's everyday low prices and include a variety of weekly specials to draw customers into the store. The Company circulates approximately six different versions of the Omni circular each week.

PRIVATE LABEL PROGRAM

     The Company's private label program represented 11.9% of fiscal 1995 sales (excluding meats, service delicatessen and produce items) which is significantly below the national average. One component of management's operating strategy is to increase private label sales to a level closer to national averages, which management believes will have a favorable impact on future gross margins. Gross margins on private label goods are generally eight to ten percent higher than on national brands, while offering comparable quality at prices that are approximately 25% lower. Through its private label program, the Company currently offers approximately 1,750 private label items at Dominick's stores and approximately 800 private label items at Omni stores. By the end of calendar 1996, the Company intends to introduce the "Private Selection" label as the premium private label at Dominick's stores. The "Private Selection" label is owned by Ralph's Grocery Company, a Yucaipa-managed supermarket chain, and will be licensed to the Company. The Company procures grocery, deli, meat and health and beauty private label products through Topco Associates, Inc. ("Topco"), a large, national food buying cooperative. In addition to its "Dominick's" and "Omni" brand names, the Company features Topco-branded products under the "Valutime" brand name at its Dominick's stores, under the "Kingston" and "Mega" brand names at its Omni stores and under the "Top Care" brand name at all of its stores.

MANAGEMENT INFORMATION AND TRAINING SYSTEMS

     In 1989, the Company began modernizing its management information systems by adopting a "multi-platform" strategy. This entailed upgrading or moving certain applications from the mainframe to a mid-range or a micro format. The upgrade of the Company's financial software is substantially complete, while the upgrade of purchasing software is expected to be completed in approximately one year. The Company has also initiated an upgrade of its warehousing system and plans to install radio frequency technology, which will enhance warehouse space utilization, manpower planning and store service levels. At the store level, all point-of-sale equipment has been upgraded in the past three years at a cost in excess of $4 million. Pharmacy terminals that keep detailed patient records and handle third party billing adjudication have been installed and direct store delivery receiving and time-and-attendance systems have been largely implemented at the store level. In addition, new PC-based store-level training systems have been configured in the Company's stores.

COMPETITION

     The supermarket industry is highly competitive and characterized by narrow profit margins. Supermarket chains generally compete on the basis of location, quality of products, service, price, product variety and store condition. The Company's competitors include national and regional supermarket chains, independent and specialty grocers, drug and convenience stores, warehouse club stores, deep discount drug stores and supercenters. The Company regularly monitors its competitors' prices and adjusts its prices and marketing strategy as management deems appropriate in light of existing conditions.

     The Company and Jewel Food Stores ("Jewel"), a subsidiary of American Stores, Inc., are the leading chains in the Chicago-area market. In 1995, the Company had a market share of approximately 25.4% among Chicago-area supermarkets, compared to Jewel which had a market share of approximately 35.6%. The majority of the Company's other supermarket competitors are regional supermarket chains or small independent operators, none of which has greater than a 5% market share. The Company, through its efforts to establish the Omni format and upgrade its Dominick's format stores, has increased its market share from approximately 19.0% in 1989 to approximately 25.4% in 1995. A combination of the strength of Dominick's franchise in the region and the expansion and successful format differentiation of Omni has helped the Company increase its market share despite the fact that a substantial number of competitive store openings occurred in the Chicago metropolitan area between 1989 and 1995.

     Beginning in the late 1980's and peaking in the early 1990's, a number of non-traditional competitors opened locations in the Chicago metropolitan area. These competitors introduced a number of new formats to the Chicago consumer, including warehouse club stores, mass merchants and supercenters. Though the Company has traditionally competed primarily with other supermarket chains, the Company's business strategy has been to compete with these new entrants through the introduction of its Omni format and continued growth of the Dominick's combination food and drug stores.

EMPLOYEES AND LABOR RELATIONS

     As of August 3, 1996, the Company employed 17,734 people, of whom approximately 26% were full-time and 74% were part-time. The following table sets forth additional information concerning the Company's employees.

                                                         UNION      NON-UNION     TOTAL
                                                         ------     ---------     ------
        Salaried.......................................     143         890        1,033
        Hourly:
          Full-time....................................   3,157         416        3,573
          Part-time....................................  12,903         225       13,128
                                                         ------       -----       ------
             Total.....................................  16,203       1,531       17,734
                                                         ======       =====       ======

     Substantially all of the Company's store employees are unionized. Employees covered by union contracts are represented by six major unions: (i) United Food and Commercial Workers Union ("UFCW"), (ii) UFCW Union, Meat Division, (iii) International Brotherhood of Teamsters, (iv) International Brotherhood of Electrical Workers, (v) Automobile Mechanics Union (International Association of Machinists and Aerospace Workers) and (vi) Chicago and Northeast Illinois District Council of Carpenters.

     The Company's contracts with its Dominick's retail clerks (covering approximately 9,400 employees at August 3, 1996) and its Omni meatcutters (covering approximately 550 employees at August 3, 1996) have expired and although the Company is currently negotiating with the respective unions for such employees, no new agreements have been reached. The Company's contract with the Omni retail clerks has been ratified by the union and is anticipated to be signed in the near future. The Company's contracts are generally negotiated in three-year cycles. The Company's contract with the Dominick's meatcutters expires in July 1997 and the Company's primary Teamsters contract expires in March 1999. See "Risk Factors -- Labor Relations; Expired Union Contracts."

     The Company has never experienced a work stoppage and considers its relations with its employees to be good. Pursuant to their collective bargaining agreements, Dominick's contributes to various union-sponsored, multi-employer pension plans.

TRADE NAMES, SERVICE MARKS AND TRADEMARKS

     The Company uses a variety of trade names, service marks and trademarks. Except for "Dominick's," "Dominick's Finer Foods" and "Omni Superstores," the Company does not believe any of such trade names, service marks or trademarks is material to its business. The Company is presently seeking federal registration of the "Omni Superstores" trademark, and has filed an application to renew the federal registration for "Dominick's Finer Foods."

GOVERNMENT REGULATION

     The Company is subject to regulation by a variety of governmental agencies, including but not limited to, the U.S. Food & Drug Administration, the U.S. Department of Agriculture, the Illinois Department of Alcoholic Beverage Control, the Illinois Department of Agriculture, the Illinois Department of Professional Regulation and state and local health departments and other agencies. At present, local regulations prevent the Company from selling liquor, or certain types of liquor, at certain of its stores.

ENVIRONMENTAL MATTERS

     The Company is subject to federal, state and local environmental laws that
(i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes and (ii) impose liability for the costs of cleaning up certain damages resulting from sites of past spills, disposals or other releases of hazardous materials. The Company believes that it currently conducts its operations, and in the past has operated its business, in substantial compliance with applicable environmental laws. From time to time, operations of the Company have resulted, or may result, in noncompliance with or liability for cleanup pursuant to environmental laws. However, the Company believes that any such noncompliance or liability under current environmental laws would not have a material adverse effect on its results of operations and financial condition. The Company has not incurred material capital expenditures for environmental controls during the previous three years.

     In connection with the Acquisition, the Company and Dominick's conducted certain investigations (including in some cases, reviewing environmental reports prepared by others) of the Company's operations and its compliance with applicable environmental laws. The investigations, which included Phase I and Phase II assessments and subsequent studies by independent consultants, found that certain facilities have had or may have had releases of hazardous materials associated with Dominick's operations or those of other current and prior occupants that may require remediation, particularly due to releases of hazardous materials from underground storage tanks and hydraulic equipment. The costs to remediate such environmental contamination are currently estimated to range from approximately $4.1 million to $5.7 million. Pursuant to the Stock Purchase Agreement, the prior owners of Dominick's have agreed to pay one-half of such remediation costs up to $10 million and 75% of such remediation costs between $10 million and $20 million. To the extent that the prior owners of Dominick's fail to reimburse the Company for such remediation costs as they have agreed, the Company would be required to bear this entire expense and pursue its remedies against such former owners. Based in part on the investigations conducted and the cost-sharing provisions of the Stock Purchase Agreement with respect to environmental matters, the Company believes that its liabilities relating to these environmental matters will not have a material adverse effect on its future financial position or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

PROPERTIES

     The Company operates a total of 100 stores in the Chicago metropolitan area, as described in the following table:

                                                                                     AVERAGE SQUARE
                                                    NUMBER OF STORES                     FOOTAGE
                                            --------------------------------       -------------------
                                             OWNED       LEASED       TOTAL        TOTAL        SELLING
                                            -------     --------     -------       ------       ------
Dominick's:
  Conventional............................      1          22           23         43,100       28,900
  Combination food and drug...............      8          30           38         57,600       40,300
  Fresh Stores............................      0          22           22         56,600       42,400
                                               --          --           --         ------       ------
     Dominick's total.....................      9          74           83         53,300       37,700
Omni......................................      3          14           17         92,300       65,300
                                               --          --           --         ------       ------
     Company total........................     12          88          100         60,000       42,400
                                               ==          ==           ==         ======       ======

     At its leased stores, the Company generally enters into long-term net leases which obligate the Company to pay its proportionate share of real estate taxes, common area maintenance charges and insurance costs. In addition, such leases generally provide for contingent rent based upon a percentage of sales when sales from the store exceed a certain dollar amount. The average remaining term (including renewal options with increasing rents) of the Company's supermarket leases is approximately 30 years. Two of the three Omni stores owned by the Company are subject to long-term ground leases. There are mortgages on the Company's owned stores totalling approximately $9.3 million at October 28, 1995.

     The Company's administrative offices currently occupy a small portion of an approximately 285,000 square foot facility at 505 Railroad Avenue (which also includes a satellite distribution facility) and approximately 171,300 square feet of space at 333 N. Northwest Avenue in Northlake, Illinois. The Company also owns and operates two primary warehouse and distribution facilities totaling 1.4 million square feet and the Ludwig Dairy plant. See "Warehousing, Distribution and Purchasing."

LEGAL PROCEEDINGS


     On March 16, 1995, a lawsuit was filed in the United States District Court for the Northern District of Illinois against Dominick's by two employees of Dominick's. The plaintiffs' original complaint asserted allegations of gender discrimination and sought compensatory and punitive damages in an unspecified amount. The plaintiffs filed an amended complaint on May 1, 1995. The amended complaint added four additional plaintiffs and asserted allegations of gender and national origin discrimination. The plaintiffs filed a second amended complaint on August 16, 1996 adding three additional plaintiffs. The plaintiffs' motion for class certification is currently pending before the court, and the Company anticipates that the court will rule on such motion prior to the end of the year. The parties are conducting discovery with respect to the pending motion for class certification. The Company plans to vigorously defend this lawsuit. Due to the numerous legal and factual issues which must be resolved during the course of this litigation, the Company is unable to predict the ultimate outcome of this lawsuit. If Dominick's were held liable for the alleged discrimination (or otherwise concludes that it is in the Company's best interest to settle the matter), it could be required to pay monetary damages (or settlement payments) which, depending on the outcome of the class certification motion (and the size of any class certified), the theory of recovery or the resolution of the plaintiffs' claims for compensatory and punitive damages, could be substantial and could have a material adverse effect on the Company. Based upon the current state of the proceedings, the Company's assessment to date of the underlying facts and circumstances and the other information currently available, and although no assurances can be given, the Company does not believe that the resolution of this litigation will have a material adverse effect on the Company's overall liquidity. As additional information is gathered and the litigation proceeds, the Company will continue to assess its potential impact.



     The Company, in its ordinary course of business, is party to various other legal actions. Management believes these are routine in nature and incidental to its operations. Management believes that the outcome of any such other proceedings to which the Company currently is a party will not have a material adverse effect upon its business, financial condition or results of operations. However, adverse developments with respect to any pending or future litigation could adversely affect the market price of the Company's Common Stock.

                                   MANAGEMENT

     The following table sets forth certain information with respect to the members of the Board of Directors and the executive officers of the Company. Executive officers of the Company are chosen by the Board of Directors and serve at its discretion.

         NAME                                     TITLE                            AGE
Ronald W. Burkle           Chairman of the Board (l)                                44
Robert A. Mariano          President, Chief Executive Officer and Director (l)      46
Darren W. Karst            Executive Vice President, Finance and                    36
                           Administration, Chief Financial Officer, Secretary
                           and Director
Robert E. McCoy            Executive Vice President of Operations                   49
John W. Boyle              Group Vice President -- Information Planning and         38
                           Store Development
Robert R. DiPiazza         Group Vice President -- Perishable Merchandising         45
Donald G. Fitzgerald       Group Vice President -- Non-Perishable Merchandising     35
                           and Logistics
Donald S. Rosanova         Group Vice President -- Omni Division                    47
Herbert R. Young           Group Vice President -- Sales, Marketing and             55
                           Advertising
Peter P. Copses            Director                                                 38
Linda McLoughlin Figel     Director                                                 32
Patrick L. Graham          Director (1)                                             47
David B. Kaplan            Director                                                 29
Mark A. Resnik             Director                                                 49
Antony P. Ressler          Director                                                 35

------------------------------

(1) Member of the Executive Committee of the Board of Directors.

     In accordance with the terms of the Company's Amended and Restated Certificate of Incorporation, effective upon the closing of the Offering, the terms of office of the Board of Directors will be divided into three classes:
Class I, Class II and Class III. The terms of office of the respective classes of directors will be as follows: Class I will expire at the annual meeting of stockholders to be held in 1997; Class II will expire at the annual meeting of stockholders to be held in 1998; and Class III will expire at the annual meeting of stockholders to be held in 1999. At each annual meeting of stockholders beginning in 1997, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election and until successors have been duly elected and have qualified. In addition, the Company's Amended and Restated Certificate of Incorporation provides that the authorized number of directors may be changed only by resolution of the Board of Directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Although directors of the Company may be removed for cause by the affirmative vote of the holders of a majority of the Common Stock, the Company's Amended and Restated Certificate of Incorporation provides that holders of 66 2/3% of the Common Stock must vote to approve the removal of a director without cause.

     The Company has undertaken to appoint an additional director who is not affiliated with the Company or its principal stockholders promptly following the consummation of the Offering. The Company has also undertaken to appoint a second director who is not affiliated with the Company or its principal stockholders within one year following the consummation of the Offering. Such persons have not yet been identified. The Board of Directors has an Executive Committee and intends to establish a Compensation Committee and an Audit Committee. There are no family relationships among the executive officers or Directors of the Company.

     Pursuant to the Stockholders Agreement among the Company, certain affiliates of Yucaipa and Apollo and certain other stockholders of the Company, six of the Company's current directors were selected by Yucaipa and three were selected by Apollo. Following the consummation of the Offering, Yucaipa and Apollo will continue to be able to nominate six and three directors, respectively, provided that certain beneficial ownership requirements set forth in the Stockholders Agreement continue to be met. See "Description of Capital
Stock -- Stockholders Agreements."

     Historically the Company has not paid any compensation to its directors for serving on the Board, but has reimbursed such persons for their out-of-pocket expenses incurred in connection with attending meetings of the Board of Directors. Following the consummation of the Offering, the Company intends to pay customary fees to its outside directors for service on the Board, and the Company anticipates that it will reimburse directors for their out-of-pocket expenses incurred in connection with attending meetings of the Board of Directors.

     RONALD W. BURKLE -- Mr. Burkle has been the Chairman of the Company since March 1995 and served as Chief Executive Officer from March 1995 to January 1996. Mr. Burkle co-founded Yucaipa in 1986 and has served as director and Chairman of the Board of Food 4 Less Holdings, Inc. ("Food 4 Less") whose principal operating subsidiary is Ralphs Grocery Company, and Chairman of the Board and Chief Executive Officer of its predecessor, Food 4 Less Supermarkets, Inc. since 1987. Mr. Burkle has been a director and the Chief Executive Officer of Smith's Food & Drug Centers, Inc. ("Smith's") since May 1996 and was Chairman of the Board of Smitty's Supermarkets, Inc. ("Smitty's") from 1994 until its merger into Smith's in May 1996. Mr. Burkle also serves as a director of Kaufman and Broad Home Corporation. Before founding Yucaipa, Mr. Burkle held a number of supermarket executive positions and was a private investor in Southern California.

     ROBERT A. MARIANO -- Mr. Mariano has been the President and a director of the Company since March 1995 and Chief Executive Officer since January 1996. Mr. Mariano also served as Chief Operating Officer from March 1995 until January 1996. Mr. Mariano joined the Company in 1972 and was Senior Vice President of Marketing and Merchandising from 1994 to 1995, Senior Vice President of Perishable Merchandising from 1989 to 1994, Senior Vice President of Operations from 1987 to 1989, and held a number of managerial positions prior to 1987.

     DARREN W. KARST -- Mr. Karst joined the Company in March 1995 as Senior Vice President, Chief Financial Officer, Secretary and a director and was appointed Executive Vice President, Finance and Administration in March 1996. Mr. Karst joined Yucaipa in 1988 and has been a general partner since 1991. Prior to 1988, he was a manager at Ernst & Young LLP.

     ROBERT E. MCCOY -- Mr. McCoy has been Executive Vice President of Operations of the Company since 1996 and served as Senior Vice President of Operations from 1989 to 1996. Prior to that time, he was Vice President of Operations at Jewel, where he began his career in 1969.

     JOHN W. BOYLE -- Mr. Boyle has been Group Vice President -- Information Planning and Store Development of the Company since March 1996. Mr. Boyle joined the Company in January 1995 as Vice President -- Management Information Systems and became Vice President -- Administration in March 1995. Prior to joining the Company, Mr. Boyle had been employed as Vice President -- Information Systems at Food 4 Less Supermarkets, Inc. since 1993, and, before that, had been employed as a Senior Vice President at Thrifty Drugstores.

     ROBERT R. DIPIAZZA -- Mr. DiPiazza has been Group Vice
President -- Perishable Merchandising since March 1996, and, prior to that, had served as Vice President -- Produce Operations since 1990. Before 1990, Mr. DiPiazza held a number of other managerial positions at the Company.

     DONALD G. FITZGERALD -- Mr. Fitzgerald has been Group Vice
President -- Non-Perishable Merchandising and Logistics since March 1996. Prior to that time Mr. Fitzgerald had served as Vice President -- Grocery Merchandising since 1994, as a director of grocery merchandising from 1993 to 1994 and as director of grocery purchasing since 1990. Before 1990 Mr. Fitzgerald held several other managerial positions at the Company.

     DONALD S. ROSANOVA -- Mr. Rosanova has been Group Vice President -- Omni since March 1996, and, prior to that, had been Vice President -- Distribution and Transportation since 1992. Before 1992 Mr. Rosanova held several other managerial positions at the Company.

     HERBERT R. YOUNG -- Mr. Young has been Group Vice President -- Sales, Marketing and Advertising of the Company since March 1996 and served as Senior Vice President of Marketing from March 1995 to 1996. Prior to that time, Mr. Young was Senior Vice President and General Manager of Omni from 1994 to 1995 and was Senior Vice President of Marketing and Non-Perishable Merchandising from 1990 to 1994. Before joining the Company, he was Executive Vice President of Topco from 1986 to 1990.

     PETER P. COPSES -- Mr. Copses has served as a director of the Company since March 1995. Mr. Copses also has served as a director of Food 4 Less and Ralphs since 1995. Since 1990, Mr. Copses has been a limited partner of Apollo Advisors, L.P. which, together with an affiliate, serves as the managing general partner of Apollo Investment Fund, L.P., AIF II, L.P., and Apollo Investment Fund III, L.P., which are private securities investment funds, and of Lion Advisors, L.P., which acts as financial advisor to and representative for certain institutional investors with respect to securities investments. From March to September 1990, Mr. Copses was a Vice President in the investment banking department of Donaldson, Lufkin & Jenrette Securities Corporation. Prior to 1990, he was employed by Drexel Burnham Lambert Incorporated. Mr. Copses is a director of Family Restaurants, Inc. and Zale Corporation.

     LINDA MCLOUGHLIN FIGEL -- Ms. Figel has been a director of the Company since August 1996. Ms. Figel also has served as a director of Smith's since May 1996. She joined Yucaipa in 1989 and became a general partner in 1991. Prior to 1989, she was employed by Bankers Trust Company in its Structured Finance Group.

     PATRICK L. GRAHAM -- Mr. Graham has served as a director of the Company since March 1995. Mr. Graham has served as a director of Food 4 Less and Ralphs since 1995 and served as Vice President and a director of Smitty's from June 1994 until its merger with Smith's in May 1996. Mr. Graham joined Yucaipa as a general partner in 1993. Prior to that time he was a Managing Director in the corporate finance department of Libra Investments, Inc. from 1992 to 1993 and PaineWebber Inc. from 1990 to 1992. Prior to 1990, he was a Managing Director in the corporate finance department of Drexel Burnham Lambert Incorporated.

     DAVID B. KAPLAN -- Mr. Kaplan has served as a director of the Company since March 1995. Since 1991, Mr. Kaplan has been associated with and is a limited partner of Apollo Advisors, L.P. and Lion Advisors, L.P. Prior to 1991, Mr. Kaplan was a member of the corporate finance department of Donaldson, Lufkin & Jenrette Securities Corporation. Mr. Kaplan also serves as a director of PRI Holdings, Inc. and BDK Holdings, Inc.

     MARK A. RESNIK -- Mr. Resnik has served as a director of the Company since March 1995. Mr. Resnik co-founded Yucaipa in 1986, and has served as a director of Food 4 Less and Ralphs since 1995 and as a director and Vice President of its predecessor, Food 4 Less Supermarkets, Inc., since 1987. Mr. Resnik served as Vice President and a director of Smitty's from June 1994 until its merger with Smith's in May 1996. From 1986 until 1988, Mr. Resnik served as a director and Vice President of Jurgensen's.

     ANTONY P. RESSLER -- Mr. Ressler has served as a director of the Company since March 1995. In 1990, Mr. Ressler was one of the founding principals of Apollo Advisors, L.P. and Lion Advisors, L.P. Prior to 1990, Mr. Ressler was a Senior Vice President in the high yield bond department of Drexel Burnham Lambert Incorporated. Mr. Ressler is a director of Family Restaurants, Inc., United International Holdings, Vail Resorts, Inc. and PRI Holdings, Inc.

     All of the directors named above also serve on the board of directors of Dominick's.

SUMMARY COMPENSATION TABLE

     The following Summary Compensation Table sets forth information concerning the compensation of the Chief Executive Officer and the other four most highly compensated executive officers of the Company (the "Named Executive Officers"), whose total annual salary and bonus for the 52 weeks ended October 28, 1995 exceeded $100,000 for services rendered in all capacities to the Company and its subsidiaries for the same period.

                                                                                        LONG TERM
                                                                                     COMPENSATION(2)
                                                                                     ---------------
                                                                                       SECURITIES
                                                             ANNUAL COMPENSATION       UNDERLYING
                                           FISCAL YEAR       --------------------       OPTIONS/           ALL OTHER
    NAME AND PRINCIPAL POSITION(1)            ENDED          SALARY($)   BONUS($)        SARS(#)        COMPENSATION($)
    ------------------------------       ----------------    --------    --------    ---------------    ---------------
Ronald W. Burkle(3)(4)                   October 28, 1995    $     --    $     --             --         $          --
  Chairman                               October 29, 1994          --          --             --                    --
                                         October 30, 1993          --          --             --                    --
Robert A. Mariano(5)                     October 28, 1995    $334,159    $216,000        146,379         $3,463,718(6)(7)
  President and                          October 29, 1994     216,000     216,000             --             22,414(6)
  Chief Executive Officer                October 30, 1993     181,102      23,567             --             20,631(6)
Darren W. Karst(8)                       October 28, 1995    $151,570    $     --         73,189         $    1,671(9)
  Executive Vice President,              October 29, 1994          --          --             --                    --
  Finance and Administration,            October 30, 1993          --          --             --                    --
  Chief Financial Officer and Secretary
Robert E. McCoy                          October 28, 1995    $236,923    $216,000        146,379         $2,916,273(7)(9)
  Executive Vice President               October 29, 1994     216,000     216,000             --             14,484(7)
  of Operations                          October 30, 1993     176,094      21,945             --              3,777(7)
Herbert R. Young                         October 28, 1995    $225,617    $210,927        146,379         $2,923,026(7)(9)
  Group Vice President                   October 29, 1994     210,927     210,927             --             21,045(7)
  of Sales, Marketing and                October 30, 1993     204,783      17,021             --              7,620(7)
  Administration

------------------------------

(1) Does not include compensation with respect to those executive officers of the Predecessor Company whose employment was terminated at the time of the Acquisition and therefore did not become executive officers of the Company.

(2) Information for Messrs. Mariano, McCoy and Young excludes equity-based compensation of the Predecessor Company which was extinguished in connection with the Acquisition.

(3) Mr. Burkle provides services to the Company pursuant to the consulting agreement between Yucaipa and the Company. See "Certain Transactions." Pursuant to the consulting agreement, the Company paid Yucaipa $1.5 million in the 32 weeks ended October 28, 1995 for the services of Messrs. Burkle, Resnik, Graham and other Yucaipa personnel. Such payments to Yucaipa are not reflected in the table set forth above.

(4) Mr. Burkle served as Chairman and Chief Executive Officer from January 1995 to January 1996.

(5) Mr. Mariano was appointed President and Chief Operating Officer in March 1995 and was subsequently appointed Chief Executive Officer in January 1996.

(6) Includes (i) insurance premiums paid under senior management benefit plans,
    (ii) benefits paid under a senior management financial planning plan, (iii) profit sharing plan contributions made by the Company, (iv) other employee benefits and (v) for Mr. Mariano, interest forgiven on a promissory note. The respective amount paid for Messrs. Mariano, McCoy and Young, respectively, are as follows: (A) insurance premiums: $3,394, $2,612, $5,820 for 1995; $3,394, $2,612, $5,820 for 1994; none in 1993, (B) financial planning benefits: $0, $8,000, $8,000 for 1995; $0, $8,000, $8,000 for 1994;
    none in 1993, (C) forgiven interest: $2,633, $0, $0 for 1995; $12,014, $0,
    $0 for 1994; $12,014, $0, $0 for 1993, (D) profit sharing contributions:
    $3,288, $3,288, $3,288 for 1995; $2,824, $2,824, $2,824 for 1994; $4,690,
    $2,724, $3,162 for 1993; and (E) other benefits: $4,310, $913, $4,458 for
    1995; $4,182, $1,048, $4,401 for 1994; $3,927, $1,053, $4,458 for 1993.

(7) Includes the redemption for cash of all Predecessor Company SARs held by Messrs. Mariano, McCoy and Young at the time of the Acquisition in the amounts of $3,450,093, $2,901,460, and $2,901,460, respectively.

(8) Mr. Karst joined the Company as Senior Vice President, Chief Financial Officer and Secretary in March 1995 and was appointed Executive Vice President, Finance and Administration in March 1996.

(9) Includes employee benefits of $1,671.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company does not have a board committee performing the functions of a compensation committee. Ronald W. Burkle, the Chairman of the Board and Chief Executive Officer of the Company during fiscal 1995, and Robert A. Mariano, the President and Chief Operating Officer of the Company during fiscal 1995, made decisions with regard to executive officer compensation for fiscal 1995.

EMPLOYMENT AGREEMENTS

     Concurrently with the consummation of the Acquisition, Dominick's entered into new employment agreements with certain executive officers. All rights of such executive officers under their previous employment agreements, including all rights to receive severance benefits upon a change of control of Dominick's, terminated at the closing of the Acquisition in consideration of the new employment agreements described below.

     Mariano Employment Agreement. Dominick's and Mr. Mariano entered into a three-year employment agreement dated March 22, 1995 pursuant to which Mr. Mariano was employed as President and Chief Operating Officer (or such other offices as Dominick's board of directors may designate) at an annual base salary of $400,000 (subject to increases at the discretion of the board). In January 1996, the board of directors appointed Mr. Mariano to the office of Chief Executive Officer and raised his annual base salary to $500,000. If Dominick's meets certain financial targets determined by its board of directors, Mr. Mariano will also be entitled to receive an annual incentive bonus not to exceed 200% of his annual base salary. Mr. Mariano is eligible to participate in employee benefit plans generally made available by Dominick's to its executive officers. At the closing of the Acquisition, Mr. Mariano received a payment of $864,000 in consideration of the cancellation of certain rights under his prior employment agreement. Concurrently with the closing of the Acquisition, Mr. Mariano exchanged 1,200 shares of Dominick's common stock for 190,293 shares of Common Stock of the Company in a tax-deferred transaction. The employment agreement may be terminated by either party upon 30 days' notice for any reason, or immediately by Dominick's for cause. If during the term of the employment contract, Mr. Mariano resigns or his employment is terminated by Dominick's for any reason other than for cause, he will be entitled to receive a cash payment equal to three times his annual base salary, less $864,000, and maintenance at Dominicks's expense of medical, dental and other benefits for 24 months following such employment termination.

     McCoy Employment Agreement. Dominick's and Mr. McCoy entered into a three-year employment agreement dated March 22, 1995 pursuant to which Mr. McCoy was employed at an annual base salary of $250,000. In March 1996, the board of directors appointed Mr. McCoy to Executive Vice President of Operations and raised his annual base salary to $300,000. Mr. McCoy is also entitled to receive an annual incentive bonus, not to exceed 100% of base salary, if Dominick's meets certain financial targets determined by its board of directors. Mr. McCoy is entitled to participate in employee benefit plans generally made available by Dominick's to its executive officers. The employment agreement may be terminated by either Dominick's or Mr. McCoy upon 30 days' notice for any reason, or immediately by Dominick's for cause. In consideration of the cancellation of certain rights under his prior employment agreement, Mr. McCoy received a payment of $864,000 on March 22, 1996. If Mr. McCoy resigns or his employment is terminated by Dominick's other than for cause, he is entitled to receive the discounted present value of the aggregate base salary for the remaining term of the employment agreement less $864,000, plus the maximum bonus payable in the year of termination. Unless terminated for cause, Mr. McCoy is also entitled to continue to receive medical, dental and other employee benefits for the full three-year term of the employment agreement.

     Young Employment Agreement. Dominick's and Mr. Young entered into a three-year employment agreement dated March 22, 1995 pursuant to which Mr. Young is employed at an annual base salary of $225,000. Mr. Young is also entitled to receive an annual incentive bonus, not to exceed 100% of base salary, if Dominick's meets certain financial targets determined by its board of directors. Mr. Young is also entitled to participate in employee benefit plans generally made available by Dominick's to its executive officers. The employment agreement may be terminated by Dominick's or Mr. Young upon 30 days' notice for any reason, or immediately by Dominick's for cause. In consideration of the cancellation of certain rights under his prior employment agreement, Mr. Young received a payment of $843,708 on March 22, 1996. In the event Mr. Young resigns or is terminated other than for cause, he is entitled to receive the discounted present value of the aggregate base salary for the remaining term of the employment agreement less $843,708, plus the maximum bonus payable in the year of termination. Unless terminated for cause, Mr. Young will also continue to receive medical, dental and other employee benefits for the full three-year term of the employment agreement.

FORMER SENIOR MANAGEMENT LONG TERM INCENTIVE PLAN

     Prior to the consummation of the Acquisition, the Predecessor Company maintained a Senior Management Long Term Incentive Plan which awarded SARs to certain senior executives based upon the individual's length of tenure at the Predecessor Company and the annual performance of both the individual and the Predecessor Company. Prior to the consummation of the Acquisition, the Predecessor Company had approximately 20,800 SARs outstanding, which were held by 18 current and former officers of the Predecessor Company, including Messrs. Mariano, McCoy and Young.

     Concurrently with the consummation of the Acquisition, approximately $29.5 million of outstanding SARs were redeemed for cash. An additional $2.6 million of SARs payments that would otherwise have been payable upon consummation of the Acquisition were cancelled in exchange for the issuance of the Reinvestment Options (as defined). See "-- 1995 Stock Option Plan."

1995 STOCK OPTION PLAN

     On March 19, 1995, the Company adopted the 1995 Stock Option Plan (as amended, the "1995 Stock Option Plan"), designed to motivate certain executives to remain in the employ of the Company and to focus their efforts on long-term financial objectives. Under the 1995 Stock Option Plan, the Company may, from time to time, grant incentive stock options or nonqualifying options to officers and other key employees of the Company or its subsidiaries upon the terms, conditions and provisions of the 1995 Stock Option Plan. Options to purchase a total of 966,835 shares of Common Stock have been granted under the 1995 Stock Option Plan and the Company does not intend to grant any additional options thereunder. Concurrently with the consummation of the Acquisition, the Company granted each of Messrs. Mariano, McCoy and Young options with a term of ten years, exercisable for 146,379 shares of Common Stock representing an aggregate of 1% of the Common Stock and Class B Common Stock outstanding as of the consummation of the Acquisition. In the case of Mr. Mariano, such options vest 20% per year over five years beginning one year from the date of grant, with an exercise price equal to $6.83 per share. Messrs. McCoy and Young each received Reinvestment Options (as defined below) to purchase 97,591 shares of Common Stock at an exercise price of $1.71 per share which were fully vested and exercisable on the date of grant, and additional options to purchase 48,788 shares of Common Stock at an exercise price of $6.83 per share which vest 25% per year over four years beginning two years from the date of grant. Together, such options entitle each of Messrs. McCoy and Young to purchase 146,379 shares of Common Stock for an aggregate purchase price of $500,000.

     Upon the consummation of the Acquisition, options representing an aggregate of 2.6% of the total equity of the Company outstanding at such time were issued to holders of SARs in exchange for the cancellation of approximately $2.6 million of the SARs payments which would otherwise have been payable upon consummation of the Acquisition (the "Reinvestment Options"). The value of the SARs payments cancelled were credited against the exercise price for each Reinvestment Option. The Reinvestment Options were fully vested upon issuance and are immediately exercisable.

1996 EQUITY PARTICIPATION PLAN

     Prior to the consummation of the Offering, it is anticipated that the Company will adopt the 1996 Equity Participation Plan (the "1996 Equity Participation Plan") to enable key executive officers, other key employees, independent directors and consultants of the Company to participate in the ownership of the Company. The 1996 Equity Participation Plan is designed to attract and retain executive officers, other key employees, independent directors and consultants of the Company and to provide incentives to such persons to maximize the Company's cash flow available for distribution. The 1996 Equity Participation Plan provides for the award to executive officers, other key employees, independent directors and consultants of the Company of a broad variety of stock-based compensation alternatives such as nonqualified stock options, incentive stock options, restricted stock, stock appreciation rights, performance awards, dividend equivalents and stock payments and provides for the grant to executive officers, other key employees, independent directors and consultants of nonqualified stock options. Awards under the 1996 Equity Participation Plan may provide participants with rights to acquire shares of Common Stock.

     The 1996 Equity Participation Plan will be administered by the Board of Directors (or a Compensation Committee which the Board of Directors may establish), which is authorized to select from among the eligible participants the individuals to whom options, restricted stock purchase rights, stock appreciation rights, performance awards, dividend equivalents and stock payments are to be granted and to determine the number of shares to be subject thereto and the terms and conditions thereof. The members of the Board of Directors (or Compensation Committee, if any) who are not affiliated with the Company will select from among the eligible participants the individuals to whom nonqualified stock options are to be granted, except as set forth below, and will determine the number of shares to be subject thereto and the terms and conditions thereof. The Board of Directors (or Compensation Committee, if any) is also authorized to adopt, amend and rescind rules relating to the administration of the 1996 Stock Option Plan.

     Nonqualified Stock Options will provide for the right to purchase Common Stock at a specified price which may be less than fair market value on the date of grant (but not less than par value), and usually will become exercisable in installments after the grant date. Nonqualified stock options may be granted for any reasonable term.

     Incentive Stock Options will be designed to comply with the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and will be subject to restrictions contained in the Code, including exercise prices equal to at least 100% of the fair market value of Common Stock on the grant date and a ten year restriction on their term, but may be subsequently modified to disqualify them from treatment as an incentive stock option.

     Restricted Stock may be sold to participants at various prices (but not below par value) and made subject to such restrictions as may be determined by the Board of Directors (or Compensation Committee, if any). Restricted stock, typically, may be repurchased by the Company at the original purchase price if the conditions or restrictions are not met. In general, restricted stock may not be sold, or otherwise transferred or hypothecated, until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will receive dividends prior to the time when the restrictions lapse.

     Stock Appreciation Rights may be granted in connection with stock options or other awards, or separately. SARs granted by the Board of Directors (or Compensation Committee, if any) in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of the Common Stock over the exercise price of the related option or other awards, but alternatively may be based upon criteria such as book value. Except as required by Section 162(m) of the Code with respect to an SAR intended to qualify as performance-based compensation as described in Section 162(m)(4)(C) of the Code, there are no restrictions specified in the 1996 Equity Participation Plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by the Board of Directors (or Compensation Committee, if any) in the SAR agreements. The Board of Directors (or Compensation Committee, if any) may elect to pay SARs in cash or in Common Stock or in a combination of both.

     Performance Awards may be granted by the Board of Directors (or Compensation Committee, if any) on an individual or group basis. Generally, these awards will be based upon specific agreements and may be paid in cash or in Common Stock. Performance awards may include "phantom" stock awards that provide for payments based upon increases in the price of the Common Stock over a predetermined period. Performance awards may also include bonuses which may be granted by the Board of Directors (or Compensation Committee, if any) on an individual or group basis and which my be payable in cash or in Common Stock or in a combination of cash and Common Stock.

     Dividend Equivalents represent the value of the dividends per share paid by the Company, calculated with reference to the number of shares covered by the stock options, SARs or other awards held by the participant.

     Stock Payments may be authorized by the Board of Directors (or Compensation Committee, if any) in the form of shares of Common Stock or an option or other right to purchase Common Stock as part of a deferred compensation arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the key employee or consultant.

     A maximum of 1,000,000 shares will be reserved for issuance under the 1996 Equity Participation Plan.

OPTION GRANTS TABLE
     The following Option Grants Table sets forth, as to the Named Executive Officers, certain information relating to stock options granted during the fiscal year ended October 28, 1995.

                                             INDIVIDUAL GRANTS
                       -------------------------------------------------------------    POTENTIAL REALIZABLE VALUE AT
                        NUMBER OF     % OF TOTAL                  MARKET                   ASSUMED ANNUAL RATES OF
                       SECURITIES       OPTIONS                   PRICE                    STOCK PRICE APPRECIATION
                       UNDERLYING     GRANTED TO     EXERCISE OR    ON                       FOR OPTION TERM (4)
                         OPTIONS     EMPLOYEES IN    BASE PRICE   GRANT   EXPIRATION  ----------------------------------
         NAME          GRANTED (#)  FISCAL YEAR (1)   ($/SHARE)    DATE    DATE (2)   0% ($)(3)     5% ($)     10% ($)
                       -----------  ---------------  -----------  ------  ----------  ----------   --------   ----------
Ronald W. Burkle......        --            --             --        --         --           --          --           --
Robert A. Mariano.....   146,379         15.4%          $6.83     $6.83     3/2005           --    $628,895   $1,593,742
Darren W. Karst.......    73,190          7.7%           6.83      6.83     3/2005           --     314,447      796,871
Robert E. McCoy.......    97,591         10.3%           1.71      6.83     3/2005     $500,000     919,309    1,562,573
                          48,788          5.1%           6.83      6.83     3/2005           --     209,610      531,194
Herbert R. Young......    97,591         10.3%           1.71      6.83     3/2005      500,000     919,309    1,562,573
                          48,788          5.1%           6.83      6.83     3/2005           --     209,610      531,194

------------------------------
(1) The total number of shares of Common Stock subject to options granted to employees in the fiscal year ended October 28, 1995 was 950,379.
(2) Options may terminate before their expiration date if the optionee's status as an employee or consultant is terminated or upon such optionee's death.
(3) Based upon the market price (i.e., fair market value) of the Common Stock on the grant date. In the case of Messrs. McCoy and Young, such value relates to Reinvestment Options issued at the date of Acquisition in lieu of their respective SAR cancellation payments. See "-- 1995 Stock Option Plan."
(4) The 5% and 10% assumed annual compound rates of stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future Common Stock prices. There can be no assurance that the amounts reflected in this table will be achieved.

YEAR-END OPTION VALUE TABLE

     No Named Executive Officer exercised stock options during the fiscal year ended October 28, 1995. The following table sets forth certain information concerning the number of stock options held by the Named Executive Officers as of October 28, 1995, and the value (based on the fair market value of a share of stock at fiscal year-end) of in-the-money options outstanding as of such date.

                                                             NUMBER OF                   VALUE OF UNEXERCISED
                                                        UNEXERCISED OPTIONS              IN-THE-MONEY OPTIONS
                                                        AT OCTOBER 28, 1995             AT OCTOBER 28, 1995(1)
                                                   -----------------------------     -----------------------------
                      NAME                         EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
                                                   -----------     -------------     -----------     -------------
Ronald W. Burkle.................................         --               --                --              --
Robert A. Mariano................................     29,276          117,103                --              --
Darren W. Karst..................................     14,638           58,552                --              --
Robert E. McCoy..................................     97,591           48,788         $ 500,000              --
Herbert R. Young.................................     97,591           48,788         $ 500,000              --

------------------------------
(1) Value is based upon the fair market value of the Common Stock at October 28, 1995 minus the exercise price (the "Fair Market Value"). Fair Market Value has been determined in good faith by the Board of Directors.

SENIOR MANAGEMENT SHORT TERM DISABILITY PLAN

     The Company maintains a Short Term Disability Plan ("STD Plan") for its senior management. Under the STD Plan, an eligible employee who is disabled will receive payments equal to either 66.67% or 100% of base salary, depending upon the length of service with the Company, for a period of up to 26 weeks. An eligible employee is considered disabled if, as a result of injury, covered illness or pregnancy, the employee is unable to perform the duties of the officer's regular occupation.

SENIOR MANAGEMENT LONG TERM DISABILITY PLAN

     The Company maintains a Long Term Disability Plan ("LTD Plan") for its senior management, which is designed to provide salary continuation beyond the coverage extended through the STD Plan. Under the LTD Plan, an eligible employee who is disabled for 180 days will receive monthly payments equal to 60% of the employee's monthly earnings (base salary plus bonus), not to exceed a maximum of $30,000 per month, for the benefit duration specified in the LTD Plan. An eligible employee is considered disabled if, as a result of injury or illness for which the employee is under a doctor's care, the employee cannot perform all of the material and substantial duties of the employee's regular occupation.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The Company's outstanding common equity consists of Common Stock and Class B Common Stock (together, the "Company Common Stock"). Except as otherwise described herein, all shares of Common Stock and Class B Common Stock are identical and entitle the holders thereof to the same rights and privileges (except with respect to voting privileges). Holders of Class B Common Stock may elect at any time to convert any or all of such shares into Common Stock, on a share-for-share basis, to the extent the holder thereof is not prohibited from owning additional voting securities by virtue of regulatory restrictions. The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders of the Company. Except as required by law, holders of Class B Common Stock do not have the right to vote on any matters to be voted upon by the stockholders.


     The following table sets forth, as of October 1, 1996, the ownership of Company Common Stock by (i) each person known by the Company to be the owner of 5% or more of the Company Common Stock, (ii) by each person who is a director or Named Executive Officer of the Company, (iii) by all directors and executive officers of the Company as a group and (iv) by each Selling Stockholder.


                                               BENEFICIAL OWNERSHIP                         BENEFICIAL OWNERSHIP
                                               PRIOR TO OFFERING(1)        NUMBER OF           AFTER OFFERING
                                              -----------------------        SHARES        -----------------------
                                              NUMBER OF                      BEING         NUMBER OF
                                               SHARES        PERCENT        OFFERED         SHARES        PERCENT
                                              ---------      --------      ----------      ---------      --------
DIRECTORS, OFFICERS AND 5% STOCKHOLDERS:
Yucaipa and affiliates:
  Yucaipa Blackhawk Partners, L.P. ........   2,018,106         13.1%             --       2,018,106         9.4%
  Yucaipa Chicago Partners, L.P. ..........     253,470          1.6              --         253,470         1.2
  Yucaipa Dominick's Partners, L.P. .......     663,333          4.3              --         663,333         3.1
  The Yucaipa Companies(2).................          --           --              --              --          --
  Yucaipa Management L.L.C.(3).............          --           --              --              --          --
  Ronald W. Burkle(4)......................   2,934,909         19.0              --       2,934,909        13.7
  Linda McLoughlin Figel(2)(5).............          --           --              --              --          --
  Patrick L. Graham(2)(6)..................          --           --              --              --          --
  Darren W. Karst(2)(7)....................      14,637            *              --          14,367           *
  Mark A. Resnik(2)(8).....................          --           --              --              --          --
         Total.............................   2,949,546         19.0              --       2,949,546        13.8
Robert A. Mariano(9).......................     219,568          1.4              --         219,568         1.0
Robert E. McCoy(10)........................      97,591            *              --          97,591           *
Herbert R. Young(11).......................      97,591            *              --          97,591           *
Apollo and affiliates:
  Peter P. Copses(12)......................   5,855,181         37.9              --       5,855,181        13.7
  David B. Kaplan(12)......................   5,855,181         37.9              --       5,855,181        13.7
  Antony P. Ressler(12)....................   5,855,181         37.9              --       5,855,181        13.7
  Apollo Investment Fund, L.P. ............   2,927,591         18.9              --       2,927,591        13.7
  Apollo Investment Fund III, L.P. ........   2,668,412         17.3              --       2,668,412        12.5
  Apollo Overseas Partners III, L.P. ......     160,036          1.0              --         160,036           *
  Apollo (U.K.) Partners III, L.P. ........      99,142            *              --          99,142           *
         Total (13)........................   5,855,181         37.9              --       5,855,181        27.4
BT Investment Partners, Inc.(14)(15).......   1,332,054          8.6         107,354       1,224,700         5.7
Bankers Trust New York
  Corporation(14)(15)......................     193,733          1.3          15,613         178,120           *
Chase Equity Associates, L.P.(15)(16)......   2,272,996         14.7         183,187       2,089,809         9.8
All directors and executive officers as a
  group (15 persons).......................   9,219,477         58.7              --       9,219,477        42.7
OTHER SELLING STOCKHOLDERS(17):
Bahrain International Bank, E.C. ..........     585,518          3.8%         47,189         538,329         2.5%
BHF-Bank Aktiengesellschaft(18)............      15,647            *           1,261          14,386           *
Continental Casualty Company(18)...........      15,647            *           1,261          14,386           *
Crescent/Mach I Partners, L.P.(19).........     235,216          1.4          18,957         216,259         1.0
Crescent Shared Opportunity Fund(20).......      36,594            *           2,949          33,645           *
FSC Corporation(18)........................      15,647            *           1,261          14,386           *
Indosuez Dominick's Partners...............     878,277          5.7          70,783         807,494         3.8
International Nederlanden (US) Capital
  Corp.(18)................................      15,647            *           1,261          14,386           *
Midland Montagu Private Equity Inc.(18)....     607,050          3.9          48,924         558,126         2.6

------------------------------

  *  Less than 1.0%.

 (1) Except as otherwise indicated, each beneficial owner has the sole power to vote, as applicable, and to dispose of all shares of Company Common Stock owned by such beneficial owner.

 (2) Share amounts and percentages for Yucaipa do not include shares issuable upon exercise of the Yucaipa Warrant, which will become exercisable upon consummation of the Offering and will entitle Yucaipa to purchase 3,874,492 shares of Common Stock (less a number of shares equal to the aggregate exercise price, if exercised on a cashless basis) at an exercise price of $20.73 per share. See "Description of Capital Stock -- Yucaipa Warrant." Yucaipa is controlled by Ronald W. Burkle. The address of Yucaipa is 10000 Santa Monica Blvd., Los Angeles, California 90067. Ms. Figel and Messrs. Graham, Karst and Resnik disclaim beneficial ownership of any shares of Common Stock issuable upon exercise of the Yucaipa Warrant.

 (3) Yucaipa Management L.L.C. is a Delaware limited liability company controlled by Ronald W. Burkle. Yucaipa Management L.L.C. is the sole general partner of Yucaipa Blackhawk Partners, L.P., Yucaipa Chicago Partners, L.P., and Yucaipa Dominick's Partners, L.P., which own 2,018,106, 253,470 and 663,333 shares of Common Stock, respectively. The foregoing limited partnerships are parties to the Stockholders Agreement with certain other stockholders which gives Yucaipa Management L.L.C. the right to elect a majority of the directors of the Company. See "Description of Capital Stock -- Stockholders Agreements." Certain of the limited partners of Yucaipa Chicago Partners, L.P. are employees of Donaldson, Lufkin & Jenrette Securities Corporation and its affiliates. In the aggregate, the proportionate ownership of such employees represents less than 1% of the outstanding Common Stock.

 (4) Represents shares owned by Yucaipa Blackhawk Partners, L.P., Yucaipa Chicago Partners, L.P., and Yucaipa Dominick's Partners, L.P. These entities are affiliated partnerships controlled indirectly by Ronald W. Burkle. Mr. Burkle is the controlling general partner of The Yucaipa Companies and the controlling managing member of Yucaipa Management L.L.C. See notes (2) and (3).


 (5) Ms. Figel is a general partner of The Yucaipa Companies and a limited partner of Yucaipa Blackhawk Partners, L.P. and Yucaipa Dominick's Partners, L.P. See notes (2) and (3).



 (6) Mr. Graham is a general partner of The Yucaipa Companies and a limited partner of Yucaipa Blackhawk Partners, L.P. and Yucaipa Dominick's Partners, L.P. See notes (2) and (3).


 (7) Excludes options for 58,552 shares which are not exercisable within 60 days. Mr. Karst is a general partner of The Yucaipa Companies and a limited partner of Yucaipa Blackhawk Partners, L.P. See notes (2) and (3).

 (8) Mr. Resnik is a general partner of The Yucaipa Companies, a member of Yucaipa Management L.L.C. and a limited partner of Yucaipa Blackhawk Partners, L.P. See notes (2) and (3).

 (9) Excludes options for 117,103 shares which are not exercisable within 60 days.

(10) Excludes options for 48,788 shares which are not exercisable within 60 days.

(11) Excludes options for 48,788 shares which are not exercisable within 60 days.

(12) The shares reported for each of Messrs. Copses, Kaplan and Ressler are beneficially owned by Apollo Investment Fund, L.P., Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P. or Apollo (U.K.) Partners III, L.P. (collectively, the "Apollo Funds"). Messrs. Copses, Kaplan and Ressler are associated with Apollo Advisors, L.P. and Apollo Advisors II, L.P., (collectively, "Advisors"), the managing general partners of the Apollo Funds. See "Management." Messrs. Copses, Kaplan and Ressler disclaim beneficial ownership of the Common Stock and the Class B Common Stock held by the Apollo Funds.

(13) The address of Advisors is 2 Manhattanville Road, Purchase, New York 10577.

(14) The address of BT Investment Partners, Inc. and Bankers Trust New York Corporation is 130 Liberty Street, New York, New York 10006. Bankers Trust New York Corporation is an affiliate of BT Investment Partners, Inc. Affiliates of Bankers Trust New York Corporation and BT Investment Partners, Inc. are administrative agent, co-arranger and lenders under the Old Credit Facility and will be administrative agent, co-arranger and lenders under the New Credit Facility and have provided financial advisory, investment banking or banking services to the Company and its affiliates from time to time.

(15) Consists of shares of Class B Common Stock. The holder disclaims beneficial ownership of shares of Common Stock issuable upon conversion of such Class B Common Stock.


(16) The address of Chase Equity Associates, L.P. is 380 Madison Avenue, New York, New York 10017. Affiliates of Chase Equity Associates, L.P. are co-arranger and lenders under the Old Credit Facility and will be syndication agent, co-arranger and lenders under the New Credit Facility and have provided financial advisory, investment banking or banking services to the Company and its affiliates from time to time.


(17) All shares held by the Other Selling Stockholders (other than Crescent Shared Opportunity Fund and Crescent/Mach I Partners, L.P.) are Class B Common Stock. All such shares being sold pursuant to this Offering will be converted to Common Stock when sold.

(18) Such Selling Stockholder, or an affiliate thereof, acted as a lender to the Company under the Senior Subordinated Credit Facility entered in connection with the Acquisition.

(19) The shares of Common Stock are held beneficially by Crescent/MACH I Partners, L.P. (the "Partnership") and TCW Asset Management Company ("TAMCO"), as Portfolio Manager, pursuant to a Management Agreement dated as of December 17, 1993, as amended. The TCW Group, Inc. owns 100% of the stock of TAMCO. The Portfolio Manager of the Partnership controls the investment decisions and voting of the shares of Common Stock beneficially owned by The TCW Group, Inc.

(20) The shares of Common Stock are held beneficially by TCW Shared Opportunity Fund II, L.P. (the "Fund") and TCW Investment Management Company ("TIMCO"), as Investment Manager pursuant to an Amended Investment Management Agreement dated as of October 31, 1995. The TCW Group, Inc. owns 100% of the stock of TIMCO. The Investment Manager of the Fund controls the investment decisions and voting of the shares of Common Stock beneficially owned by The TCW Group, Inc.

                              CERTAIN TRANSACTIONS

YUCAIPA CONSULTING AGREEMENT

     On March 22, 1995, the Company and Dominick's entered into a five-year consulting agreement (the "Consulting Agreement") with Yucaipa for certain management and financial advisory services to be provided to the Company and its subsidiaries. The services of Messrs. Burkle, Resnik and Graham and Ms. Figel, acting in their capacities as directors and/or officers, and the services of other Yucaipa personnel are provided to the Company, Dominick's and their respective subsidiaries pursuant to the Consulting Agreement. See "Management." Messrs. Burkle, Resnik and Graham and Ms. Figel, together with Mr. Karst, are general partners of Yucaipa. The Consulting Agreement provided for the payment to Yucaipa of annual management fees in an amount equal to two percent (2.0%) of Dominick's EBITDA (defined in the Consulting Agreement as net income (or loss) of Dominick's and its subsidiaries on a consolidated basis, determined in accordance with generally accepted accounting principles, excluding (i) all net extraordinary gains or losses, (ii) total interest expense of Dominick's and its subsidiaries on a consolidated basis, (iii) provisions for taxes based on income, (iv) total depreciation expense, (v) total amortization expense, (vi) LIFO provision, and (vii) other non-cash items reducing net income and other non-cash items increasing net income), plus reimbursement of out-of-pocket expenses. In connection with the Offering the Company will pay $10.5 million to Yucaipa to terminate its obligations under the Consulting Agreement. Pursuant to the Consulting Agreement, Yucaipa received a fee of $14.0 million for consulting and other services provided in connection with the Acquisition. Fees paid or accrued under the Consulting Agreement in connection with management services were approximately $1.5 million during the 32 weeks ended October 28, 1995 and $2.0 million during the 40 weeks ended August 3, 1996.

MANAGEMENT AGREEMENT

     In order to obtain future services from Yucaipa, the Company and Dominick's will enter into a five-year management agreement (the "Management Agreement") with Yucaipa upon the consummation of the Offering. In light of the reduced levels of services anticipated following the consummation of the Offering, the Management Agreement will provide for the payment of an annual fee to Yucaipa in the amount of $1.0 million per year. In addition, the Company may retain Yucaipa in an advisory capacity in connection with certain acquisition or sale transactions, in which case the Company will pay Yucaipa an advisory fee equal to one percent (1.0%) of the transaction value. The term of the agreement will be automatically renewed on April 1 of each year for a five-year term unless 90 days' notice is given by either party. The Management Agreement may be terminated at any time by the Company upon 90 days' written notice, provided that Yucaipa will be entitled to full payment of the annual fee under the agreement for the remaining term thereof, unless the Company terminates for cause pursuant to the terms of the agreement. Yucaipa may terminate the agreement if the Company fails to make a payment due thereunder, or upon a Change of Control (as generally defined in the Management Agreement to include certain mergers and asset sales, and acquisitions of beneficial ownership of greater than 51% of the Company's outstanding voting securities by persons other than Yucaipa). Upon any such termination, Yucaipa will be entitled to full payment of the annual fee for the remaining term of the agreement.

ACQUISITION-RELATED TRANSACTIONS

     In connection with the Acquisition, the Company issued the Yucaipa Warrant entitling Yucaipa to purchase up to 3,874,492 shares of Common Stock at an exercise price of $20.73 per share. See "Description of Capital Stock -- Yucaipa Warrant."

     Pursuant to the terms of certain Management Stock Exchange Agreements dated March 22, 1995, the Company exchanged 190,293 shares of Common Stock (with an aggregate value at such date of $1,300,000) for shares of restricted common stock of Dominick's with an equivalent value held by Robert Mariano, the Company's President and Chief Executive Officer, and exchanged 157,346 shares of Common Stock (with an aggregate value at such date of $1,075,000) for shares of restricted common stock of Dominick's with an equivalent value held by three other management employees of the Company.

     Concurrently with the consummation of the Acquisition, the Company redeemed for cash approximately $29.5 million of outstanding SARS of Dominick's held by 18 officers of Dominick's, including Messrs. Mariano, McCoy and Young. In connection with such redemption transactions, Messrs. Mariano, McCoy and Young received $3,450,093, $2,901,460 and $2,901,460, respectively. In addition, an additional $2.6 million of SARS payments that would otherwise have been payable upon consummation of the Acquisition were cancelled in exchange for the issuance by the Company of Reinvestment Options (as defined), including 97,591 such options issued to each of Messrs. McCoy and Young, exercisable for Common Stock at a price of $1.71 per share. See "Management -- 1995 Stock Option Plan."

                          DESCRIPTION OF CAPITAL STOCK
GENERAL MATTERS


     The total amount of authorized capital stock of the Company consists of 50 million shares of Common Stock, par value $0.01 per share, 10 million shares of Non-Voting Common Stock, par value $0.01 per share (the "Non-Voting Common Stock"), 8.5 million shares of which will be designated as Class B Common Stock, and 4 million shares of preferred stock, par value $0.01 per share (the "Preferred Stock"). Upon completion of the Offering and the application of the net proceeds therefrom, 13,404,009 shares of Common Stock will be issued and outstanding, 7,955,026 shares of Class B Common Stock will be issued and outstanding, and no shares of Preferred Stock will be outstanding. The discussion herein describes the Company's capital stock, the Amended and Restated Certificate of Incorporation and Bylaws which will be in effect upon consummation of the Offering. The following summary of certain provisions of the Company's capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, the Amended and Restated Certificate of Incorporation and the Bylaws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.


COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share of Common Stock on all matters submitted to a vote of stockholders. There are no cumulative voting rights. As of October 1, 1996, there were 7,024,654 shares of Common Stock outstanding held by 43 holders of record. The issued and outstanding shares of Common Stock are, and the shares of Common Stock being offered will, upon payment therefor, be validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any Preferred Stock, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board may from time to time determine. See "Dividend Policy."


     The shares of Common Stock are not redeemable or convertible, and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata, along with the holders of Non-Voting Common Stock, the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding.



     The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "DFF," subject to official notice of issuance. The Company has also applied to list the Common Stock on the Chicago Stock Exchange.


     The transfer agent and registrar for the Common Stock will be First Chicago Trust Company of New York.


NON-VOTING COMMON STOCK



     The Board may, without further action by the Company's stockholders, from time to time, direct the issuance of shares of Non-Voting Common Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series, including, without limitation, rights in respect of dividends, conversion or exchange rights and rights upon the liquidation, dissolution or winding up of the Company.

Satisfaction of any dividend preferences, if any, of outstanding shares of Non-Voting Common Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of Non-Voting Common Stock will not be entitled to vote on matters submitted to a vote of stockholders, except as may be required by law. Upon consummation of the Offering, the only designated series of Non-Voting Common Stock will be the Class B Common Stock, which does not have any preference over the Common Stock.


  Class B Common Stock


     Unless otherwise required by law, holders of the Class B Common Stock are not entitled to vote on matters submitted to a vote of stockholders of the Company, including the election of directors. Holders of Class B Common Stock may elect at any time to convert any or all of such shares into Common Stock, on a share-for-share basis, provided that, subject to certain exceptions, shares of Class B Common Stock beneficially owned by a bank holding company or an affiliate of a bank holding company may not be converted into shares of Common Stock if immediately after such conversion such holder and its affiliates would own more than 4.9% of any class of voting securities of the Company.


     As of October 1, 1996, there were 8,434,381 shares of Class B Common Stock outstanding held by 14 holders of record. The issued and outstanding shares of Class B Common Stock are validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any Preferred Stock, the holders of outstanding shares of Class B Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board may from time to time determine. See "Dividend Policy."

     The shares of Class B Common Stock are not redeemable or convertible other than into shares of Common Stock, and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Class B Common Stock are entitled to receive pro rata, along with the holders of Common Stock, the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding.


     The Amended and Restated Certificate of Incorporation provides that the Company may not effect a stock split (whether by dividend or otherwise), reverse stock split, reclassification or other similar event with respect to the Common Stock unless it effects at the same time an identical stock split, reverse stock split, reclassification or other similar event with respect to the Class B Common Stock. Subject to certain exceptions, the approval of the holders of at least 66 2/3% of the outstanding shares of Class B Common Stock, voting as a separate class, is required for any capital reorganization or other reclassification of the capital stock of the Company, any merger or consolidation of the Company, or any sale of all or substantially all the Company's assets, if as a result of any of the foregoing holders of shares of Class B Common Stock would receive, or such shares would be converted into or exchanged for, consideration which is different on a per share basis than the consideration received with respect to or in exchange for or on conversion of shares of Common Stock or would otherwise be treated differently on a per share basis from shares of Common Stock in connection with such transaction.


PREFERRED STOCK

     The Board may, without further action by the Company's stockholders, from time to time, direct the issuance of additional shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management.

The Board, without stockholder approval, may issue shares of Preferred Stock with voting and conversion rights which could adversely affect the holders of shares of Common Stock. Upon consummation of the Offering and the application of the net proceeds therefrom, there will be no shares of Preferred Stock outstanding, and the Company currently has no present intention to issue any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS

     The Amended and Restated Certificate of Incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The Amended and Restated Certificate of Incorporation and the Bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the Board of Directors or by the Chief Executive Officer of the Company or by the holders of a majority of the outstanding Common Stock.

     The Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders of the Company, including proposed nominations of persons for election to the Board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to the Company's Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Pursuant to the Bylaws, stockholder action may only be taken at a meeting of the stockholders and may not be effected by written consent without a meeting. Although the Bylaws do not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

SECTION 203 OF DELAWARE LAW

     Following the consummation of the Offering, the Company will be subject to the "business combination" provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly-held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless (i) the transaction in which the person became an "interested stockholder" or the business combination is approved by the Board of Directors prior to the date the interested stockholder obtained such status, (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or (iii) on or subsequent to such date the "business combination" is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Amended and Restated Certificate of Incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, the Amended and Restated

Certificate of Incorporation provides that the Company shall indemnify directors and officers of the Company to the fullest extent permitted by such law.

STOCKHOLDERS AGREEMENTS

     Under the terms of the Stockholders Agreement entered into by the Company, certain affiliates of Yucaipa and Apollo and certain other stockholders of the Company, Yucaipa is entitled to nominate six directors to the Board of Directors and the board of directors of Dominick's. Yucaipa's right to nominate members to such boards of directors will be reduced by three if Mr. Burkle ceases for any reason to beneficially own at least 33 1/3% of the shares beneficially owned by Yucaipa on the date of the Acquisition and shall terminate if Mr. Burkle ceases for any reason (including death) to beneficially own at least 25% of the shares beneficially owned by Yucaipa on such date. The Stockholders Agreement entitles Apollo to nominate three directors to the Board of Directors and the board of directors of Dominick's. Apollo's right to nominate members to such boards of directors will be reduced by one if Apollo ceases to beneficially own at least 33 1/3% of the shares beneficially owned by Apollo on the date of the Acquisition and shall terminate if Apollo ceases to beneficially own at least 25% of the shares beneficially owned by Apollo on such date. If Apollo ceases to own at least 25% of the shares beneficially owned by Apollo on the date of the Acquisition and the parties to the Stockholders Agreement other than Apollo beneficially own at least 33 1/3% of the shares of Common Stock beneficially owned by such stockholders on the date of the Acquisition, Yucaipa will be entitled to nominate an additional member to the Board of Directors and the board of directors of Dominick's. Notwithstanding the foregoing, however, Apollo may assign its rights to nominate two directors to a transferee (other than an affiliate of Yucaipa) acquiring at least 66 2/3% of the shares held by Apollo on the date of the Acquisition. The Stockholders Agreement provides that the parties thereto shall vote their shares and take all actions otherwise necessary to ensure the election to such boards of the Yucaipa nominees and the Apollo nominees. The Yucaipa nominees to such boards are Messrs. Burkle, Resnik, Karst, Graham and Mariano and Ms. Figel. The Apollo nominees are Messrs. Copses, Kaplan and Ressler. In addition, Apollo and certain other stockholders will have the right to participate in any bona fide transfer of the pecuniary interests in Common Stock beneficially owned by Yucaipa and its affiliates. In certain circumstances, Yucaipa will have the right to compel the participation of Apollo and other stockholders in sales of all the outstanding shares of Company stock. As of the date of the Acquisition, Yucaipa and its affiliates beneficially owned an aggregate of 2,934,909 shares of Company capital stock and Apollo and its affiliates owned an aggregate of 5,855,181 shares of Company capital stock. Following the consummation of the Offering, affiliates of Yucaipa and Apollo will beneficially own approximately 13.8% and 27.4%, respectively, of the outstanding Common Stock, representing an equivalent percentage of the total voting power of the Company (assuming conversion by Apollo of 2,455,224 shares of Class B Common Stock into Common Stock).

     Each member of management of the Company holding shares of Common Stock, Reinvestment Options or other Company stock options (collectively, the "Management Stockholders") executed a management stockholders agreement with the Company (collectively, the "Management Stockholders Agreements"). The Management Stockholders Agreements generally provide the Company with a right of first refusal in the event of proposed sales of Common Stock acquired by the Management Stockholders upon the exercise of stock options and an option, exercisable following any termination for cause of a Management Stockholder's employment or if the Management Stockholder commences employment with a competitor, to repurchase at Fair Market Value (as defined in the Management Stockholders Agreements) any Common Stock acquired by such Management Stockholder upon the exercise of Company stock options. Each Management Stockholders Agreement contains certain rights of the Management Stockholders to participate in sales by Yucaipa of Common Stock and certain obligations of the Management Stockholders to sell their Common Stock in the case of a sale for cash of all outstanding Common Stock. Finally, the Management Stockholders are required to vote their Common Stock to elect to the Board of Directors the directors nominated by Yucaipa and Apollo. The Management Stockholders Agreements, and all rights and obligations of the Management Stockholders thereunder described above, will terminate following the Offering.

YUCAIPA WARRANT

     Upon the closing of the Acquisition, the Company issued to Yucaipa a warrant to purchase shares of Common Stock (the "Yucaipa Warrant"). The Yucaipa Warrant will become exercisable at the election of Yucaipa upon the consummation of the Offering at an exercise price of $20.73 per share. If not exercised, the Yucaipa Warrant will expire on March 22, 2000; provided, however, that if on such date certain financial performance requirements are satisfied, the expiration date will be extended to March 22, 2002 and, in such case, the exercise price is increased daily at a rate of 25% per annum. The Yucaipa Warrant may be exercised for cash or on a cashless basis. Pursuant to the cashless exercise provisions of the Yucaipa Warrant, upon exercise in full Yucaipa would be entitled to receive a number of shares equal to the difference between 3,874,492 shares and that number of shares having a market value as of the exercise date equal to $80.3 million (i.e., the aggregate exercise price).

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have outstanding 21,359,035 shares of Common Stock and Class B Common Stock. All of the shares sold in this Offering will be freely tradeable by persons other than affiliates of the Company.

RULE 144

     In general, Rule 144, as currently in effect, provides that a person (or persons whose sales are aggregated) who is an affiliate of the Company or who has beneficially owned shares which are issued and sold in reliance upon certain exemptions from registration under the Securities Act ("Restricted Shares") for at least two years is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent (1%) of the then outstanding shares of Common Stock (beginning on the 91st day immediately after this Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the filing of a notice of intent to sell. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. However, a person who is not deemed to have been an "affiliate" of the Company at any time during the three months preceding a sale, and who has beneficially owned Restricted Shares for at least three years, would be entitled to sell such shares under Rule 144 without regard to volume limitations, manner-of-sale provisions, notice requirements or the availability of current public information about the Company. If a proposed amendment to Rule 144 is adopted, the two- and three-year holding period requirements described above would be reduced to one and two years, respectively. The Company, each of the Company's executive officers and directors and certain stockholders have agreed, subject to certain exceptions relating to the Company, that they will not, directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock, Class B Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or in any other manner transfer all or a portion of the economic consequences associated with the ownership of such Common Stock or Class B Common Stock, or to cause a registration statement covering any shares of Common Stock to be filed, for a period of 180 days after the date of this Prospectus, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. See "Underwriting."

     After the expiration of the lock-up period, 14,525,411 shares of Common Stock and Class B Common Stock (including Common Stock issuable upon conversion of the Class B Common Stock, but excluding shares issuable upon exercise of the Yucaipa Warrant or any employee stock options) will be eligible for sale pursuant to Rule 144, subject to certain volume limitation and other requirements.

     Prior to the Offering, there has been no public market for the shares of Common Stock or Class B Common Stock, and no predictions can be made as to the effect that sales of Common Stock or Class B Common Stock under Rule 144, pursuant to a registration statement or otherwise, or the availability of shares of Common Stock or Class B Common Stock for sale, will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices and could impair the Company's future ability to raise capital through an offering of its equity securities.

REGISTRATION RIGHTS


     Pursuant to a Registration Rights Agreement entered into in connection with the Acquisition (the "Registration Rights Agreement"), Apollo, and certain other investors as a group, were each granted two demand and unlimited piggyback registration rights with respect to Common Stock. The Company intends to enter into a similar registration rights agreement with certain affiliates of Yucaipa prior to the consummation of the Offering, which will also provide that at any time prior to March 22, 1998 such Yucaipa affiliates may require the Company to file a shelf registration statement pursuant to Rule 415 under the Securities Act and maintain such shelf registration statement continuously effective for a period of 12 months after the effective date thereof. Upon the consummation of the Offering, there will be 14,525,411 shares of Common Stock and Class B Common Stock held by stockholders with registration rights pursuant to such agreements. Registration rights can be exercised at any time after the date of this Prospectus subject to the 180-day lock-up period described under "Underwriting."


                                THE ACQUISITION

     On March 22, 1995, the Company consummated the Acquisition for an aggregate purchase price of approximately $692.9 million, including $124.5 million of assumed indebtedness (but excluding the Company's fees and expenses of approximately $41.2 million). The Company effected the Acquisition by acquiring 100% of the capital stock of Dominick's parent, formerly known as Dodi, Inc. ("Dodi"), for $346.6 million in cash and $40 million of the Company's Redeemable Preferred Stock. In addition, the Company repaid $34.3 million of secured promissory notes issued by Dominick's prior to the Acquisition to discharge all obligations under its SARs plan and to repurchase shares of Dominick's restricted stock held by certain management employees (the "Management Stock Transactions"). In connection with the Acquisition, the Company refinanced $135.7 million of Dominick's existing indebtedness (including premiums and accrued interest), assumed $124.5 million of existing capital leases and other indebtedness and paid $11.8 million of employment termination, seller advisory and other seller fees and expenses.

     The principal sources of cash to finance the Acquisition were (i) $330 million in term loans under the Old Credit Facility, consisting of the $140 million six-year amortizing Tranche A Loans, the $60 million seven-year amortizing Tranche B Loans, the $65 million eight-year amortizing Tranche C Loans and the $65 million eight and one-half year amortizing Tranche D Loans (collectively, the "Term Loan Facilities"); (ii) the $150 million unsecured Senior Subordinated Credit Facility; (iii) a $100 million cash investment in the Company's common stock by certain affiliates of Yucaipa and certain other institutional investors, including affiliates of Apollo and affiliates of BT Securities Corporation and Chase Securities, Inc. In addition, certain members of the Company's management made a $5 million equity investment in the Company by cancelling SARs or exchanging restricted stock of Dominick's for Common Stock or Company stock options.

     Prior to the Acquisition, Dominick's distributed two parcels of owned real estate with a net book value of $3.2 million to its parent, Dodi, which, in turn, distributed these parcels, together with several parcels of real estate owned by two other subsidiaries of Dodi, to one of its shareholders (the "Excluded Properties Transactions"). Dominick's entered into new leases for the stores located on the two Dominick's owned parcels which were distributed. Pursuant to the terms of a tax matters agreement dated as of March 22, 1995 the sellers agreed, subject to certain conditions and limitations, to indemnify the Company for any taxable gains resulting from the Excluded Properties Transactions, to the extent such gains are not offset by certain specified deductions related to the Management Stock Transactions.

     In connection with the Acquisition, the Company and Yucaipa entered into the Consulting Agreement pursuant to which Yucaipa received a $14 million consulting fee. In addition, Yucaipa received the Yucaipa Warrant. See "Certain Transactions" and "Description of Capital Stock -- Yucaipa Warrant."

     The following table illustrates the sources and uses of funds to consummate the Acquisition:

                                SOURCES AND USES
                             (dollars in millions)

                  CASH SOURCES
-------------------------------------------------
Term Loan Facilities....................   $330.0
Senior Subordinated Credit Facility.....    150.0
Equity Investment (Common Stock)(a).....    100.0
                                           ------
  Total Cash Sources....................   $580.0
                                           ------

                NON-CASH SOURCES
-------------------------------------------------
Redeemable Preferred Stock..............    $40.0
Assumed capital leases..................    111.9
Assumed mortgages and other.............     12.6
                                           ------
Total Non-Cash Sources..................   $164.5
                                           ------
Total Sources...........................   $744.5
                                           ======
                    CASH USES
-------------------------------------------------
Purchase Dodi capital stock.............   $346.6
Repay existing bank debt................     24.2
Repay 11.78% Senior Notes(b)............    111.5
Payment for management stock and SARs...     34.3
Working capital.........................     10.4
Fees and expenses(c)....................     41.2
Employment termination, seller advisory
and other fees(d).......................     11.8
                                           ------
Total Cash Uses.........................   $580.0
                                           ------
                  NON-CASH USES
-------------------------------------------------
Purchase Dodi capital stock.............    $40.0
Assumed capital leases..................    111.9
Assumed mortgages and other.............     12.6
                                           ------
Total Non-Cash Uses.....................   $164.5
                                           ------
Total Uses..............................   $744.5
                                           ======

------------------------------
(a) Does not include the $5 million equity investment by certain members of the Company's management.

(b) Amount represents the $90 million principal amount of the Company's 11.78% Senior Notes, plus a prepayment premium and accrued interest.

(c) Amount includes a $14.0 million payment to Yucaipa for advisory and other services provided in connection with the Acquisition.

(d) Represents amount payable to three departing senior officers and one continuing senior officer under employment contracts, a fee payable to the sellers' financial advisor and certain other payments to the sellers.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

NEW CREDIT FACILITY

     In connection with the Offering, the Company intends to enter into the New Credit Facility with a syndicate of financial institutions. The following is a summary of the material terms and conditions presently anticipated with respect to the New Credit Facility. This summary does not purport to be a complete description of the New Credit Facility, however, and is subject to the detailed provisions of the loan agreement (the "Loan Agreement") and various related documents to be entered into in connection with the New Credit Facility, copies of which will be filed as exhibits to the Registration Statement.

  General

     The New Credit Facility will provide for a $100 million amortizing New Term Loan, a $105 million New Revolving Term Facility and a $120 million New Revolving Facility, each of which has a six and one-half year term. The New Revolving Term Facility and the New Revolving Facility will be available for working capital and general corporate purposes, and up to $50 million of the New Revolving Facility may be used to support letters of credit. The Company utilizes letters of credit to cover workers' compensation, self-insurance liabilities and for other general purposes.

  Interest Rate; Fees

     Borrowings under (i) the New Revolving Facilities and the New Term Loan will bear interest at a rate equal to, at the option of the Company, the Base Rate (defined in the Loan Agreement generally to mean the higher of (i) Bankers Trust Company's prime rate or (ii) the federal funds rate plus 0.5%) plus 0.50% per annum or the reserve adjusted Euro-Dollar Rate (as defined in the Loan Agreement) plus a maximum 1.50% per annum (subject to reduction as certain financial tests are satisfied). Up to $20 million of the New

Revolving Facility will be available as a swingline facility and loans outstanding under the swingline facility shall bear interest at the Base Rate plus 0.125% per annum (subject to reduction as certain financial tests are satisfied). Applicable interest rates on the New Term Loan, the New Revolving Term Facility, the swingline loans and the New Revolving Facility and the fees payable under the New Revolving Facility on letters of credit, will be reduced by up to 0.75% per annum (or up to 0.50% per annum in the case of Base Rate loans) if the Company meets certain financial tests. The Company will pay the issuing bank a fee of 0.25% per annum on each standby letter of credit and a fee to be negotiated with the issuing bank on each commercial letter of credit and will pay the lenders under the New Revolving Facility a letter of credit fee for standby letters of credit and commercial letters of credit equal to the applicable margin for Euro-dollar loans under the New Revolving Facility. Each of these fees will be calculated based on the amount available to be drawn under a letter of credit. In addition, the Company will pay a commitment fee on the unused portions of the New Revolving Facilities and for purposes of calculating this fee, the swingline facility shall not be deemed to be outstanding. The New Credit Facility may be prepaid in whole or in part without premium or penalty.

  Amortization Prepayments

     The New Term Loan matures in six and one-half years and is subject to amortization on a quarterly basis, commencing in the second year of the facility, in aggregate annual amounts of $10 million in the second year of the facility; $10 million in the third year; $15 million in the fourth year; $20 million in the fifth year; $30 million in the sixth year and $15 million in the final six months. The New Revolving Term Facility and the New Revolving Facility will also mature in six and one-half years. There will not be any annual cleandown provisions in the New Revolving Term Facility or the New Revolving Facility. The Company will be required to make certain prepayments, subject to certain exceptions, on the New Credit Facility with a specified percentage (which may be reduced to zero if certain financial tests are satisfied) of its Consolidated Excess Cash Flow (as defined in the Loan Agreement) and with the proceeds from certain asset sales, issuances of debt securities and any pension plan reversions.

  Guarantees and Collateral

     The Company and all subsidiaries of the Company (other than Dominick's) will guarantee Dominick's obligations under the New Credit Facility. Dominick's obligations and the guarantees of the Company and its subsidiaries will be secured by substantially all personal property of the Company and its subsidiaries, including a pledge of the stock of all subsidiaries of the Company. The Company's guarantee will be secured by a pledge of the stock of all of the Company's subsidiaries (including the stock of Dominick's). Dominick's obligations and the guarantees of the Company and its subsidiaries will also be secured by first priority liens on certain real property fee interests of the Company and its subsidiaries. The Company and its subsidiaries will use their reasonable economic efforts to provide the lenders with a first priority lien on certain leasehold interests of the Company and its subsidiaries.

  Covenants

     It is anticipated that the obligation of the lenders under the New Credit Facility to advance funds will be subject to the satisfaction of certain conditions customary in agreements of this type. In addition, the Company will be subject to certain customary affirmative and negative covenants contained in the New Credit Facility, including, without limitation, covenants that restrict, subject to specified exceptions, (i) the incurrence of additional indebtedness and other obligations, (ii) the granting of liens, (iii) the making of certain investments and joint ventures, (iv) the incurrence of certain contingent obligations, (v) the payment of certain dividends and restricted payments, (vi) mergers and acquisitions and other fundamental corporate changes, (vii) cash capital expenditures, (viii) the incurrence of lease obligations and (ix) engaging in transactions with affiliates.

     It is anticipated that the New Credit Facility will also impose on the Company and its subsidiaries certain financial tests and minimum ratios which, among other things, require that the Company (a) maintain a minimum fixed charge coverage ratio; (b) maintain, during each fiscal quarter, a ratio of Consolidated Total Debt (as defined in the Loan Agreement) to Consolidated Adjusted EBITDA (as defined in the Loan

Agreement); and (c) maintain at all times a minimum Consolidated Net Worth (as defined in the Loan Agreement).

  Events of Default

     The New Credit Facility will also provide for customary events of default. The occurrence of any of such events of default could result in acceleration of the Company's obligations under the New Credit Facility and foreclosure on the collateral securing such obligations, which could have material adverse results to holders of the Common Stock.

SENIOR SUBORDINATED NOTES DUE 2005

     Dominick's 10 7/8% Senior Subordinated Notes (the "Senior Subordinated Notes") were issued on May 4, 1995 in an aggregate principal amount of $200.0 million. The Senior Subordinated Notes are subordinated to the prior payment when due of all Senior Indebtedness (as defined in the Note Indenture) and are guaranteed on a senior subordinated basis by Dominick's wholly-owned subsidiaries. The Senior Subordinated Notes bear interest at a rate of 10 7/8% per annum, payable on May 1 and November 1 of each year. The Senior Subordinated Notes mature on May 1, 2005. On or after May 1, 2000, the Senior Subordinated Notes may be redeemed in whole or in part, at any time, or in part from time to time, at the option of Dominick's, at a redemption price equal to the applicable percentage of the principal amount thereof set forth below, plus accrued and unpaid interest to the redemption date, if redeemed during the 12 months commencing on May 1, of the years set forth below:

                                                                        REDEMPTION
            YEAR                                                          PRICE
            ----                                                        ----------
            2000......................................................    104.833%
            2001......................................................    103.765%
            2002......................................................    102.417%
            2003......................................................    101.208%
            2004 and thereafter.......................................    100.000%

     In addition, on or prior to May 1, 1998 Dominick's may, at its option, use the net cash proceeds from one or more Public Equity Offerings (as defined in the Note Indenture) to redeem up to an aggregate of 33 1/3% of the principal amount of the Senior Subordinated Notes originally issued, at a redemption price equal to 109.667% of the principal amount thereof if redeemed during the 12 months commencing on May 1, 1996, and 108.458% of the principal amount thereof if redeemed during the 12 months commencing on May 1, 1997, in each case plus accrued and unpaid interest, if any, to the redemption date.

     The Note Indenture provides that if a Change of Control (as defined therein) occurs, each holder will have the right to require Dominick's to repurchase such holder's Senior Subordinated Notes pursuant to a Change of Control Offer (as defined therein) at 101% of the principal amount thereof plus accrued interest, if any, to the date of repurchase.

     The Note Indenture contains certain covenants, including, but not limited to, covenants with respect to the following matters: (i) limitations on dividends and other restricted payments; (ii) limitations on incurrences of additional indebtedness; (iii) limitations on liens; (iv) limitations on asset sales; (v) limitations on dividend and other payment restrictions affecting subsidiaries; (vi) limitations on transactions with affiliates; (vii) limitations on preferred stock of subsidiaries; (viii) limitations on mergers and certain other transactions; (ix) limitations on other senior subordinated indebtedness; and (x) limitations on guarantees of certain indebtedness.

     The covenant in the Note Indenture which places limitations on Dominick's ability to pay dividends and make other restricted payments to the Company generally provides that Dominick's may pay such dividends or make such payments if (i) no default or event of default shall have occurred under the Note Indenture; (ii) Dominick's would be able to borrow at least $1.00 of additional indebtedness under the provision of the Note Indenture which permits debt to be incurred if Dominick's pro forma fixed charge coverage ratio is greater than 2.0 to 1.0; and (iii) the aggregate amount spent for all such restricted payments does not exceed the sum of (a) 50% of Dominick's consolidated net income (plus 100% of any consolidated net loss) from

May 4, 1995 to the date of the payment, plus (b) 100% of the net proceeds received from the issuance of qualified capital stock, or from any capital contributions to Dominick's, after May 4, 1995; plus (c) $10 million. Notwithstanding the foregoing limitations, Dominick's is generally permitted to make certain permitted payments to the Company, including payments for taxes pursuant to the terms of a tax sharing agreement, to permit the repurchase of certain employee stock, and to permit the Company to perform legal, accounting, corporate reporting and administrative functions in the ordinary course of business.

                                  UNDERWRITING


     Subject to the terms and conditions contained in the Underwriting Agreement (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated, BT Securities Corporation and Chase Securities Inc. are acting as representatives (the "Representatives") have severally agreed to purchase from the Company and the Selling Stockholders an aggregate of 6,400,000 shares of Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:



                                  UNDERWRITERS                           NUMBER OF SHARES
        ---------------------------------------------------------------- ----------------
        Donaldson, Lufkin & Jenrette Securities Corporation.............
        Morgan Stanley & Co. Incorporated...............................
        BT Securities Corporation.......................................
        Chase Securities Inc. ..........................................
                                                                             ---------
                  Total.................................................     6,400,000
                                                                             =========


     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. If any shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares (other than shares covered by the over-allotment option described below) must be purchased.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Underwriters have advised the Company that they propose to offer the shares of Common Stock to the public initially at a price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a concession not to exceed $ per share. The Underwriters may allow, and such dealers may re-allow, discounts not in excess of $ per share to any other Underwriter and certain other dealers.

     The Selling Stockholders have granted to the Underwriters an option to purchase up to an aggregate of 960,000 additional shares of Common Stock, at the initial public offering price net of underwriting discounts and commissions, solely to cover over-allotments. Such option may be exercised at any time within 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

     Subject to certain exceptions, the Company, the Selling Stockholders and certain other stockholders who are parties to the Stockholders Agreement have agreed not to directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or in any other manner transfer all or a portion of the economic consequences associated with the ownership of such Common Stock, or to cause a registration statement covering any shares of Common Stock to be filed, for a period of 180 days from the date of this Prospectus, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

     Because an affiliate of Chase Securities, Inc. beneficially owns in excess of 10% of the common equity of the Company, the underwriting arrangements for the Offering must be made in compliance with certain requirements of Rule 2720 (the "Rule") of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"). In this regard, Donaldson, Lufkin & Jenrette Securities Corporation will act as "qualified independent underwriter" within the meaning of the Rule and is assuming the responsibilities of acting as a qualified independent underwriter in pricing the Offering and conducting due diligence. As compensation for the services of Donaldson, Lufkin & Jenrette Securities Corporation as a qualified independent underwriter, the Company has agreed to pay the amount of $5,000. Certain employees of Donaldson, Lufkin & Jenrette Securities Corporation are limited partners in Yucaipa Chicago Partners, L.P., which beneficially owns 253,470 shares of Common Stock. In the aggregate, the proportionate ownership of such employees represents less than 1% of the outstanding Common Stock.


     Affiliates of BT Securities Corporation and Chase Securities Inc. are co-arrangers and lenders under the Old Credit Facility and will be co-arrangers and lenders under the New Credit Facility for which they have received and will receive customary fees. A portion of the proceeds of the Offering is being used to repay amounts outstanding under the Old Credit Facility and such affiliates will receive their proportionate share of such repayment. See "Use of Proceeds." From time to time the Representatives and their affiliates have provided, and may in the future provide, financial advisory, investment banking or banking services to the Company and its affiliates.


     Pursuant to the requirements of the Rule, the Underwriters will not confirm sales of Common Stock to any accounts over which they exercise discretionary authority without the prior specific written approval of the transaction by the customer.

     Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price will be determined by negotiations between the Company and the Underwriters. Among the factors to be considered in determining the initial public offering price will be the history of, and prospects for, the Company and the supermarket industry generally, an assessment of the Company's management, its past and present operations and financial performance, the prospects for future earnings of the Company, the general condition of the securities markets at the time of the Offering, and the market prices of and demand for publicly traded common stock of comparable companies in recent periods.

     No action has been taken in any jurisdiction by the Company or the Underwriters that would permit a public offering of Common Stock offered pursuant to the Offering in any jurisdiction where action for that purpose is required, other than the United States. The distribution of this Prospectus and the offering or sale of Common Stock offered hereby may not be offered or sold, directly or indirectly, and neither this Prospectus nor any other offering material or advertisements in connection with the Common Stock may be distributed or published, in or from any jurisdiction, except under circumstances that will result in compliance with applicable rules and regulations of any such jurisdiction. Such restrictions may be set out in applicable Prospectus supplements. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about and to observe any applicable restrictions. This Prospectus does not constitute an offer of, or an invitation to subscribe for purchase, any shares of Common Stock and may not be used for the purpose of an offer to, or solicitation by, anyone in any jurisdiction or in any circumstances in which such offer or solicitation is not authorized or is unlawful.

     No underwriter may offer or sell and, prior to the date six months after the latest closing date, offer or sell any Common Stock in the United Kingdom by means of any document other than to persons whose ordinary activity is to buy and sell securities or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the public offers of Securities Regulations 1996. Each underwriter will (i) comply with all applicable provisions of The Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom and (ii) only issue or pass on in the United Kingdom any document received by it in connection with the issue of the common stock to any person of a kind described in article II(3) of The Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, or to any person to whom the document may otherwise lawfully be issued or passed on.

     The Common Stock has been approved for listing on the New York Exchange, subject to official notice of issuance. In order to meet the requirements for listing on the New York Stock Exchange, the Underwriters have undertaken to sell lots of 100 or more shares of Common Stock to a minimum of 2,000 beneficial holders. The Company has also applied to list the Common Stock on the Chicago Stock Exchange.


                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Latham & Watkins, Los Angeles, California. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

     The consolidated financial statements of Dominick's Supermarkets, Inc. as of October 28, 1995 and October 29, 1994 (Predecessor Company) and for the period October 30, 1994 through March 21, 1995 (Predecessor Company), the period March 22, 1995 through October 28, 1995, and for the two years in the period ended October 29, 1994 (Predecessor Company) appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION


     The Company has filed with the Commission in Washington, D.C. a Registration Statement on Form S-1 under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Company will provide without charge to each person to whom a prospectus is delivered a copy of any information incorporated by reference herein (not including exhibits thereto), upon written or oral request of such person to the Company, 505 Railroad Avenue, Northlake, Illinois 60164 (telephone (708) 562-1000). For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement and the exhibits and schedules thereto. The Registration Statement may be inspected, without charge, and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a World Wide Web site that contains registration statements, reports, proxy and information statements and other materials that are filed through the Commission's Electronic Data Gathering, Analysis and Retrieval system. This World Wide Web site can be accessed at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
Report of Independent Auditors........................................................  F-2
Consolidated Balance Sheets as of October 29, 1994 (Predecessor Company), October 28,
  1995 and August 3, 1996 (unaudited).................................................  F-3
Consolidated Statements of Operations for the 52 weeks ended October 30, 1993, the 52 weeks ended October 29, 1994, the 20 weeks ended March 21, 1995 (Predecessor
  Company), the 32 weeks ended October 28, 1995, the 20 weeks ended August 5, 1995
  (unaudited) and the 40 weeks ended August 3, 1996 (unaudited).......................  F-4
Consolidated Statements of Stockholders' Equity for the 52 weeks ended October 30,
  1993, the 52 weeks ended October 29, 1994, the 20 weeks ended March 21, 1995
  (Predecessor Company), the 32 weeks ended October 28, 1995 and the 40 weeks ended
  August 3, 1996 (unaudited)..........................................................  F-5
Consolidated Statements of Cash Flows for the 52 weeks ended October 30, 1993, the 52 weeks ended October 29, 1994, the 20 weeks ended March 21, 1995 (Predecessor
  Company), the 32 weeks ended October 28, 1995, the 20 weeks ended August 5, 1995
  (unaudited) and the 40 weeks ended August 3, 1996 (unaudited).......................  F-6
Notes to Consolidated Financial Statements............................................  F-7
Unaudited Pro Forma Financial Statements..............................................  P-1

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Dominick's Supermarkets, Inc.

     We have audited the accompanying consolidated balance sheets of Dominick's Supermarkets, Inc. as of October 28, 1995 and October 29, 1994 (Predecessor Company), and the related consolidated statements of operations, stockholders' equity, and cash flows for the period October 30, 1994 through March 21, 1995 (Predecessor Company), the period March 22, 1995 through October 28, 1995, and for the two years in the period ended October 29, 1994 (Predecessor Company). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dominick's Supermarkets, Inc. at October 28, 1995 and October 29, 1994 (Predecessor Company), and the results of its operations and its cash flows for the period October 30, 1994 through March 21, 1995 (Predecessor Company), the period March 22, 1995 through October 28, 1995, and for the two years in the period ended October 29, 1994 (Predecessor Company), in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, in 1994, the Predecessor Company changed its method of accounting for income taxes.


                                          /s/ ERNST & YOUNG LLP

Chicago, Illinois
January 5, 1996
except for Note 12, as to which

the date is October 24, 1996

                         DOMINICK'S SUPERMARKETS, INC.

                          CONSOLIDATED BALANCE SHEETS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                             PREDECESSOR
                                               COMPANY                 COMPANY                PRO FORMA
                                             -----------     ---------------------------     -----------
                                             OCTOBER 29,     OCTOBER 28,      AUGUST 3,       AUGUST 3,
                                                1994            1995            1996             1996
                                             -----------     -----------     -----------     -----------
                                                                             (UNAUDITED)      (NOTE 1)
                                                                                             (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents................    $ 18,094       $   55,551      $   66,827
  Receivables, net.........................      24,051           25,314          11,787
  Inventories..............................     168,241          182,880         179,962
  Prepaid expenses & other.................      17,622           10,573          14,166
                                               --------       ----------      ----------
          Total current assets.............     228,008          274,318         272,742
  Property and equipment, net..............     429,699          353,015         350,789
Other assets:
  Deferred financing costs, net............         942           22,567          20,667
  Goodwill, net............................          --          419,298         422,707
  Other, net...............................      10,316           31,011          28,031
                                               --------       ----------      ----------
          Total other assets...............      11,258          472,876         471,405
                                               --------       ----------      ----------
Total assets...............................    $668,965       $1,100,209      $1,094,936
                                               ========       ==========      ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.........................    $147,588       $  171,209      $  141,062
  Accrued payroll and related
     liabilities...........................      37,431           31,579          29,668
  Taxes payable............................      25,623            7,958          23,150
  Other accrued liabilities................      34,404           83,422          75,048
  Current portion of long-term debt........         862            9,771           2,108
  Current portion of capital lease
     obligations...........................       4,381            4,565           7,738
                                               --------       ----------      ----------
          Total current liabilities........     250,289          308,504         278,774
Long-term debt:
  Term loans...............................     141,977          281,109         273,789
  Senior Subordinated Notes................          --          200,000         200,000
Capital lease obligations..................     108,486          103,921         121,075
Deferred income taxes and other
  liabilities..............................      51,540           66,730          78,291
Redeemable Exchangeable Cumulative
  Preferred Stock Series A preferred stock,
  $.01 par value, 40,000 shares authorized,
  40,000 issued and outstanding,
  liquidation and redemption at $1,000 per
  share plus accumulated and unpaid
  dividends................................          --           43,722          48,951     $        --
Stockholders' equity:
  Common Stock - $.10 par value, 300,000
     shares authorized, 263,600 shares
     issued and outstanding at October 29,
     1994..................................          26               --              --              --
  Common Stock - $.01 par value 36,594,895
     shares authorized, 6,996,505 shares
     issued and outstanding at October 28,
     1995, 7,012,607 shares issued and
     outstanding at August 3, 1996.........          --               70              70              70
  Class B Common Stock - $.01 par value,
     36,594,895 shares authorized,
     8,434,392 shares issued and
     outstanding at October 28, 1995,
     8,434,392 shares issued and
     outstanding at August 3, 1996.........          --               84              84              84
  Additional paid-in capital...............         334          107,739         107,688         107,688
  Retained earnings (deficit)..............     116,313          (11,670)        (13,786)        (13,786)
                                               --------       ----------      ----------
          Total stockholders' equity.......     116,673           96,223          94,056          94,056
                                               --------       ----------      ----------
Total liabilities and stockholders'
  equity...................................    $668,965       $1,100,209      $1,094,936
                                               ========       ==========      ==========

                            See accompanying notes.

                         DOMINICK'S SUPERMARKETS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


                                       PREDECESSOR COMPANY
                            ------------------------------------------                       COMPANY
                                     52 WEEKS                              -------------------------------------------
                                       ENDED                 20 WEEKS       32 WEEKS        20 WEEKS        40 WEEKS
                            ---------------------------       ENDED           ENDED           ENDED           ENDED
                            OCTOBER 30,     OCTOBER 29,     MARCH 21,      OCTOBER 28,      AUGUST 5,       AUGUST 3,
                               1993            1994            1995           1995            1995            1996
                            -----------     -----------     ----------     -----------     -----------     -----------
                                                                                           (UNAUDITED)     (UNAUDITED)
Sales.....................  $ 2,330,231     $ 2,409,911      $958,742      $ 1,474,982     $  930,351      $1,900,550
Cost of sales.............    1,814,951       1,871,535       747,561        1,136,600        719,738       1,463,514
                             ----------      ----------      --------       ----------     ----------      ----------
Gross profit..............      515,280         538,376       211,181          338,382        210,613         437,036
Selling, general and
  administrative
  expenses................      469,499         484,288       191,999          293,872        185,152         372,376
SARs termination costs....           --              --        26,152               --             --              --
                             ----------      ----------      --------       ----------     ----------      ----------
Operating income (loss)...       45,781          54,088        (6,970)          44,510         25,461          64,660
Interest expense:
  Interest expense,
    excluding amortization
    of deferred financing
    costs.................       33,811          29,857        11,238           44,480         24,789          51,272
  Amortization of deferred
    financing costs.......          351             135            69            1,460          1,361           2,137
                             ----------      ----------      --------       ----------     ----------      ----------
                                 34,162          29,992        11,307           45,940         26,150          53,409
Income (loss) before
  income taxes,
  extraordinary loss and
  cumulative effect of
  accounting change.......       11,619          24,096       (18,277)          (1,430)          (689 )        11,251
Income tax expense
  (benefit)...............        4,026           9,236        (7,135)           1,933          1,373           8,138
                             ----------      ----------      --------       ----------     ----------      ----------
Income (loss) before
  extraordinary loss and
  cumulative effect of
  accounting change.......        7,593          14,860       (11,142)          (3,363)        (2,062 )         3,113
Extraordinary loss on
  extinguishment of debt,
  net of applicable tax
  benefit of $3,896 in
  fiscal 1994 and $2,824
  in the 1995 periods.....           --          (6,324)           --           (4,585)        (4,585 )            --
Cumulative effect of
  accounting change.......           --          (1,019)           --               --             --              --
                             ----------      ----------      --------       ----------     ----------      ----------
Net income (loss).........  $     7,593     $     7,517      $(11,142)          (7,948)        (6,647 )         3,113
                             ==========      ==========      ========
Preferred stock
  accretion...............                                                       3,722          2,265           5,229
                                                                            ----------     ----------      ----------
Net loss available to
  common stockholders.....                                                 $   (11,670)    $   (8,912 )    $   (2,116 )
                                                                            ==========     ==========      ==========
PER SHARE DATA
Loss before extraordinary
  loss....................                                                 $     (0.46)    $    (0.29 )    $    (0.14 )
Extraordinary loss........                                                       (0.30)         (0.30 )            --
                                                                            ----------     ----------      ----------
Loss per common share.....                                                 $     (0.76)    $    (0.59 )    $    (0.14 )
                                                                            ==========     ==========      ==========
Average number of shares
  outstanding.............                                                  15,411,793     15,360,811      15,488,574
                                                                            ==========     ==========      ==========


                            See accompanying notes.

                         DOMINICK'S SUPERMARKETS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                               COMMON STOCK        ADDITIONAL    RETAINED
                                           --------------------     PAID-IN      EARNINGS
           PREDECESSOR COMPANY               SHARES      AMOUNT     CAPITAL      (DEFICIT)    TOTAL
                                           ----------    ------    ----------    --------    --------
BALANCE AT OCTOBER 31, 1992..............     265,300     $ 26      $     573    $102,896    $103,495
Net income...............................          --       --             --       7,593       7,593
Cash dividend -- $2.00 per share.........          --       --             --        (531)       (531)
Common stock purchased and retired.......      (1,000)      --           (177)       (136)       (313)
                                            ---------      ---       --------    --------    --------
BALANCE AT OCTOBER 30, 1993..............     264,300       26            396     109,822     110,244
Net income...............................          --       --             --       7,517       7,517
Cash dividend -- $3.00 per share.........          --       --             --        (793)       (793)
Common stock purchased and retired.......        (700)      --            (62)       (233)       (295)
                                            ---------      ---       --------    --------    --------
BALANCE AT OCTOBER 29, 1994..............     263,600       26            334     116,313     116,673
Net loss.................................          --       --             --     (11,142)    (11,142)
Cash dividend -- $3.00 per share.........          --       --             --        (791)       (791)
                                            ---------      ---       --------    --------    --------
BALANCE AT MARCH 21, 1995................     263,600     $ 26      $     334    $104,380    $104,740
                                            =========      ===       ========    ========    ========
COMPANY
BALANCE AT MARCH 22, 1995
Issuance of common stock.................  14,985,610     $150      $ 104,850    $     --    $105,000
Net income (loss)........................          --       --             --      (7,948)     (7,948)
Preferred stock accretion................          --       --             --      (3,722)     (3,722)
Other....................................     445,287        4          2,889          --       2,893
                                            ---------      ---       --------    --------    --------
BALANCE AT OCTOBER 28, 1995..............  15,430,897      154        107,739     (11,670)     96,223
                                            ---------      ---       --------    --------    --------
Net income (unaudited)...................          --       --             --       3,113       3,113
Preferred stock accretion (unaudited)....          --       --             --      (5,229)     (5,229)
Other (unaudited)........................      16,102       --            (51)         --         (51)
                                            ---------      ---       --------    --------    --------
BALANCE AT AUGUST 3, 1996 (UNAUDITED)....  15,446,999     $154      $ 107,688    $(13,786)   $ 94,056
                                            =========      ===       ========    ========    ========

                            See accompanying notes.

                         DOMINICK'S SUPERMARKETS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                      PREDECESSOR COMPANY                            COMPANY
                                             -------------------------------------   ---------------------------------------
                                                     52 WEEKS
                                                       ENDED             20 WEEKS     32 WEEKS      20 WEEKS      40 WEEKS
                                             -------------------------     ENDED        ENDED         ENDED         ENDED
                                             OCTOBER 30,   OCTOBER 29,   MARCH 21,   OCTOBER 28,    AUGUST 5,     AUGUST 3,
                                                1993          1994         1995         1995          1995          1996
                                             -----------   -----------   ---------   -----------   -----------   -----------
                                                                                                   (UNAUDITED)   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)..........................    $ 7,593       $ 7,517     $(11,142)   $   (7,948)  $    (6,647)   $    3,113
Adjustments to reconcile net income (loss)
  to net cash provided by operating
  activities:
  Extraordinary loss on debt
    extinguishment.........................         --            --           --         7,409         7,409            --
  Depreciation and amortization............     51,075        52,862       20,499        25,364        17,740        34,722
  Amortization of deferred financing
    costs..................................        351           135           69         1,460         1,361         2,137
  Stock appreciation rights................        369         1,966       26,825            --            --            --
  Deferred income taxes....................     (2,194)         (645)      (3,890)        7,625            --            --
  Cumulative effect of accounting change...         --         1,019           --            --            --            --
  Loss (gain) on disposal of capital
    assets.................................      1,948            74        1,149           (25)           --             5
  Changes in operating assets and
    liabilities, net of acquisition:
    Receivables............................       (788)        6,794        2,546        (5,218)         (775)       13,427
    Inventories............................      8,862       (10,780)       7,209          (683)       21,493         2,918
    Prepaid expenses.......................       (643)        1,072       (1,890)        2,783           279        (2,063)
    Accounts payable.......................     13,623        10,296      (10,217)       31,246        (7,698)      (30,148)
    Accrued liabilities and taxes
      payable..............................      9,659         2,848      (11,147)         (241)        7,799         8,324
                                               -------       -------     --------    ----------      --------      --------
    Total adjustments......................     82,262        65,641       31,153        69,720        47,608        29,322
                                               -------       -------     --------    ----------      --------      --------
Net cash provided by operating
  activities...............................     89,855        73,158       20,011        61,772        40,961        32,435
CASH FLOWS FROM INVESTING ACTIVITIES
Construction advances......................      2,560         1,949           --            --            --            --
Proceeds from sale of capital assets.......        929         3,995          380         1,317            --           293
Capital expenditures.......................    (31,100)      (60,056)     (22,423)      (23,125)       (9,479)      (25,264)
Proceeds from sale of investments..........         --            --        7,300            --            --            --
Business acquisition cost, net of cash
  acquired.................................         --            --           --      (442,777)     (442,777)           --
Other -- net...............................       (272)       (1,406)         116           (31)           34            --
                                               -------       -------     --------    ----------      --------      --------
Net cash (used in) investing activities....    (27,883)      (55,518)     (14,627)     (464,616)     (452,222)      (24,971)
CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments for long-term debt and
  capital lease obligations................    (49,509)      (68,303)      (5,363)     (131,145)     (129,300)      (20,052)
Proceeds from sale-leaseback of assets.....         --            --           --            --            --        24,702
Proceeds from debt issuances...............         --        40,214           --       480,000       480,000            --
Proceeds from issuance of capital stock....         --            --           --       100,000       100,000            --
Debt issuance costs and other..............     (1,049)       (1,329)        (791)       (7,784)       (7,905)         (838)
                                               -------       -------     --------    ----------      --------      --------
Net cash (used in) provided by financing
  activities...............................    (50,558)      (29,418)      (6,154)      441,071       442,795         3,812
                                               -------       -------     --------    ----------      --------      --------
Net increase (decrease) in cash and cash
  equivalents..............................     11,414       (11,778)        (770)       38,227        31,534        11,276
Cash and cash equivalents at beginning of
  period...................................     18,458        29,872       18,094        17,324        17,324        55,551
                                               -------       -------     --------    ----------      --------      --------
Cash and cash equivalents at end of
  period...................................    $29,872       $18,094     $ 17,324    $   55,551     $  48,858      $ 66,827
                                               =======       =======     ========    ==========     =========      ========
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING
  AND FINANCING ACTIVITIES
Acquisition of business:
  Fair value of assets acquired, net of
    cash acquired..........................                                          $1,056,627    $1,056,627
  Net cash paid in acquisition.............                                            (442,777)     (442,777)
  Exchange of capital stock................                                             (40,000)      (40,000)
  Management equity investment.............                                              (5,000)       (5,000)
                                                                                     ----------    ----------
  Liabilities assumed......................                                          $  568,850    $  568,850
                                                                                     ==========    ==========
Contribution of capital in exchange for
  debt financing fees......................                                          $    2,647    $    2,647
                                                                                     ==========    ==========
Preferred stock accretion..................                                          $    3,722    $    2,265     $   5,229
                                                                                     ==========    ==========     =========

                            See accompanying notes.

                         DOMINICK'S SUPERMARKETS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     Dominick's Supermarkets, Inc. (the "Company") acquired Dominick's Finer Foods, Inc. ("Dominick's") on March 22, 1995 for total consideration of approximately $692.9 million (excluding the Company's fees and expenses of approximately $41.2 million) in a transaction accounted for as a purchase (the "Acquisition"). The Company effected the Acquisition by acquiring 100% of the capital stock of Dominick's parent, DFF Supermarkets, Inc. ("DFF"), formerly known as Dodi Inc. ("Dodi") for $346.6 million in cash and $40 million of the Company's 15% Redeemable Exchangeable Cumulative Preferred Stock ("Redeemable Preferred Stock"). In addition, the Company repaid $34.3 million of secured promissory notes issued by Dominick's prior to the Acquisition to discharge all obligations under its stock appreciation rights ("SARs") plan and to repurchase shares of Dominick's restricted stock held by certain management employees. In connection with the Acquisition, the Company refinanced $135.7 million of Dominick's existing indebtedness (including premiums and accrued interest) assumed $124.5 million of existing capital leases and other indebtedness and paid $11.8 million of employment termination, seller advisory and other seller fees and expenses. The principal sources of cash to finance the Acquisition were
(i) $330 million in term loans consisting of $140 million of six-year amortizing Tranche A Loans, $60 million of seven-year amortizing Tranche B Loans, $65 million of eight-year amortizing Tranche C Loans and $65 million of eight and one-half year amortizing Tranche D Loans (collectively, the "Term Loan Facilities); (ii) a $150 million unsecured senior subordinated credit facility; and (iii) a $105 million equity investment in Company common stock by certain affiliates of The Yucaipa Companies ("Yucaipa"), certain institutional and private investors and certain members of the Dominick's management. On May 4, 1995, Dominick's used the proceeds of an offering (the "Note Offering") of $200 million of 10.875% Senior Subordinated Notes due 2005 (the "Senior Subordinated Notes") to repay the $150 million unsecured senior subordinated credit facility and to prepay $50 million of the Term Loan Facilities. In addition, Dominick's obtained a $100 million revolving credit facility (the "Revolving Credit Facility") available for working capital and general corporate purposes (together with the Term Loan Facilities, the "Credit Facility").

     The Acquisition was accounted for as a purchase of Dominick's by the Company. As a result, all financial statements for periods subsequent to March 22, 1995, the date the Acquisition was consummated, will reflect Dominick's assets and liabilities at their estimated fair market values as of March 22, 1995. The purchase price in excess of the fair market value of the Company's assets was recorded as goodwill and is being amortized over a 40-year period. For purposes of the financial statement presentation set forth herein, the Predecessor Company refers to Dominick's prior to the consummation of the Acquisition.

                         DOMINICK'S SUPERMARKETS, INC.

     A summary of the assets acquired and liabilities assumed as of March 22, 1995 is as follows (dollars in thousands):

    Assets
      Inventory..............................................................  $  182,439
      Other current assets...................................................      37,632
      Property and equipment, net............................................     345,303
      Goodwill...............................................................     438,150
      Deferred financing costs...............................................      22,722
      Other intangible assets................................................      30,381
                                                                               ----------
         Total Assets........................................................  $1,056,627
                                                                               ==========
    Liabilities
      Accounts payable and accrued expenses..................................  $  299,198
      Long-term debt.........................................................     237,511
      Other liabilities......................................................      32,141
                                                                               ----------
         Total Liabilities...................................................  $  568,850
                                                                               ==========

     The following unaudited pro forma information presents the results of the Company's operations adjusted primarily to reflect interest expense and depreciation and amortization, as though the Acquisition had been made at the beginning of each period (dollars in thousands):

                                                                          52 WEEKS ENDED
                                                                    ---------------------------
                                                                    OCTOBER 29,     OCTOBER 28,
                                                                       1994            1995
                                                                    -----------     -----------
    Sales.........................................................   $ 2,409.9       $ 2,433.7
    Loss before extraordinary loss and
      cumulative effect of accounting change......................        (8.9)           (6.0)
    Net loss......................................................       (16.2)          (10.6)
    Net loss available to common stockholders.....................       (22.5)          (16.9)

     The Company uses a 52-53 week fiscal year ending on the Saturday closest to October 31. The Company operates supermarkets in Chicago, Illinois, and its suburbs. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.

  Pro Forma Balance Sheet (unaudited)

     Pursuant to the rules and regulations of the Securities and Exchange Commission, the accompanying pro forma balance sheet information presents the change in capitalization resulting from the Company's initial public offering (excluding the effects of the offering proceeds).

  Cash Equivalents

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

  Inventories

     Inventories are stated at the lower of cost, primarily using the last-in, first-out (LIFO) method, or market. If inventories had been valued using replacement cost, inventories would have been higher by $22,511,000 at October 28, 1994 and $1,937,000 at October 28, 1995, and gross profit and operating income would have been greater by $435,000, $1,089,000, $750,000 and $1,694,000 for fiscal year 1993, fiscal year 1994, the 20 weeks ended March 21, 1995, and the 32 weeks ended October 28, 1995, respectively.

                         DOMINICK'S SUPERMARKETS, INC.

  Pre-Opening Costs

     The costs associated with opening new and remodeled stores are deferred and amortized over one year following the opening of each new store.

  Property and Equipment

     Property and equipment, including buildings capitalized under capital leases, are recorded at cost. Depreciation and amortization is computed on the straight-line method over the following estimated useful lives:

            Buildings and improvements..............................   10-33 years
            Fixture and equipment...................................    3-12 years
            Property under capital leases and lease rights..........   15-25 years

  Deferred Financing Costs

     Costs incurred in connection with the issuance of debt are amortized over the term of the related debt using the effective interest method.

  Goodwill and Trademarks

     The excess of the purchase price over the fair value of the net assets acquired is amortized on a straight-line basis over 40 years beginning at the date of acquisition. Current and undiscounted future operating cash flows are compared to current and undiscounted future goodwill amortization on a periodic basis (not less than annually) to determine if an impairment of goodwill has occurred. Trademarks, which are included in other assets, are amortized on a straight-line basis over 40 years. Accumulated amortization related to goodwill and trademarks at October 28, 1995 was $6,342,000 and $523,000, respectively.

  Income Taxes

     The Company changed its method of accounting for income taxes from the deferred method to the liability method as required by the Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. As permitted by Statement 109, prior-year financial statements have not been restated to reflect the change in accounting method. The cumulative effect on prior years of adopting Statement 109 as of October 31, 1993 was to decrease 1994 net income by $1,019,000. Under Statement 109, deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes.

  Closed Store Reserves

     The Company provides a reserve for the net book value of any store assets, net of salvage value, and the net present value of the remaining lease obligation, net of estimated sublease income for stores that have closed or are expected to close. Included in liabilities assumed in the purchase price allocation are certain closed store reserves. Such reserves were $24.2 million at October 28, 1995.

  Self-Insurance Reserves

     The Company is self-insured for its workers' compensation and general liability claims. The Company establishes reserves based on an independent actuary's review of claims filed and an estimate of claims incurred but not yet filed.

                         DOMINICK'S SUPERMARKETS, INC.

  Discounts and Promotional Allowances

     Promotional allowances and vendor discounts are recorded as a reduction of cost of sales in the accompanying consolidated statements of operations. Allowance proceeds received in advance are deferred and recognized over the period earned.

  Extraordinary Loss

     During fiscal year 1994, the Predecessor Company retired $60 million of its 11.78% Senior Notes, which resulted in a net loss on early extinguishment of debt of $6,324,000 net of applicable tax benefit of $3,896,000. During fiscal year 1995, the Company used the proceeds from the Note Offering to repay in full the $150 million senior subordinated credit facility and to prepay $50 million of its Term Loan Facilities which resulted in a net loss on early extinguishment of debt of $4,585,000, net of tax benefit of $2,824,000. The accompanying financial statements reflect both of these charges as extraordinary items.

  Advertising

     The Company expenses its advertising costs as incurred. Advertising expenses were $29,252,000, $30,086,000, $11,472,000 and $16,540,000 for fiscal year 1993, fiscal year 1994, the 20 weeks ended March 21, 1995 and the 32 weeks ended October 28, 1995, respectively.

  Income (Loss) Per Common Share

     Income (loss) per common share is computed based upon the weighted average number of shares outstanding during the period. Income (loss) per common share is computed based upon net income or loss adjusted for accretion on preferred stock.

     In accordance with the rules of the Securities and Exchange Commission, 85,998 shares of common stock issued after March 21, 1995 and 29,499 equivalent shares using the treasury stock method for outstanding stock options granted after March 21, 1995 have been treated as outstanding for all subsequent periods in calculating earnings per share because such shares were issued and such options are exercisable at prices below the assumed initial public offering price.

  Supplemental Cash Flow Disclosure

     Cash paid for income taxes was $6,936,000, $5,555,000, $3,115,000 and
$4,230,000 for fiscal year 1993, fiscal year 1994, the 20 weeks ended March 21, 1995 and the 32 weeks ended October 28, 1995, respectively. Interest payments were $37,625,000, $37,704,000, $15,835,000 and $35,638,000 for fiscal year 1993, fiscal year 1994, the 20 weeks ended March 21, 1995 and the 32 weeks ended October 28, 1995, respectively. Capital lease obligations of $3,422,000 and $235,000 were entered into in fiscal year 1993 and fiscal year 1994, respectively. None were entered into in fiscal year 1995.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Reclassifications

     Certain amounts in the 1993 and 1994 consolidated financial statements have been reclassified to conform to the October 28, 1995 presentation.

                         DOMINICK'S SUPERMARKETS, INC.

  New Accounting Pronouncements

     In March 1995, the Financial Accounting Standards Board issued Statement No. 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in fiscal 1997 and, based on current circumstances, does not believe the effect of the adoption will be material.

     The Financial Accounting Standards Board issued Statement No. 123 Accounting for Stock Based Compensation, which allows the adoption of a fair value based method of expense recognition for stock based compensation awards granted to employees or allows companies to continue to apply APB 25 and disclose pro forma net income and earnings per share calculated as if the recognition and measurement provisions on a fair value basis of Statement 123 had been adopted. The Company intends to continue to apply APB 25 and make the appropriate pro forma disclosure beginning in fiscal 1997.

  Unaudited Interim Financial Statements

     The accompanying consolidated balance sheet and the consolidated statements of stockholders' equity as of August 3, 1996 (Company) and the consolidated statements of operations and cash flows for the 20 week period ended August 5, 1995 (Predecessor Company) and the 40-week period ended August 3, 1996 (Company) are unaudited and have been prepared on the same basis as the audited consolidated financial statements included herein. In the opinion of management, such unaudited consolidated financial statements include all adjustments necessary to present fairly the information set forth therein, which consist solely of normal recurring adjustments. The results of operations for such interim period are not necessarily indicative of results for the full year.

2. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (dollars in thousands):

                                                           PREDECESSOR
                                                             COMPANY                 COMPANY
                                                           -----------     ---------------------------
                                                           OCTOBER 29,     OCTOBER 28,      AUGUST 3,
                                                              1994            1995            1996
                                                           -----------     -----------     -----------
                                                                                           (UNAUDITED)
Land.....................................................   $   27,500      $  37,795       $  35,952
Buildings and leasehold improvements.....................      146,870         72,518          71,693
Fixtures and equipment...................................      411,311        113,733         119,092
Capital leases...........................................      141,473         94,501          94,941
Construction in progress.................................       18,716          2,471          23,449
Lease rights.............................................       12,650         50,229          46,465
                                                             ---------       --------        --------
                                                               758,520        371,247         391,592
Less: Accumulated depreciation and amortization..........     (328,821)       (18,232)        (40,803)
                                                             ---------       --------        --------
                                                            $  429,699      $ 353,015       $ 350,789
                                                             =========       ========        ========

     Accumulated depreciation and amortization related to capital leases, primarily for certain buildings, was $57,086,000 at October 29, 1994, $5,072,584 at October 28, 1995 and $13,056,000 at August 3, 1996. Accumulated amortization related to lease rights was $6,001,000 at October 29, 1994, $1,667,722 at October 28, 1995 and $3,386,000 at August 3, 1996.

                         DOMINICK'S SUPERMARKETS, INC.

3. LONG-TERM DEBT

     Long-term senior debt consists of the following (dollars in thousands):

                                                           PREDECESSOR
                                                             COMPANY                 COMPANY
                                                           -----------     ---------------------------
                                                           OCTOBER 29,     OCTOBER 28,      AUGUST 3,
                                                              1994            1995            1996
                                                           -----------     -----------     -----------
                                                                                           (UNAUDITED)
Tranche A Loans, principal due quarterly through 2001,
  with interest payable quarterly........................   $      --       $ 105,574       $  98,478
Tranche B Loans, principal due quarterly through March
  2002, with interest payable quarterly..................          --          54,807          54,012
Tranche C Loans, principal due quarterly through March
  2003, with interest payable quarterly..................          --          59,374          58,629
Tranche D Loans, principal due quarterly through
  September 2003, with interest payable quarterly........          --          59,374          58,680
Revolving Credit Facility................................      40,000              --              --
11.78% Senior Notes......................................      90,000              --              --
Other....................................................      12,839          11,751           6,098
                                                             --------        --------        --------
                                                              142,839         290,880         275,897
Less: Current portion....................................         862           9,771           2,108
                                                             --------        --------        --------
                                                            $ 141,977       $ 281,109       $ 273,789
                                                             ========        ========        ========

     In connection with the Acquisition, the Company and its subsidiaries entered into the Credit Facility with a syndicate of financial institutions. The Credit Facility initially provided for (i) term loans in the aggregate amount of $330 million, comprised of the $140 million Tranche A Loans, the $60 million Tranche B Loans, the $65 million Tranche C Loans, and the $65 million Tranche D Loans; and (ii) the $100 million Revolving Credit Facility under which working capital loans may be made and commercial or standby letters of credit in the maximum aggregate amount of up to $30 million may be issued. At October 28, 1995, no amount was outstanding under the Revolving Credit Facility and $19.2 million of standby letters of credit had been issued on behalf of the Company.

     Borrowings under (i) the Revolving Credit Facility and the Tranche A Loans bear interest at a rate equal to the Base Rate (as defined in the loan agreement) plus a 1.50% per annum or the reserve adjusted Euro-Dollar Rate (as defined in the loan agreement) plus 2.75% per annum; (ii) the Tranche B Loans bear interest at the Base Rate plus 2.00% per annum or the reserve adjusted Euro-Dollar Rate plus 3.25% per annum; (iii) the Tranche C Loans bear interest at the Base Rate plus 2.50% per annum or the reserve adjusted Euro-Dollar Rate plus 3.75% per annum; and (iv) the Tranche D Loans bear interest at the Base Rate plus 2.75% per annum or the reserve adjusted Euro-Dollar Rate plus 4.00% per annum, in each case as selected by the Company. The Company will pay the issuing bank a fee of 0.25% per annum (but not less than $500) on each standby letter of credit and commercial letter of credit and will pay the lenders under the Credit Facility a letter of credit fee of 2.25% per annum for standby letters of credit and a fee equal to 1.25% per annum for commercial letters of credit. In addition, the Company will pay a commitment fee of 0.50% per annum on the unused portions of the Revolving Credit Facility.

     In connection with the original issuance of the Senior Subordinated Notes, the Company entered into certain amendments to the Credit Facility (the "Credit Facility Amendments") in order to, among other things, modify the mandatory prepayment provisions of the Credit Facility. After giving effect to these modifications, $50 million of proceeds from the Note Offering were applied to prepay $34.4 million of the

                         DOMINICK'S SUPERMARKETS, INC.

Tranche A Loans, $4.9 million of the Tranche B Loans, $5.3 million of the Tranche C Loans and $5.3 million of the Tranche D Loans.

     The Tranche A Loans mature on March 31, 2001 and are subject to amortization on a quarterly basis, commencing on June 30, 1996, in aggregate annual amounts of $4.6 million in the second year of the facility, $9.2 million in the third year, $23.0 million in the fourth year, $27.5 million in the fifth year, and $41.3 million in the sixth year. The Tranche B Loans mature on March 31, 2002 and are subject to amortization on a quarterly basis, commencing on June 30, 1995, in aggregate annual amounts of $551,000 for the first six years and $51.8 million in the seventh year. The Tranche C Loans mature on March 31, 2003 and are subject to amortization on a quarterly basis, commencing on June 30, 1995, in aggregate annual amounts of $597,000 for the first seven years and $55.5 million in the eighth year. The Tranche D Loans mature on September 30, 2003 and are subject to amortization on a quarterly basis in aggregate annual amounts of $597,000 for the first eight years and $54.9 million in the ninth year. The amortization requirements described above give effect to the Credit Facility Amendments and the application of $50 million of Note Offering proceeds to prepay the Term Loan Facilities. The Revolving Credit Facility will mature on March 31, 2001.

     The debt agreements, among other things, require the Company to maintain minimum levels of net worth (as defined), to maintain minimum levels of earnings (as defined), to maintain a hedge agreement to provide interest rate protection, and to comply with certain ratios related to interest expense (as defined), fixed charges (as defined) and indebtedness (as defined). In addition, the debt agreements limit, among other things, additional borrowings, dividends on, and redemption of, capital stock, certain other payments to DFF and Supermarkets, capital expenditures, incurrence of lease obligations, and the acquisition and disposition of assets. At October 28, 1995, the Company was in compliance with the financial covenants of its debt agreements. At October 28, 1995, the Company was restricted from paying dividends on its capital stock under the terms of the debt agreements.

     Substantially all of the assets of the Company and its subsidiaries are pledged as security under the Credit Facility or other long-term debt.

     Maturities of long-term debt at October 28, 1995, excluding capital lease obligations, for each of the next five fiscal years are as follows (dollars in thousands):

                1996...............................................  $ 9,771
                1997...............................................    9,005
                1998...............................................   18,187
                1999...............................................   27,308
                2000...............................................   36,517

     For the period ended October 28, 1995, the Company's effective interest rate was 10.5%.

  Senior Subordinated Notes

     On May 4, 1995, the Company issued $200 million principal amount of Senior Subordinated Notes in connection with the Acquisition. The Senior Subordinated Notes bear interest, payable semi-annually on May 1 and November 1, at an annual rate of 10.875%. The Senior Subordinated Notes, which are due on May 1, 2005, are subordinated to all Senior Indebtedness (as defined) of the Company, and may be redeemed beginning in fiscal year 2000 at a redemption price of 104.833%. The redemption price declines ratably to 100% in fiscal 2004. In addition, on or prior to May 1, 1998, the Company may, at its option, use the net cash proceeds of one or more Public Equity Offerings (as defined) to redeem up to an aggregate of 33 1/3% of the principal amount of the originally issued Senior Subordinated Notes at redemption prices of 110.875% in 1995, declining ratably to 108.458% in 1997.

                         DOMINICK'S SUPERMARKETS, INC.

4. LEASES

     The Company leases land, retail stores, and equipment. Many of the property leases obligate the Company to pay real estate taxes, insurance, and maintenance costs and contain multiple renewal options generally covering additional periods ranging from 15 to 30 years. Many of the leases require contingent rental payments, which are based primarily upon sales at the various retail stores, adjusted for certain expenses paid by the Company. Rent expense totaled $17,188,000 including $263,000 for contingent rentals, for fiscal year 1993, $17,704,000 and $275,000 respectively for fiscal year 1994, $6,511,000 and
$167,000, respectively for the 20 weeks ended March 21, 1995 and $10,419,000 and $271,000, respectively for the 32 weeks ended October 28, 1995.

     The future minimum lease payments under noncancelable operating and capital leases, as of October 28, 1995 for each of the next five fiscal years and thereafter, are as follows (dollars in thousands):

                                                                    OPERATING      CAPITAL
                                                                     LEASES        LEASES
                                                                    ---------     ---------
    1996..........................................................  $  16,300     $  18,440
    1997..........................................................     16,001        18,414
    1998..........................................................     16,017        18,354
    1999..........................................................     16,001        18,301
    2000..........................................................     16,361        17,945
    Thereafter....................................................    126,831       129,079
                                                                     --------      --------
    Total minimum lease payments..................................  $ 207,511       220,533
                                                                     ========
    Less: Amount representing interest............................                 (112,047)
                                                                                   --------
    Present value of net minimum lease payments...................                $ 108,486
                                                                                   ========

     The present value of net minimum lease payment includes $29,419,000 due to related parties.

5. CAPITAL STOCK

     The authorized capital stock of the Company consists of 36,594,895 shares of Common Stock $.01 par value common stock and 36,594,895 shares of Class B $.01 par value common stock. All common stock is entitled to dividends, if any, as may be declared by the Board of Directors. Certain dividend restrictions exist as more fully described in Note 3. The Common Stock is voting, and the Class B Common Stock is non-voting. Additionally, the Class B Common Stock is convertible at the option of the holder, on a one-for-one basis, into Common Stock if certain conditions are met.

     Each member of management holding shares of common stock or holding stock options (collectively the "Management Stockholders") have signed a stockholders agreement (the "Agreement"). The Agreement, among other things, provides the company with a right of first refusal to purchase stock subject to a proposed sale by a Management Stockholder. The Agreement also provides the Company with an option, in certain events as defined, to repurchase stock owned by Management Stockholders under a company stock option. The Agreement will terminate upon an initial public offering of the Company's Common Stock if certain conditions are met.

  Stock Option Plans

     The Company maintains a stock option plan (the "Plan") for the officers and key employees which provides for non-qualified and incentive options. The Board of Directors determines the option price (not to be less than fair value for incentive options) at the date of grant. The options generally expire on the tenth

                         DOMINICK'S SUPERMARKETS, INC.

anniversary of their respective grant date and become exercisable over a specified vesting period. The total number of shares that may be issued under the Plan is 1,116,144.

     A summary of stock option activity is as follows:

                                                                            NUMBER OF
                                                                             SHARES
                                                                            ---------
        Grants at March 22, 1995..........................................   926,473
          Granted.........................................................    43,914
          Exercised.......................................................        --
          Cancelled.......................................................        --
                                                                            --------
        Outstanding at October 28, 1995...................................   970,387
                                                                            ========

     Of the options outstanding at October 28, 1995, 459,516 were non-qualified options and 510,871 were incentive options. All of the incentive options have an option price per share of $6.83 and all of the non-qualified options have an option price per share of $1.71. As of October 28, 1995 459,516 shares were exercisable and 145,757 shares were available for future grants under the Plan.

     The Company follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for its stock options. Under APB 25, when the exercise price of employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized.

  Warrant

     At the time of the Acquisition, the Company issued to Yucaipa a warrant (the "Warrant") to purchase up to 3,874,492 shares of Common Stock at an exercise price of $20.732 per share. The Warrant is exercisable only in the event of an initial public offering that meets certain conditions or in connection with certain sales transactions (collectively the "Trigger Events") on or prior to March 22, 2000.

     The Warrant terminates on March 22, 2000. In the event that certain financial performance conditions are met, however, both the termination date and the deadline for a Trigger Event may be extended. Additionally, the Warrant is exercisable without the payment of cash consideration, pursuant to which the Company will withhold from the shares otherwise issuable upon exercise thereof, the number of shares having a market value as of the exercise date equal to the exercise price.

     The Predecessor Company had a SARs plan for certain officers and key management employees. The plan provided for additional compensation to be accrued on the difference between the book value per share of common stock at the end of each fiscal year and the book value per share at the later of the grant date or the last day of the prior fiscal year. As a result of the Acquisition, the SARs became fully vested and were valued at market value. Compensation expense incurred related to all SARs outstanding was $369,000 in fiscal year 1993, $1,966,000 in fiscal year 1994 and $673,000 during the 20 weeks ended March 21, 1995. In connection with the Acquisition, all obligations under the Company's stock appreciation rights plan were discharged and the plan was terminated. As a result of the Acquisition, the Company recorded a charge of $26,152,000, reflecting the difference in fair market value and book value of the SARs at March 21, 1995.

6. REDEEMABLE EXCHANGEABLE CUMULATIVE PREFERRED STOCK

     The Company has designated 40,000 of its 200,000 authorized preferred shares as 15% Redeemable Exchangeable Cumulative Preferred Stock Series A (the "Preferred Stock"). The remaining 160,000 shares have not been designated.

                         DOMINICK'S SUPERMARKETS, INC.

     In connection with the Acquisition, the Company issued 40,000 shares of the Preferred Stock. The holders of the Preferred Stock are entitled to cumulative dividends, when and if declared by the Board of Directors, and preference in liquidation over holders of common stock at $1,000 per share plus accrued but unpaid dividends, if any. Except in limited circumstances, the holders of the Preferred Stock have no voting rights.

     The Company is required to redeem the Preferred Stock at the earlier of a change in control (as defined) and March 22, 2007 at $1,000 per share plus accrued but unpaid dividends, if any (the "Redemption Price"). Prior to the mandatory redemption, the Company may redeem all or any portion of the preferred stock at the Redemption Price.

     The Company, at its sole option, may exchange the Preferred Stock for 15% Junior Subordinated Debentures due 2007 having such terms and conditions as shall be first approved by a majority of the holders of the Preferred Stock. In addition, the holders of the Preferred Stock are entitled to certain demand registration rights commencing March 22, 1997.

7. INCOME TAXES

     The provision (benefit) for income taxes consists of the following (dollars in thousands):

                                                            PREDECESSOR COMPANY                  COMPANY
                                                 -----------------------------------------     -----------
                                                       52 WEEKS ENDED            20 WEEKS       32 WEEKS
                                                 ---------------------------       ENDED          ENDED
                                                 OCTOBER 30,     OCTOBER 29,     MARCH 21,     OCTOBER 28,
                                                    1993            1994           1995           1995
                                                 -----------     -----------     ---------     -----------
Current:
  Federal.....................................     $ 5,188         $ 8,296        $(2,543)       $(4,539)
  State.......................................       1,032           1,585           (702)        (1,153)
                                                   -------          ------        -------        -------
                                                     6,220           9,881         (3,245)        (5,692)
Deferred:
  Federal.....................................      (1,718)           (300)        (3,027)         6,214
  State.......................................        (476)           (345)          (863)         1,411
                                                   -------          ------        -------        -------
                                                    (2,194)           (645)        (3,890)         7,625
                                                   -------          ------        -------        -------
                                                   $ 4,026         $ 9,236        $(7,135)       $ 1,933
                                                   =======          ======        =======        =======

A reconciliation of the provision for income taxes to amounts computed at the federal statutory rates of 34.83% for fiscal 1993, and 35% for fiscal 1994 and fiscal 1995 is as follows (dollars in thousands):

                                                            PREDECESSOR COMPANY                  COMPANY
                                                 -----------------------------------------     -----------
                                                       52 WEEKS ENDED            20 WEEKS       32 WEEKS
                                                 ---------------------------       ENDED          ENDED
                                                 OCTOBER 30,     OCTOBER 29,     MARCH 21,     OCTOBER 28,
                                                    1993            1994           1995           1995
                                                 -----------     -----------     ---------     -----------
Federal income taxes at statutory rate on
  income before provision for income taxes,
  extraordinary loss and cumulative effect of
  accounting change...........................     $ 4,047         $ 8,434        $(6,397)       $  (501)
Non-tax deductible goodwill amortization......          --              --             --          2,417
State income taxes, net of federal income tax
  benefit.....................................         363             805           (828)            10
Other, net....................................        (384)             (3)            90              7
                                                    ------          ------        -------         ------
          Total income tax expense............     $ 4,026         $ 9,236        $(7,135)       $ 1,933
                                                    ======          ======        =======         ======

                         DOMINICK'S SUPERMARKETS, INC.

     Significant components of the Company's deferred income tax liabilities and assets as of October 29, 1994 and October 28, 1995 are as follows (dollars in thousands):

                                                                 PREDECESSOR
                                                                   COMPANY       COMPANY
                                                                 -----------     -------
                                                                    1994          1995
                                                                 -----------     -------
        Deferred income tax liabilities:
          Inventory............................................    $ 2,663       $10,773
          Property and equipment...............................     49,508        25,972
          State income taxes...................................      5,532         1,989
          Trademarks...........................................         --         8,917
          Other................................................        776         3,521
                                                                   -------       -------
        Total deferred income tax liabilities..................     58,479        51,172
        Deferred income tax assets:
          Accrued vacation.....................................      2,798         2,830
          Capital leases.......................................      8,240         3,937
          Alternative minimum tax..............................      6,677         6,386
          Accrued self-insurance...............................     10,313        15,245
          Capitalized inventory................................      2,183         2,111
          Accrued stock appreciation rights....................      1,006            --
          Other accrued liabilities............................         --        20,963
          Other................................................      2,812         4,775
                                                                   -------       -------
        Total deferred income tax assets.......................     34,029        56,247
                                                                   -------       -------
        Net deferred income tax liabilities (assets)...........     24,450        (5,075)
          Less valuation allowance.............................         --        11,120
                                                                   -------       -------
        Net deferred income tax liabilities....................    $24,450       $ 6,045
                                                                   =======       =======

     At October 29, 1994, the Predecessor Company did not record a valuation allowance as the estimated amount of deferred income tax assets were deemed to be fully realizable.

 8. PROFIT-SHARING AND RETIREMENT PLANS

     The Company has trusteed, contributory, profit-sharing plans (the "Plans") covering substantially all full-time employees. Plan participants are allowed to contribute a specified percentage of their compensation into the Plans. The amount of the Company's contribution is at the discretion of the Board of Directors, subject to limitations of the Plans.

     Under the provisions of several collective bargaining agreements covering hourly paid employees, the Company is required to make pension contributions to multi-employer retirement plans based primarily on hours worked by such employees.

     Retirement and profit-sharing plan expenses included in the consolidated statements of operations were $14,217,000 for the fiscal year 1993, $14,572,000 for fiscal year 1994, and $5,950,000 for the 20 weeks ended March 21, 1995 and $8,638,000 for the 32 weeks ended October 28, 1995.

 9. RELATED PARTY TRANSACTIONS

     The Company has a five-year consulting agreement with Yucaipa effective March 22, 1995 for management and financial services. The agreement is automatically renewed on April 1 of each year for the five-year term unless 90 days notice is given by either party. The agreement provides for annual management

                         DOMINICK'S SUPERMARKETS, INC.

fees equal to 2% of EBITDA (as defined in the consulting agreement). In addition, the Company may retain Yucaipa in an advisory capacity in connection with certain acquisition or sale transactions and in such case will pay an advisory fee equal to 1% of the transaction value. Pursuant to the agreement, Yucaipa received a fee of $14 million for advisory and other services provided in connection with the Acquisition. Fees paid or accrued associated with management services were $1,490,000 during the 32 weeks ended October 28, 1995.

10. COMMITMENTS AND CONTINGENCIES


     On March 16, 1995, a lawsuit was filed against Dominick's by two former employees of Dominick's. The plaintiffs' original complaint asserted allegations of gender discrimination and sought compensatory and punitive damages in an unspecified amount. The Company plans to vigorously defend this lawsuit. Based upon the current state of the proceedings, the Company's assessment to date of the underlying facts and circumstances and the other information currently available, and although no assurances can be given, the Company does not believe that the resolution of this litigation will have a material adverse effect on the Company's overall liquidity. As additional information is gathered and the litigation proceeds, the Company will continue to assess its potential impact.



     The Company is also a defendant in other cases currently in litigation or potential claims encountered in the normal course of business which are being vigorously defended. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.



     Certain of the Company's facilities have had or may have had releases of hazardous materials associated with Dominick's operations or those of current or prior occupants that may require remediation. Accordingly, the Company has accrued $4.3 million to reflect its estimated liability for environmental remediation. The Company does not believe that the ultimate liability related to remediation will have a material adverse affect on the Company's financial position or results of operations.


     The Company self-insures its workers' compensation and general liability. During fiscal year 1993, fiscal year 1994, and the 20 weeks ended March 21, 1995, the Company discounted its workers' compensation self-insurance liability using a 7.5% discount rate. During the 32 weeks ended October 28, 1995, all self-insurance liabilities were discounted using a 7.5% discount rate. Management believes that this rate approximates the time value of money over the anticipated payout period (approximately 12 years) for essentially risk-free investments.

     The Company's historical self-insurance liability for the three most recent fiscal years is as follows (dollars in thousands):

                                                        PREDECESSOR COMPANY           COMPANY
                                                    ---------------------------     -----------
                                                    OCTOBER 30,     OCTOBER 29,     OCTOBER 28,
                                                       1993            1994            1995
                                                    -----------     -----------     -----------
        Self-insurance liability..................    $30,826         $33,235         $55,898
        Less: Discount............................     (3,717)         (3,985)         (8,231)
                                                      -------         -------         -------
        Net self-insurance liability..............    $27,109         $29,250         $47,667
                                                      =======         =======         =======

     The Company expects that cash payments for claims will aggregate approximately $19 million, $12 million, $9 million, $6 million and $4 million for its fiscal years 1996, 1997, 1998, 1999 and 2000, respectively.

                         DOMINICK'S SUPERMARKETS, INC.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair values of the Company's financial instruments are as follows (dollars in thousands):

                                                                    OCTOBER 28, 1995
                                                                 -----------------------
                                                                 CARRYING
                                                                  AMOUNT      FAIR VALUE
                                                                 --------     ----------
        Cash and cash equivalents..............................  $ 55,551      $  55,551
        Short-term notes and other receivables.................    25,314         25,314
        Long-term debt for which it is:
          -- Practical to estimate fair values.................   479,129        485,562
          -- Not Practical.....................................    11,751         11,751

     The fair value of the Senior Subordinated Notes and the Senior Credit Facilities are based on quoted market prices. Market quotes for the fair value of the remainder of the Company's debt are not available. Additional information pertinent to the value of the unquoted debt is provided in Note 3.

12. SUBSEQUENT EVENT

     In August 1996, the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission relating to an initial public offering of its common stock. In connection with the offering, the Company will record a pre-tax charge of approximately $10.5 million related to the planned termination of the consulting agreement with Yucaipa and an extraordinary loss of approximately $6.4 million (net of applicable income tax benefit of $4.2 million) related to the write-off of deferred financing costs in connection with the planned extinguishment of debt.

     The Company also intends to split each share of its Common Stock and Class B Common Stock into 14.638 shares of common stock to be effected immediately prior to the effective date of the Registration Statement. The accompanying financial statements are presented as if the stock split had occurred at the date of the Acquisition.

                         DOMINICK'S SUPERMARKETS, INC.

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

     The following unaudited pro forma financial statements of the Company for the 52 weeks ended October 28, 1995 and the 40 weeks ended August 5, 1995, give effect to the Acquisition and certain related events as if such transactions occurred on October 30, 1994. See "The Acquisition."

     The pro forma adjustments are based upon currently available information and upon certain assumptions that management believes are reasonable. The Acquisition has been accounted for as a purchase by the Company. The unaudited pro forma financial statements are not necessarily indicative of either future results of operations or results that might have been achieved if the foregoing transactions had been consummated as of the indicated dates. The unaudited pro forma financial statements should be read in conjunction with the historical consolidated financial statements of the Company and the Predecessor Company, together with the related notes thereto, included elsewhere in this Prospectus.

     For purposes of the presentation of the unaudited pro forma consolidated statements of operations, the "Predecessor Company" refers to Dominick's prior to the consummation of the Acquisition.

                         DOMINICK'S SUPERMARKETS, INC.

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

                        52 WEEKS ENDED OCTOBER 28, 1995
                             (DOLLARS IN MILLIONS)

                                                     HISTORICAL
                                        -------------------------------------
                                        PREDECESSOR COMPANY       COMPANY                       PRO FORMA
                                        -------------------   ---------------                  -----------
                                             20 WEEKS            32 WEEKS                       52 WEEKS
                                               ENDED               ENDED                          ENDED
                                             MARCH 21,          OCTOBER 28,      PRO FORMA     OCTOBER 28,
                                               1995                1995         ADJUSTMENTS       1995
                                        -------------------   ---------------   -----------    -----------
Sales.................................        $ 958.8            $ 1,475.0        $    --       $ 2,433.8
Cost of sales.........................          747.6              1,136.6           (2.5)(a)     1,881.7
                                               ------             --------         ------        --------
Gross profit..........................          211.2                338.4            2.5           552.1
Selling, general and administrative
  expenses............................          191.9                287.6           (6.7)(a)       471.2
                                                                                     (1.6)(b)
SARs termination costs................           26.2                   --          (26.2)             --
Amortization of goodwill..............                                 6.3            4.7(c)         11.0
                                               ------             --------         ------        --------
Operating income (loss)...............           (6.9)                44.5           32.3            69.9
Interest expense......................           11.2                 44.5           14.3(d)         70.0
Amortization of deferred financing
  costs...............................            0.1                  1.5            0.8(e)          2.4
                                               ------             --------         ------        --------
Income (loss) before income taxes and
  extraordinary loss..................          (18.2)                (1.5)          17.2            (2.5)
Income tax expense (benefit)..........           (7.1)                 1.9            8.7(f)          3.5
                                               ------             --------         ------        --------
Income (loss) before extraordinary
  loss................................        $ (11.1)           $    (3.4)       $   8.5       $    (6.0)
                                               ======             ========         ======        ========

                            See accompanying notes.

                         DOMINICK'S SUPERMARKETS, INC.

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

                         40 WEEKS ENDED AUGUST 5, 1995
                             (DOLLARS IN MILLIONS)

                                                     HISTORICAL
                                          --------------------------------
                                          PREDECESSOR COMPANY     COMPANY                      PRO FORMA
                                          -------------------     --------                     ---------
                                               20 WEEKS           20 WEEKS                     40 WEEKS
                                                 ENDED             ENDED                         ENDED
                                               MARCH 21,          AUGUST 5,     PRO FORMA      AUGUST 5,
                                                 1995               1995       ADJUSTMENTS       1995
                                          -------------------     --------     -----------     ---------
Sales...................................        $ 958.8            $930.3         $  --        $1,889.1
Cost of sales...........................          747.6             719.7          (1.9)(a)     1,465.4
                                                 ------            ------        ------        --------
Gross profit............................          211.2             210.6           1.9           423.7
Selling, general and administrative
  expenses..............................          191.9             181.2          (5.0)(a)       366.5
                                                                                   (1.6)(b)
SARs termination costs..................           26.2                --         (26.2)             --
Amortization of goodwill................             --               4.0           4.4 (c)         8.4
                                                 ------            ------        ------        --------
Operating income (loss).................           (6.9)             25.4          30.3            48.8
Interest expense........................           11.2              24.8          18.3 (d)        54.3
Amortization of deferred financing
  costs.................................            0.1               1.3           0.4 (e)         1.8
                                                 ------            ------        ------        --------
Income (loss) before income taxes and
  extraordinary loss....................          (18.2)             (0.7)         11.6            (7.3)
Income tax expense (benefit)............           (7.1)              1.3           6.5 (f)         0.7
                                                 ------            ------        ------        --------
Income (loss) before extraordinary
  loss..................................        $ (11.1)           $ (2.0)        $ 5.1        $   (8.0)
                                                 ======            ======        ======        ========

                            See accompanying notes.

                         DOMINICK'S SUPERMARKETS, INC.

                          NOTES TO UNAUDITED PRO FORMA
                      CONSOLIDATED STATEMENT OF OPERATIONS
                             (DOLLARS IN MILLIONS)

(a) The purchase price allocation resulted in a reduction of the carrying value of the Company's property and equipment. As a result, depreciation expense on a pro forma basis is lower than the historical basis.

(b) Reflects the following adjustments:

                                                             52 WEEKS ENDED      40 WEEKS ENDED
                                                            OCTOBER 28, 1995     AUGUST 5, 1995
                                                            ----------------     --------------
    Yucaipa management fees...............................       $  0.6              $  0.6
    Reduction of compensation expense resulting from
      differences in management salaries and bonuses paid
      to certain former management employees..............         (0.8)               (0.8)
    Reversal of SARs expense..............................         (0.7)               (0.7)
    Elimination of seller transaction expenses............         (0.8)               (0.8)
    Increased rent expense relating to the Excluded
      Properties Leases entered into in connection with
      the Acquisition.....................................          0.1                 0.1
                                                                  -----               -----
                                                                 $ (1.6)             $ (1.6)
                                                                  =====               =====

(c) Reflects the amortization, on a straight-line basis, of goodwill over a 40-year period. Current and undiscounted future operating cash flows will be compared to current and future goodwill amortization to determine if an impairment of goodwill has occurred.

(d) Pro forma interest expense has been calculated based upon pro forma debt levels and the applicable interest rates. The Senior Subordinated Credit Facility was assumed to have a fixed interest rate of 12.25% and be outstanding for one month after the consummation of the Acquisition. One month after the closing date, the Senior Subordinated Credit Facility is assumed to have been refinanced with a portion of the proceeds from the Senior Subordinated Notes being offered with a fixed interest rate of 10 7/8%. Pro forma interest expense on the Term Loan Facilities was calculated on a monthly basis using an interest rate of 6.25% (LIBOR) plus 2.75% for Tranche A Loans, 3.25% for Tranche B Loans, 3.75% for Tranche C Loans and 4.0% for Tranche D Loans.

(e) Reflects the net increase in amortization due to additional deferred financing fees related to the increased levels of debt added in connection with the Acquisition.

(f) Reflects elimination of income taxes as a result of the pro forma decrease in pre-tax income. The pro forma income tax rate differs from the statutory rate because goodwill amortization is not deductible for income tax purposes.

------------------------------------------------------
------------------------------------------------------

  NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                           -------------------------

                               TABLE OF CONTENTS


                                            PAGE
Prospectus Summary.........................     3
Risk Factors...............................     9
Use of Proceeds............................    13
Dividend Policy............................    13
Dilution...................................    14
Capitalization.............................    15
Selected Historical and Pro Forma Financial
  Data.....................................    16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................    18
Business...................................    25
Management.................................    34
Principal and Selling Stockholders.........    42
Certain Transactions.......................    44
Description of Capital Stock...............    45
Shares Eligible for Future Sale............    49
The Acquisition............................    50
Description of Certain Indebtedness........    51
Underwriting...............................    54
Legal Matters..............................    56
Experts....................................    56
Available Information......................    56
Index to Financial Statements..............   F-1
Unaudited Pro Forma Financial Statements...   P-1


                            ------------------------

  UNTIL            , 1996 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                6,400,000 SHARES

                                DOMINICK'S LOGO

                                   DOMINICK'S
                               SUPERMARKETS, INC.

                                  COMMON STOCK

                              OMNI SUPERSTORE LOGO

                            ------------------------
                                   PROSPECTUS
                            ------------------------
                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                              MORGAN STANLEY & CO.
                                  INCORPORATED

                           BT SECURITIES CORPORATION


                             CHASE SECURITIES INC.

                                           , 1996

------------------------------------------------------
------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 12. DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES AND ACT LIABILITIES

     See Item 17 below.

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below are the estimated expenses to be incurred by the Company in connection with the sale of the Common Stock (exclusive of underwriting discounts):

        SEC Registration Fee.............................................  $   51,725
        NASD Filing Fee..................................................      15,500
        Stock Exchange Listing Fees......................................     155,100
        Accounting Fees and Expenses.....................................     160,000
        Legal Fees and Expenses..........................................     375,000
        Blue Sky Fees and Expenses.......................................      20,000
        Transfer Agent's and Registrar's Fee.............................      15,000
        Printing and Engraving Expenses..................................     275,000
        Miscellaneous Expenses...........................................      32,675
                                                                           ----------
                  Total..................................................  $1,100,000
                                                                           ==========

------------------------------

* To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Corporation Law") gives Delaware corporations broad powers to indemnify their present and former directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with threatened, pending or completed actions, suits or proceedings to which they are parties or are threatened to be made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions; gives a director or officer who successfully defends an action the right to be so indemnified; and permits a corporation to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or otherwise.

     As permitted by Section 145 of the Delaware Corporation Law, Article V of the Amended and Restated Bylaws of the Company provides for the indemnification by the Company of its directors, officers, employees and agents against liabilities and expenses incurred in connection with actions, suits or proceeds brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents.

     Article VI of the Company's Amended and Restated Certificate of Incorporation provides that to the fullest extent permitted by the Delaware Corporation Law as the same exists or may hereafter be amended, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

     The Company has entered into, or intends to enter into, agreements to indemnify its directors and executive officers in addition to the indemnification provided for in the Restated Certificate of Incorporation and Bylaws. These agreements, among other things, will indemnify the Company's directors and executive officers for certain expenses (including attorneys' fees) and all losses, claims, liabilities, judgments, fines and settlement amounts incurred by such person arising out of or in connection with such person's service as a director or officer of the Company to the fullest extent permitted by applicable law.

     Policies of insurance may be obtained and maintained by the Company under which its directors and officers will be insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

     The form of Underwriting Agreement, filed as Exhibit 1.1 hereto, provides for the indemnification of the Registrant, its controlling persons, its directors and certain of its officers by the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since January 17, 1995 (the date of incorporation of the Registrant), the Registrant has sold and issued the following securities which were not registered under the Securities Act:

          (a) Pursuant to a Stock Purchase Agreement dated as of March 22, 1995 among the Company, certain affiliates of The Yucaipa Companies and certain other institutional investors, the Company issued an aggregate of 450,270 shares of Common Stock and an aggregate of 549,730 shares of Class B Common Stock, in each case at a purchase price of $100 per share.

          (b) On March 22, 1995, the Company issued an aggregate of 23,750 shares of Common Stock to certain management employees of the Company in exchange for an aggregate of 3,100 restricted shares of common stock of Dominick's Finer Foods, Inc.

          (c) Between September 15, 1995 and February 22, 1996, the Company sold an aggregate of 51,050 shares of Common Stock, at a purchase price of $100 per share, to a total of 26 employees of the Company pursuant to the terms of the Dominick's Supermarkets, Inc. Management Equity Program.

          (d) On May 4, 1995, the Company issued an aggregate of 26,470 shares of Class B Common Stock to affiliates of BT Securities Corporation and Chase Securities, Inc. as partial consideration for certain investment banking services.

          (e) On August 23, 1996, the Company sold an aggregate of 1,025 shares of Common Stock, at a purchase price of $200 per share, to a total of 10 employees of the Company pursuant to the terms of the Dominick's Supermarkets, Inc. Management Equity Program.

     Any sale of securities described herein and under such captions in the Prospectus were carried out in reliance on the exemptions from registration contained in Section 4(2) of the Securities Act of 1933 as transactions not involving any public offering, except that transactions involving the management equity program were carried out in reliance upon Rule 701 of the Securities Act of 1933. The recipients in each case represented their intention to acquire the securities for investment only and not with a view of the distribution thereof. All recipients had adequate access, through employment or other relationships, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS.

        See Index to Exhibits.

     (b) FINANCIAL STATEMENT SCHEDULES.

        None.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Exchange Act of 1934, and is, therefore, unenforceable in the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Exchange Act of 1934 and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or Rule 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, Dominick's Supermarkets, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Northlake, State of Illinois, on October 24, 1996.


                                          DOMINICK'S SUPERMARKETS, INC.

                                          By:    /s/  DARREN W. KARST
                                            ------------------------------------
                                            Darren W. Karst
                                            Executive Vice President,
                                              Finance and Administration,
                                              and Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                   SIGNATURE                                TITLE                   DATE
                       *                            Chairman of the Board      October 24, 1996
-----------------------------------------------
               Ronald W. Burkle

                       *                         President, Chief Executive    October 24, 1996
-----------------------------------------------       Officer, Director
               Robert A. Mariano

             /s/  DARREN W. KARST                 Executive Vice President,    October 24, 1996
-----------------------------------------------  Finance and Administration,
                Darren W. Karst                    Chief Financial Officer
                                                    (Principal Accounting
                                                    Officer), Secretary,
                                                          Director

                       *                                  Director             October 24, 1996
-----------------------------------------------
            Linda McLoughlin Figel

                       *                                  Director             October 24, 1996
-----------------------------------------------
               Patrick L. Graham

                       *                                  Director             October 24, 1996
-----------------------------------------------
                Mark A. Resnik

                       *                                  Director             October 24, 1996
-----------------------------------------------
                Peter P. Copses

                       *                                  Director             October 24, 1996
-----------------------------------------------
                David B. Kaplan

                       *                                  Director             October 24, 1996
-----------------------------------------------
               Antony P. Ressler


*By:     /s/  DARREN W. KARST
     ---------------------------------
              Darren W. Karst
             Attorney-in-Fact

                               INDEX TO EXHIBITS


                                                                                  SEQUENTIALLY
    EXHIBIT                                                                         NUMBERED
    NUMBER                                DESCRIPTION                                 PAGE
    ------    ---------------------------------------------------------------------------------
      1.1     Form of Underwriting Agreement among the Company and Donaldson
              Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co.
              Incorporated, BT Securities Corporation and Chase Securities
              Inc. ...............................................................
     +3.1     Form of Amended and Restated Certificate of Incorporation of the
              Company.............................................................
     +3.2     Form of Amended and Restated Bylaws of the Company..................
      4.1     Specimen Common Stock certificate...................................
     +4.2     Warrant dated as of March 22, 1995 issued by the Company to The
              Yucaipa Companies, as amended.......................................
      5.1     Opinion of Latham & Watkins regarding the validity of the Common
              Stock, including consent............................................
     10.1     Form of Credit Agreement by and among Dominick's Finer Foods, Inc.
              as Borrower, the Company as Guarantor, the lenders listed therein,
              Bankers Trust Company and The Chase Manhattan Bank, as Co-Arrangers,
              and Bankers Trust Company, as Administrative Agent..................
    +10.2     Stock Purchase Agreement dated as of January 17, 1995 by and among
              DFF Holdings, Inc., DFF Sub, Inc., Dodi L.L.C., Dodi Family L.L.C.
              and Dodi Developments L.L.C.........................................
    +10.3     Tax Matters Agreement, dated as of March 22, 1995, by and among the
              Company, DFF Supermarkets, Inc., Dominick's Finer Foods, Inc., Dodi
              L.L.C., Dodi Family L.L.C., Dodi Developments L.L.C., Dodi, Inc.,
              Blackhawk Developments, Inc., Blackhawk Properties, Inc., Dominick's
              Finer Foods, Inc. of Illinois, Dodi Hazelcrest, Inc., Kohl's of
              Bloomingdale, Inc., Jerry's Deep Discount Centers, Inc. and Save-It
              Discount Foods Corporation..........................................
    +10.4     Employment Agreement dated as of March 22, 1995 between Dominick's
              Finer Foods, Inc. and Robert A. Mariano.............................
    +10.5     Employment Agreement dated as of March 22, 1995 between Dominick's
              Finer Foods, Inc. and Robert E. McCoy...............................
    +10.6     Employment Agreement dated as of March 22, 1995 between Dominick's
              Finer Foods, Inc. and Herbert R. Young..............................
     10.7     Form of Management Agreement among The Yucaipa Companies, the
              Company and Dominick's Finer Foods, Inc. ...........................
     10.8     Form of Amended and Restated Stockholders Agreement by and among the
              Company, DFF Supermarkets, Inc., Dominick's Finer Foods, Inc., and
              the stockholders of the Company named therein.......................
    +10.9     Registration Rights Agreement, dated as of March 22, 1995, by and among the Company, DFF Supermarkets, Inc., Dominick's Finer Foods,
              Inc., and the stockholders of the Company named therein.............
    +10.10    Dominick's Supermarkets, Inc. 1995 Stock Option Plan, as adopted
              March 19, 1995......................................................


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
                                                                                  SEQUENTIALLY
    EXHIBIT                                                                         NUMBERED
    NUMBER                                DESCRIPTION                                 PAGE
    ------    ---------------------------------------------------------------------------------
    +10.11    Indenture, dated as of May 4, 1995, by and among Dominick's Finer
              Foods, Inc., Dodi Hazelcrest, Inc., Dominick's Finer Foods, Inc. of
              Illinois, Jerry's Deep Discount Centers, Inc., Kohl's of
              Bloomingdale, Inc. and Save-It Discount Foods Corporation, as
              Subsidiary Guarantors, and United States Trust Company of New York,
              as Trustee, with respect to Dominick's 10 7/8% Senior Subordinated
              Notes due 2005......................................................
     10.12    Dominick's Supermarkets, Inc. 1996 Equity Participation Plan........
     10.13    Form of Registration Rights Agreement by and between the Company and
              Yucaipa Blackhawk Partners, L.P., Yucaipa Chicago Partners, L.P. and
              Yucaipa Dominick's Partners, L.P....................................
     21.1     Subsidiaries of the Company.........................................
     23.1     Consent of Ernst & Young LLP, independent auditors..................
     23.2     Consent of Latham & Watkins (included in the opinion filed as
              Exhibit 5.1 to the Registration Statement)..........................
    +24.1     Power of Attorney of the Company....................................
    +27.1     Financial Data Schedule (32 weeks ended October 28, 1995)...........
    +27.2     Financial Data Schedule (40 weeks ended August 3, 1996).............


------------------------------

* To be filed by amendment.

+ Previously filed.

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